Exhibit 99.2

MASTER ASSET PURCHASE AGREEMENT
among
ROLLING WIRELESS (H.K.) LIMITED
as the Buyer,
and
SIERRA WIRELESS, INC.,
SIERRA WIRELESS AMERICA, INC.,
SIERRA WIRELESS HONG KONG LIMITED,
SIERRA WIRELESS DEUTSCHLAND GMBH,
SIERRA WIRELESS JAPAN K.K.,
SIERRA WIRELESS KOREA LIMITED,
SIERRA WIRELESS (ASIA-PACIFIC) LIMITED,
as the Sellers

Dated as of July 23, 2020

Page
ARTICLE I INTERPRETATION		2
1.1	Specific Definitions	2
1.2	Other Definitional Provisions; Priority	16
1.3	Disclosure Schedule	17
ARTICLE II SALE AND PURCHASE		17
2.1	Sale and Purchase of Assets	17
2.2	Excluded Assets	19
2.3	Assumed Liabilities	20
2.4	Excluded Liabilities	21
2.5	Purchase Price	22
2.6	Closing	22
2.7	Closing Statements; Adjustment	23
2.8	Withholding Taxes	25
2.9	Consent to Certain Assignments and Further Assurances	26
2.10	Price Allocation	27
2.11	Inventory Audit	28
ARTICLE III REPRESENTATIONS AND WARRANTIES AS TO THE SELLERS		29
3.1	Organization, Authorization, etc.	29
3.2	Conflicts, Consents, Subsequent Actions	30
3.3	Litigation	30
3.4	Solvency	30
3.5	Regulatory Matters	30
ARTICLE IV REPRESENTATIONS AND WARRANTIES AS TO THE BUSINESS AND SIERRA CHINA		31
4.1	Title to Purchased Assets; Sufficiency of Purchased Assets	31
4.2	Organization, Authorization, Capitalization etc.	31
4.3	Financial Statements	32
4.4	Indebtedness	33
4.5	No Equity	33
4.6	Validity of Accounts Receivable	33
4.7	Inventory	33
4.8	Absence of Undisclosed Liabilities	33
4.9	Events Subsequent to Latest Financial Statements	33
4.10	Taxes	35
4.11	Litigation	37
4.12	Compliance with Laws	37
4.13	Employee Benefits	38
4.14	Employee and Labor Matters	38
4.15	Permits	38
4.16	Real Property	39

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(continued)
Page
4.17	Intellectual Property	39
4.18	Contracts	41
4.19	Insurance	43
4.20	Environmental Matters	43
4.21	Brokers and Finders	43
4.22	Suppliers and Customers	43
4.23	Product Recall, Liability and Warranty	44
4.24	Affiliated Transactions	45
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BUYER		45
5.1	Corporate Status	45
5.2	Authorization, etc.	45
5.3	Conflicts, Consents	46
5.4	Litigation	46
5.5	Brokers and Finders	46
ARTICLE VI COVENANTS		46
6.1	Conduct of the Business	46
6.2	Efforts to Consummate Transaction; Regulatory Approvals	47
6.3	Additional Regulatory Matters	48
6.4	Required PRC Approvals	49
6.5	Filing Fees	49
6.6	Notices of Certain Events	49
6.7	Additional Seller Pre-Closing Activities	50
6.8	Access and Information	50
6.9	Retained Employees; Terms of Employment; No Third Party Beneficiaries	51
6.10	Contact with Customers and Suppliers, etc.	52
6.11	Publicity	52
6.12	Solicitation	52
6.13	Bank Guarantee	53
6.14	Bulk Sales Law	53
6.15	Quarterly Interim Financial Statements	53
6.16	Cooperation; Financial Statements	53
6.17	Non-Competition; Non-solicitation	53
6.18	French Matters	56
6.19	Release	56
6.20	Business Books and Records.	56
6.21	Operating Cash	56
6.22	Product Certification	57
6.23	Reseller Agreement	57
6.24	Onboarding Matters	57
6.25	Affiliated Transactions	57

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(continued)
Page
ARTICLE VII INDEMNIFICATION		57
7.1	Survival.	57
7.2	Indemnification by Sellers and Buyer	58
7.3	Calculation of "Losses"; Limitation on Losses; Procedures	59
ARTICLE VIII CONDITIONS TO CLOSING		62
8.1	Conditions to the Obligation of the Sellers and the Buyer	62
8.2	Conditions to the Obligation of the Buyer	63
8.3	Conditions to the Obligation of the Sellers	64
ARTICLE IX TAX MATTERS		65
9.1	Proration of Taxes	65
9.2	Transfer Taxes	66
9.3	GST	67
9.4	Cooperation on Tax Matters	67
9.5	Tax Refunds.	67
ARTICLE X GUARANTEED PAYMENT; TERMINATION		68
10.1	Guaranteed Payment	68
10.2	Termination Payment	68
10.3	Exclusive Remedy	68
10.4	Termination	68
10.5	Effect of Termination	69
ARTICLE XI GENERAL PROVISIONS		70
11.1	Expenses.	70
11.2	Further Actions	70
11.3	Notices	70
11.4	Assignment; Successors	71
11.5	Amendment; Waivers, Specific Performance	72
11.6	Entire Agreement	72
11.7	Severability	72
11.8	Headings	72
11.9	Counterparts.	72
11.10	No Third Party Beneficiaries	73
11.11	Governing Law	73
11.12	Dispute Resolution	73
11.13	Waiver of Punitive and Other Damages	74

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(continued)
Page
Exhibits

A	Form of Assignment and Assumption Agreement
B	Form of Bill of Sale
C	Form of French Business Put Option Agreement
D	Form of IP License Agreement
E	Form of Share Purchase Agreement
F	Form of Transition Services Agreement

Schedules

1.1-1	Additional Equipment
1.1-2	AECM Products
1.1-3	Carve-out Principles
1.1-4	Key Employees
1.1-5	Permitted Liens
1.1-6	Regulatory Approvals
1.1-7	Schedule of Adjustment Principles
1.1-8	Schedule of Estimated Net Debt
2.1(d)	Assigned Contracts
2.1(e)	Equipment
2.1(g)	Included Permits
2.2(1)	Excluded Permits
2.3(a)	Designated Assumed Liabilities
2.4(h)	Designated Excluded Liabilities
2.10	Initial Allocation
6.1	Conduct of the Business
6.7	Pre-Closing Activities
6.9(a)	Retained Employees

-iv-

THIS MASTER ASSET PURCHASE AGREEMENT (this "Agreement"), dated as of July 23, 2020, is among Rolling Wireless (H.K.) Limited, a Hong Kong corporation (the "Buyer"), Sierra Wireless, Inc., a Canadian corporation ("Sierra"), Sierra Wireless America, Inc., a Delaware corporation ("Sierra US"), Sierra Wireless Hong Kong Limited, a Hong Kong corporation ("Sierra HK"), Sierra Wireless Deutschland GmbH, a German corporation ("Sierra Germany"), Sierra Wireless Japan K.K., a Japanese corporation ("Sierra Japan"), Sierra Wireless Korea Limited, a Korean corporation ("Sierra Korea"), Sierra Wireless (Asia-Pacific) Limited, a Hong Kong corporation ("Sierra AP" and together with Sierra, Sierra US, Sierra HK, Sierra Germany, Sierra Japan and Sierra Korea, the "Sellers" and each a "Seller").
By a separate agreement entered into on the same date, the Buyer has committed, under the French Business Put Option Agreement entered into with Sierra France, to acquire the French Business under the French Business Asset Purchase Agreement. If the Put Option (as defined in the French Business Put Option Agreement) is exercised and upon its exercise, Sierra shall cause Sierra France to become a Party to this Agreement and to be bound by, all of the terms and conditions of this Agreement as a Seller, by delivering to the Buyer and the Sellers, a joinder agreement (the "Sierra France Joinder") in a form reasonably acceptable to the Parties, duly executed by Sierra France simultaneously with the French Business Asset Purchase Agreement.
Capitalized terms used but not otherwise defined in this Agreement are defined in Section 1.1
W I T N E S S E T H
WHEREAS, the Sellers and certain Subsidiaries of Sierra are engaged in the Business (as defined below), among other businesses;
WHEREAS, Sierra Wireless Technology (Shenzhen) Ltd, a Chinese corporation ("Sierra China") operates a research and development center located at 2/F, Jiuzhou Electronic Building Southern No. 12Rd., Hi-tech Industrial Park, Nanshan in Shenzhen, China (the "R&D Center");
WHEREAS, the Sellers wish to sell to the Buyer, and the Buyer wishes to purchase from the Sellers, the assets comprising the Business and all of the subscribed registered capital of Sierra China, and in connection therewith, the Buyer is willing to assume certain liabilities and obligations of the Sellers relating to the Business, in each case, as set forth herein and on the terms and conditions set forth in this Agreement, the Share Purchase Agreement and the French Business Asset Purchase Agreement;
WHEREAS, the Sellers and the Buyer wish to transfer certain employees related to the Business that are not employees of Sierra China and the Key Employees (as defined below) have confirmed employment arrangements with the Buyer or their designee, the effectiveness of which will be conditioned upon the Closing; and
WHEREAS, as an inducement to the Sellers' willingness to enter into this Agreement, the Buyer has delivered to the Sellers the Bank Guarantee (as defined below).

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived therefrom, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:
ARTICLE I
INTERPRETATION
1.1          Specific Definitions. As used in this Agreement and the Schedules hereto, the following terms have the following meanings:
"Accounts Receivable" means all of the receivables of the Sellers Related to the Business, of the kind set forth in the Schedule of Estimated Assets and Liabilities, based on GAAP to the extent described in the Carve-out Principles.
"Acquisition Proposal" shall mean any inquiry, proposal or offer from any Person (other than the Buyer or any of its Affiliates) concerning, directly or indirectly, any portion of the Business (other than the sale of AECM Products in the Ordinary Course of Business), provided that any inquiry, proposal or offer from any Person regarding the acquisition (whether by purchase of shares, assets, merger, consolidation, scheme or arrangement, amalgamation, business combination or otherwise) of (i) more than fifty 50% of the voting equity securities of Sierra or consolidated assets of Sierra and its Subsidiaries, taken as a whole, or (ii) any business of Sierra other than the Business, shall not be an "Acquisition Proposal" so long as any action contemplated in clauses (a)-(c) of Section 6.12 with respect to such inquiry, proposal or offer or the consummation of any such related transaction would not be reasonably expected to delay, directly or indirectly, the Closing by more than twenty (20) Business Days.
"Additional Buyers" has the meaning set forth in Section 11.12(b).
"Additional Equipment" means the Equipment listed on Schedule 1.1-2.
"Additional Equipment Price" means $2,000,000.
"AECM Products" means the automotive grade cellular wireless embedded modules that are or have been sold by the Sellers and their Affiliates for installation (or intended to be installed) by or for automotive original equipment manufacturers during new automobile manufacturing (i.e. first mount applications), including those listed in Schedule 1.1-1.
"Affiliate" means, with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. "Control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.
"Agreement" means this Master Asset Purchase Agreement, including the Schedules and Exhibits hereto.

"Anti-Money Laundering Laws" means any Laws that relate to the prohibition of money laundering, anti-bribery, U.S. Foreign Corrupt Practices Act or any other similar applicable Law prohibiting public or commercial bribery or corruption and/or the financing of terrorism or other crimes.
"Antitrust Law" means any applicable Law that prohibits, restricts or regulates actions that have the purpose or effect of creating a monopoly, lessening competition or restraining trade or of reviewing, regulating or prohibiting investments by persons or entities on economic or national security grounds, including the ICA.
"Arbitrators" has the meaning set forth in Section 11.12(b).
"Assigned Contracts" has the meaning set forth in Section 2.1(d).
"Assignment and Assumption Agreement" means one or more instruments of assignment and assumption, as requested by the Buyer, between one Buyer and one or more Sellers pursuant to which the relevant Sellers assign to the relevant Buyer or its designees, and the Buyer or its designees assume, some or all of the Purchased Assets and the Assumed Liabilities, substantially in the form attached hereto as Exhibit A.
"Assumed Liabilities" has the meaning set forth in Section 2.3 and will be deemed to include the Liabilities assumed by the Buyer in respect of the French Business under the French Business Purchase Agreement solely for the purposes of Sections 2.9 and 2.10, Article W, Article VI and Article VII.
"Audit Date" has the meaning set forth in Section 2.11(a).
"Audit Date Inventory" has the meaning set forth in Section 2.11(a).
"Audit Date Inventory Value" has the meaning set forth in Section 2.11(b).
"Automotive Business" has the meaning set forth in Section 6.17.
"Bank Guarantee" means an irrevocable standby letter of credit from the China Merchants Bank, New York Branch, in respect of the payment of the Guaranteed Payment, dated on or about the date hereof.
"Base Purchase Price" means $144,000,000.
"Base ROW Purchase Price" means the Base Purchase Price, minus (i) the French Business Purchase Price, minus (ii) Share Purchase Price.
"Bill of Sale" means one or more bill(s) of sale, as requested by the Buyer, transferring to the relevant Buyer or their designees some or all of the Purchased Assets not transferred pursuant to the Assignment and Assumption Agreement from one or more Sellers substantially in the form attached hereto as Exhibit B.

"Business" means the Sellers' or their Affiliates' worldwide business and operations related to the design, development, manufacture, testing, marketing, supporting, distributing, and selling of AECM Products as currently conducted by the Sellers, including (i) the design, development, manufacture and testing of AECM Products, including both internal operations for the foregoing and management of third party vendor and suppliers with respect to the foregoing; (ii) the design, development, creation and testing of software for AECM Products, including firmware, drivers and software distributed for use with or embedded into AECM Products; (iii) the sales, distribution and marketing of AECM Products; (iv) the support of AECM Products including fulfillment of warranty obligations and customer support; and (v) the provisions of professional services related to AECM Products, including custom design support. For the avoidance of doubt, "Business" will be deemed to include the French Business.
"Business Books and Records" has the meaning set forth in Section 2.1(1).
"Business Day" means any day other than a Saturday or Sunday or any day on which the banking institutions in Vancouver, British Columbia, Paris, France or Beijing and Shenzhen, China, are required to close.
"Buyer" has the meaning set forth in the preamble to this Agreement.
"Buyer Fundamental Representations" means Sections 5.1 (Corporate Status), 5.2 (Authorization, etc.), 5.3(a)(i) and 5.3(a)(iii) (Conflicts), and 5.5 (Brokers and Finders).
"Buyer Indemnified Parties" has the meaning set forth in Section 7.2.
"Carve-out Principles" means the methodology underlying the preparation of the Schedule of Estimated Assets and Liabilities and statements of estimated income as set forth on Schedule 1.1-3.
"Cash" means the aggregate amount of all cash and cash equivalents, in each case, calculated in accordance with GAAP, of the kind set forth in the Schedule of Estimated Assets and Liabilities, based on GAAP to the extent described in the Carve-out Principles.
"Closing" has the meaning set forth in Section 2.6(a)
"Closing Date" has the meaning set forth in Section 2.6(a).
"Closing Net Debt" has the meaning set forth in Section 2.7(a).
"Closing Net Working Capital" has the meaning set forth in Section 2.7(c).
"Code" means the Internal Revenue Code of 1986, as amended.
"Company Contract" means (i) any Contract to which any Seller or any Affiliate of the Seller is a party, beneficiary or otherwise bound primarily related to the Business or primarily relating to any Purchased Asset and (ii) any Contract to which Sierra China is a party, beneficiary or otherwise bound.

"Confidentiality Agreement" has the meaning set forth in Section 6.6(a).
"Consent" means any consent, approval, authorization, order, filing, registration or qualification of or with any Person.
"Consigned Inventory" has the meaning set forth in Section 2.1(c).
"Contract" means any written or oral loan or credit agreement, indenture, debenture, note, bond, mortgage, lease, license or other written or oral contract, agreement or instrument, including purchase orders.
"Current Assets" means the current assets of the Business as of 11:59 p.m. Pacific standard time on the day immediately prior to the Closing Date, calculated utilizing the line items set forth in the Schedule of Estimated Assets and Liabilities, based on GAAP to the extent described in the Carve-out Principles, and as adjusted in accordance with the principles described in the Schedule of Adjustment Principles.
"Current Liabilities" means the current liabilities of the Business as of 11:59 p.m. Pacific standard time on the day immediately prior to the Closing Date, calculated utilizing the line items set forth in the Schedule of Estimated Assets and Liabilities based on GAAP to the extent described in the Carve-out Principles, and as adjusted in accordance with the principles described in the Schedule of Adjustment Principles.
"De Minimis Loss" has the meaning set forth in Section 7.3(b).
"Disclosure Schedule" has the meaning set forth in Section 1.3.
"Disclosure Update" has the meaning set forth in Section 1.3.
"Dispute" has the meaning set forth in Section 11.12(a).
"Employees" means all Persons (i) employed by Sierra or any of its Affiliates that are Related to the Business, on the Closing Date, and (ii) employed by Sierra China, on the Closing Date, in each case, including any Persons on disability, medical leave or other authorized leave of absence.
"Enforceability Exceptions" has the meaning set forth in Section 3.1(b).
"Environmental Law" means any federal, state, provincial, local or foreign Law regulating (i) the manufacture, transport, use, treatment, storage, disposal, release or threatened release of Hazardous Substances, or (ii) the protection of the environment (including, natural resources, air, and surface or subsurface land or waters).
"Escrow Agent" means the escrow agent to be agreed by Sierra and Buyer.
"Escrow Agreement" means the escrow agreement to be entered into at or prior to Closing by and among the Buyer, Sierra and a nationally recognized escrow agent, in the form reasonably satisfactory to Buyer and Sierra, which will provide that the Escrow Amount will be released to the Seller on the date which is 50 days after the Closing Date (the "Release Date"), unless Buyer reasonably expects that the License Agreement or ownership of the Assigned Contracts may be challenged in or otherwise subject to, a Legal Proceeding by a third party, in which case, the Escrow Amount shall remain in escrow until the later of (x) one year from the Release Date and (y) the resolution of such Legal Proceeding, and will thereafter be released pursuant to a joint written instruction from Buyer and Sierra.
"Escrow Amount" means $10,000,000.
"Estimated Closing Date Inventory" has the meaning set forth in Section 2.11(b).
"Estimated Net Debt" has the meaning set forth in Section 2.7(a).
"Estimated Net Working Capital" has the meaning set forth in Section 2.7(a).
"Estimated Purchase Price" means (i) the Base ROW Purchase Price, plus (ii) the amount (if any) by which the Estimated Net Working Capital as reflected on the Preliminary Closing Statement is greater than the Target Net Working Capital, minus (iii) the amount (if any) by which the Target Net Working Capital is greater than the Estimated Net Working Capital as reflected on the Preliminary Closing Statement, minus (iv) the amount of the Estimated Net Debt.
"Equipment" has the meaning set forth in Section 2.1(e).
"Excluded Assets" has the meaning set forth in Section 2.2.
"Excluded Intellectual Property" has the meaning set forth in Section 4.17(a).
"Excluded Liabilities" has the meaning set forth in Section 2.4.
"Extended Company Group" has the meaning set forth in Section 6.17.
"Final Allocation" has the meaning set forth in Section 2.10.
"Final Purchase Price" means (i) the Base ROW Purchase Price, plus (ii) the amount (if any) by which the Closing Net Working Capital as finally determined pursuant to Section 2.7 is greater than the Target Net Working Capital, minus (iii) the amount (if any) by which the Target Net Working Capital is greater than the Closing Net Working Capital as finally determined pursuant to Section 2.7, minus (iv) the amount of the Closing Net Debt as finally determined pursuant to Section 2.7.
"Financial Statements" has the meaning set forth in Section 4.3.
"Flex" means, as applicable, Flex Ltd. or its Affiliates.
"French Business" means that portion of the Business carried on by Sierra France as a going concern (fonds de commerce) under the Law of France.

"French Business Asset Purchase Agreement" means the asset purchase agreement between Buyer or its designee and Sierra France with respect to the French Business substantially in the form attached to the French Business Put Option Agreement.
"French Business Purchase Price" means the purchase price paid by Buyer or its designee to Sierra France under the French Business Asset Purchase Agreement for the French Business.
"French Business Put Option Agreement" means the put option agreement between Buyer and Sierra France with respect to the French Business substantially in the form attached hereto as Exhibit C.
"GAAP" means generally accepted accounting principles in the United States of America.
"General Representations" means all representations or warranties made in this Agreement other than the Buyer Fundamental Representations, Seller Fundamental Representations, the IP Representations and the Tax Representations.
"Governmental Entity" means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality (including any governmental agency, body, branch, bureau, department, official or entity and any court or other tribunal), whether federal, provincial, state, local, domestic, municipal, foreign or multinational, including securities exchanges.
"GST" means the goods and services tax/harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada).
"GST Excess" has the meaning set forth in Section 9.3.
"Guaranteed Payment" has the meaning set forth in Section 10.1.
"Hazardous Substance" means any material or substance that is: (i) listed, classified or regulated as "hazardous" pursuant to any applicable Environmental Law, or (ii) any petroleum product or by-product, asbestos or polychlorinated biphenyls.
"ICA" means the Investment Canada Act (Canada) and includes the regulations promulgated thereunder.
"ICC" means the Court of Arbitration of the International Chamber of Commerce.
"Import and Export Laws" means (a) all Sanctions, import, export and re-export control Laws of Canada, including the United Nations Act, the Special Economic Measures Act, the Justice for Victims of Corrupt Foreign Officials Act, the Criminal Code, the Freezing Assets of Corrupt Foreign Officials Act, and the Export and Import Permits Act, as applicable, (b) all Sanctions, export, import and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and Sanctions administered by OFAC, as applicable, and (c) all other applicable import and export control Laws in any of the other countries in which the Business is being, or has been, conducted.

"Indebtedness" of any Person means, without duplication, (i) the unpaid principal of and accrued interest or premium (if any) in respect of (A) indebtedness of such Person for money borrowed, (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable and (C) obligations for the deferred purchase price of property or services; (ii) the principal portion of all leases of such Person required to be capitalized based on GAAP to the extent described in the Carve-out Principles; (iii) obligations of such Person in respect of any letters of credit or bankers' acceptances (solely to the extent drawn); (iv) obligations of such Person arising under any hedging or swap arrangements, and (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (whether or not these are off balance sheet).
"Indemnified Party" has the meaning set forth in Section 7.3(i).
"Indemnifying Party" has the meaning set forth in Section 7.3(i).
"Independent Accountants" has the meaning set forth in Section 2.7(e).
"Initial Allocation" has the meaning set forth in Section 2.10.
"Insolvent" means, as of any time of determination, a Person: (i) who is for any reason unable to meet his, her or its obligations as they generally become due; or (ii) who has ceased paying his, her or its current obligations in the ordinary course of business as they generally become due; or (iii) the aggregate of whose properties and assets (whether tangible or intangible) are not, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all of his, her or its Indebtedness.
"Intellectual Property" means all trademarks, service marks, business names, trade names, domain names, copyrights, patents, industrial designs and similar rights and other intellectual property rights throughout the world, including registrations and applications to register or renew the registration of any of the foregoing, that are held, used or owned or purported to be owned either by Sierra or any of its Affiliates, and that are used or held for use in the conduct of the Business as currently conducted.
"Inventory" has the meaning set forth in Section 2.1(c).
"Inventory Calculation Statement" has the meaning set forth in Section 2.11(b).
"IP License Agreement" means the agreement between Sierra, Sierra France and Sierra US and Buyer or an Affiliate of Buyer in substantially the form attached hereto as Exhibit D.
"IP Representations" means the representations and warranties contained in Section 4.17.
"IRS" means the United States Internal Revenue Service.
"Key Employees" means the persons listed on Schedule 1.1-4.

"Knowledge of the Sellers" means the actual knowledge of Kent Thexton, Jason Krause, Samuel Cochrane, David McLennan, Jennifer Farac, Pierre Teyssier and Bill Seefeldt after due inquiry and investigation.
"Law" means any law, statute, code, rule, regulation, ordinance or Order of a Governmental Entity.
"Leased Real Property" has the meaning set forth in Section 4.16(b).
"Leases" has the meaning set forth in Section 4.16(b).
"Legal Proceeding" means any judicial, administrative or arbitral, actions, suits, claims, proceedings, investigations (public or private), by or before a Governmental Entity or private arbitrator.
"Legato Solution" means the Seller's Linux-based embedded platform solution, including open source versions, designed to simplify IoT application development and all related source code, object code, binaries, libraries, documentation, test scripts, sample code, and any proprietary or third party dependencies related to the foregoing required to develop, maintain, distribute or make use of the foregoing including the solution described at legato.io owned, or purported to be owned, by the Sellers as of the date hereof.
"Liability" or "Liabilities" means any direct or indirect Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation, liability, or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.
"Licensed Intellectual Property" has the definition set out in Section 4.17(a).
"Licensed Other IP" has the meaning set forth in the IP License Agreement.
"Lien" means any mortgage, pledge, deed of trust, hypothecation, security interest, encumbrance, charge in the nature of a lien or a security interest, lease, sublease, title retention agreement, option, easement, right of way, declared encroachment or other similar adverse claim.
"Losses" has the meaning set forth in Section 7.1.
"Material Adverse Effect" means any change in or effect that individually or in the aggregate, has or could reasonably be expected to have a materially adverse to the business, operations, assets or liabilities, employee relationships, customer or supplier relationships, results of operations, or condition (financial or otherwise) of the Business and Sierra China, taken as a whole, other than any change or effect that results in or relates to, directly or indirectly, (i) changes in (A) general economic conditions (including those generally affecting the economy, or securities, financial, capital or credit markets, including changes in interest or exchange rates or commodity prices), (B) political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism or escalations of any of the foregoing to the extent in existence on the date hereof), (C) the general automotive, cellular or technology industries in which the Business operates or in which the products or services sold by it are used, or (D) Laws or accounting standards (including

GAAP), or the principles or interpretations thereof, (ii) earthquakes, hurricanes, tornadoes, floods, epidemics/pandemics or other natural disasters, including any changes or effects resulting from the novel coronavirus disease 2019 (known as COVID-19), (iii) any failure by the Business to meet its internal budgets, plans, or revenue or earnings forecasts of its financial performance (but, in each case, not the underlying cause of such failure), (iv) the negotiation, execution, announcement or performance of this Agreement or the Related Documents or the consummation of the Transactions (including any litigation arising therefrom), or (v) any action taken as required by this Agreement or the Related Documents or with the written consent of the Buyer, or any failure to take any action as a result of the restrictions contained in this Agreement or the Related Documents; provided that, with respect to clauses (i) and (ii) of this definition, any change or effect shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur if it disproportionately adversely affects the Business and Sierra China, taken as a whole, compared to other companies, businesses or ventures of similar size operating in the industries in which the Business and Sierra China operate.
"Material Contracts" has the meaning set forth in Section 4.18.
"Moral Rights" means moral rights in any works of authorship, including the right to the integrity of the work, the right to be associated with the work as its author by name or under pseudonym and the right to remain anonymous.
"Net Adjustment Amount" means an amount, which may be positive or negative, equal to the difference between the Final Purchase Price and the Estimated Purchase Price.
"Net Debt" means the net debt of the Business as of 11:59 p.m. Pacific standard time on the day immediately prior to the Closing Date, calculated utilizing the line items set forth in the Schedule of Estimated Net Debt, including, for the avoidance of doubt, Tax liabilities of Sierra China and excluding Tax assets and Tax receivables. For the avoidance of doubt, the amounts included in the net debt calculation shall be without duplication to the amounts included in the Net Working Capital.
"Net Working Capital" the working capital of the Business as of 11:59 p.m. Pacific standard time on the day immediately prior to the Closing Date, calculated utilizing the line items set forth in the Schedule of Adjustment Principles. For the avoidance of doubt, the amounts included in the Net Working Capital shall be without duplication to the amounts included in Net Debt.
"Non-Assignable Assets" has the meaning set forth in Section 2.9.
"Notice of Disagreement" has the meaning set forth in Section 2.7(c).
"Omitted Asset" has the meaning set forth in Section 2.9(b).
"Omitted Liability" has the meaning set forth in Section 2.9(b).
"Open Source Software" means any software that is licensed under: (i) terms that: (A) require computer code to be generally: (1) disclosed or distributed in source code form to third parties; (2) licensed to third parties for the purpose of making derivative works; or (3)

redistributable to third parties at no charge; (B) require that the software source code be public domain; or (C) require the Sellers to give attribution for the use of such source code; or (ii) any licenses identified as an "open source license" by the Open Source Initiative (www.opensource.org/licenses) or any other licenses that substantially conforms to the Open Source Definition (www.opensource.org/osd).
"Operating Cash" means an amount equal to (i) $21,000,000 minus (ii) the amount, if any, by which the sum of the (x) Estimated Purchase Price, (y) Share Purchase Price, and (z) French Business Purchase Price is greater than $144,000,000, plus (iii) the amount, if any, by which the sum of the (x) Estimated Purchase Price, (y) Share Purchase Price, and (z) French Business Purchase Price is less than $144,000,000, minus (iv) the Additional Equipment Price.
"Operating Cash Price" means an amount equal to the Operating Cash.
"Other Intellectual Property" has the definition set out in Section 2.1(f).
"Order" means any order, injunction, judgment, decree, ruling, writ or assessment of a Governmental Entity of competent jurisdiction.
"Ordinary Course of Business" means the ordinary course of business, consistent with past practice.
"Organizational Documents" means, with respect to an entity, its certificate of incorporation, articles of incorporation, bylaws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement, operating agreement or similar document, as applicable.
"Out-of-Scope Inventory" means the Inventory more particularly described in the Schedule of Adjustment Principles as out of scope.
"Outside Date" has the meaning set forth in Section 10.4(b).
"Parent" has the meaning set forth in the definition of "Subsidiary".
"Party" means each of the Buyer (including any Additional Buyers), on the one hand, and the Sellers, on the other hand.
"Permits" has the meaning set forth in Section 4.15.
"Permitted Liens" means (i) Liens set forth in Schedule 1.1-5, (ii) Liens reflected or reserved against in the Financial Statements, (iii) statutory Liens for Taxes and assessments not yet due and payable or for any such amounts which are being contested in good faith, (iv) Liens of carriers, warehousemen, mechanics and materialmen and other similar statutory Liens incurred in the Ordinary Course of Business that are not overdue and are immaterial, (v) minor easements, rights of way and zoning ordinances and other similar encumbrances affecting the Purchased Assets that do not, individually or in the aggregate, materially adversely affect the value of or the use of such Purchased Assets for their current and anticipated purposes, and (vi) Liens held by any lessor on any real or personal property included in the Purchased Assets that is leased or subleased. For the avoidance of doubt, any Liens related to any Indebtedness are deemed not to be Permitted Liens.
"Person" means any natural person, firm, partnership, association, corporation, limited liability company, trust, business trust, Governmental Entity or unincorporated organization.
"Pre-Closing Inventory Audit" has the meaning set forth in Section 2.11(a).
"Preliminary Closing Statement" has the meaning set forth in Section 2.7(a).
"Pre-Closing Straddle Period" means the portion of a Straddle Period ending on the Closing Date.
"Pre-Closing Tax Period" means a taxation year or other fiscal period that ends on or before the Closing Time.
"Privacy Law" has the meaning set forth in Section 4.17(e).
"Purchase Price" means the Base Purchase Price, as adjusted in accordance with Section 2.7(h).
"Purchased Assets" has the meaning set forth in Section 2.1 and will be deemed to include the assets, properties and rights conveyed to the Buyer in respect of the French Business under the French Business Purchase Agreement solely for the purposes of Sections 2.9 and 2.10, Article W, Article VI and Article VII.
"Purchased Shares" has the definition set out in the last paragraph of Section 2.1.
"Registered Intellectual Property" all registrations and applications for registration of the Intellectual Property that is owned or purported to be owned either by Sierra or any of its Affiliates and that is used or held for use in the conduct of the Business as currently conducted, included as pending, issued, filed, registered or otherwise recorded with any office of public record where such registration is necessary to preserve the by Sierra's or any of its Affiliates' rights thereto.
"Regulatory Approvals" means all filings, consents, waivers, approvals or expiration or termination of time periods under any Antitrust Laws necessary to consummate the Transactions, other than the Required PRC Approvals, set forth on Schedule 1.1-6.
"Related Documents" means this Agreement, the IP License Agreement, the Transition Services Agreement, the Assumption Agreement, the Bill of Sale, the Share Purchase Agreement, French Business Put Option Agreement, French Business Asset Purchase Agreement, the Escrow Agreement and each other agreement, document, certificate or instrument delivered pursuant to, or in connection with, this Agreement.
"Related Party" has the meaning set forth in Section 4.24.

"Related to the Business" means primarily used in, arising from or otherwise related to the Business, whether directly or indirectly, provided that in respect of any Contracts or Intellectual Property such term shall exclude any such Contracts or Intellectual Property that are jointly or otherwise used in, arising from or otherwise related to any other business of the Sellers or their Affiliates.
"Representatives" means, as to any Person, such Person's Affiliates and any of such Person's or such Affiliates' respective officers, directors, employees, advisors, consultants, agents or representatives.
"Retained Employees" has the meaning set forth in Section 6.9(a).
"Required PRC Approvals" means each of:
(a)          the receipt of a "record-filing" notice from the National Development and Reform Commission of the People's Republic of China or its applicable local counterpart or both with respect to the consummation of the Transactions by the Buyer (the "NDRC Filing");
(b)          the receipt of a new or updated Outbound Investment Certificate from the Ministry of Commerce of the People's Republic of China or its applicable local counterpart or both ("MOFCOM") with respect to the MOFCOM' s approval of the consummation of the Transactions by the Buyer;
(c)          the receipt of the relevant foreign exchange registration from the relevant qualified bank in connection with the Transactions, including those registrations necessary for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to the Sellers pursuant to or in connection with this Agreement, to the extent applicable.
"Rules" means the ICC Arbitration Rules.
"Sanctioned Person" means (i) a Person who is on the U.S. Office of Foreign Assets (OFAC) Control List of Specially Designated Nationals and Blocked Persons or any other list of Persons who are the subject of Sanctions; (ii) any legal entity that is, directly or indirectly, 50%-or-more owned by one or more Persons identified in the foregoing clause (i); (iii) the government of Crimea, Cuba, Iran, North Korea, or Syria, any Person who is a national or resident thereof or domiciled or headquartered therein, or any legal entity that is organized under the Laws of such jurisdiction; (iv) a Person on the U.S. Bureau of Industry and Security Denied Persons List, Entity List or Unverified List; or (v) a Person acting or purporting to act, directly or indirectly, on behalf of, or a legal entity owned or controlled by, any of the Persons identified in any of the foregoing clauses (i), (ii), (iii) or (iv).
"Sanctions" means (i) legal requirements administered by OFAC; (ii) financial, trade or economic sanctions administered by any other agency of the U.S. government; or (iii) any other applicable financial, trade or economic sanctions.
"Schedule" or "Schedules" refer, as applicable, to Schedules to this Agreement and the Disclosure Schedule, dated as of the date hereof, delivered by the Sellers to the Buyer.

"Schedule of Adjustment Principles" means Schedule 1.1-7.
"Schedule of Estimated Assets and Liabilities" has the meaning set forth in Section 4.3.
"Schedule of Estimated Net Debt" means Schedule 1.1-8.
"Seller" has the meaning set forth in the preamble.
"Seller Fundamental Representations" means Sections 3.1 (Organization, Authorization), 3.2(a)(i) and 3.2(a)(iii) (Conflicts), 3.4 (Solvency), 4.1(a) (Title to Purchased Assets), 4.2(a) and 4.2(b) (Organization, Authorization) and 4.21 (Brokers and Finders).
"Seller Indemnified Parties" has the meaning set forth in Section 7.2(b).
"Seller Pre-Closing Activities" has the meaning set forth in Section 6.7.
"Share Purchase Agreement" means the share purchase agreement between Buyer or its designee and Sierra with respect to the Purchased Shares substantially in the form attached hereto as Exhibit E.
"Share Purchase Price" means the purchase price paid by Buyer to Sierra under the Share Purchase Agreement for the Purchased Shares.
"Sierra AP" has the meaning set forth in the preamble.
"Sierra China" has the meaning set forth in the recitals.
"Sierra China Intellectual Property" has the meaning set forth in Section 4.17.
"Sierra France" means Sierra Wireless S.A., a société anonyme organized and existing under the laws of France.
"Sierra France Joinder" has the meaning set forth in the preamble.
"Sierra Germany" has the meaning set forth in the preamble.
"Sierra HK" has the meaning set forth in the preamble.
"Sierra Japan" has the meaning set forth in the preamble.
"Sierra Korea" has the meaning set forth in the preamble.
"Sierra US" has the meaning set forth in the preamble.
"Standard Warranty" has the meaning set forth in Section 4.23(b).
"Straddle Period" means the taxation year or fiscal period that includes, but does not end, on the Closing Date.

"Subject Customer" has the meaning set forth in Section 8.2(j).
"Subsidiary" means, with respect to any Person (the "Parent"), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, is directly or indirectly owned or controlled by the Parent or by one or more of its respective Subsidiaries or by the Parent and any one or more of its respective Subsidiaries.
"Support and Maintenance Services" has the meaning set forth in Section 4.17(i).
"Supported Customer" has the meaning set forth in Section 6.23.
"Target Net Working Capital" means $47,500,000.
"Tax" means (i) any federal, state, provincial, local or foreign income, alternative minimum, personal holding company, franchise, profits, windfall profits, gross receipts, sales, goods and services, harmonized sales, use, value added, transfer, registration, stamp, excise, customs duties, severance, real property, personal property, ad valorem, license, employment, payroll, social security, unemployment, workers' compensation, withholding, estimated or other similar tax, assessment or other governmental charge, and any government pension plan premiums or contributions; (ii) any interest, penalties or additions to Tax imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption, transferee liability, operation of law, arising as a result of being (or ceasing to be) a member of any affiliated, combined, consolidated or unitary group (or being included (or required to be included) in any Tax Return relating thereto) or otherwise.
"Tax Representations" means the representations and warranties contained in Section 4.10.
"Tax Return" means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
"Taxing Authority" means the Canada Revenue Agency and any other Governmental Entity responsible for the administration of any Tax.
"Technology" means any (i) Intellectual Property and (ii) know-how and related technical knowledge owned by a Sierra or any of its Affiliates, that is Related to the Business as currently conducted, including software, trade secrets, confidential information, methods of production and procedures and product formulae.
"Terminating Party" has the meaning set forth in Section 10.5(b).
"Third-Party Claim" has the meaning set forth in Section 7.3(i).

"Threatened", when used in relation to a Legal Proceeding or other matter, means that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a Legal Proceeding or other matter may be asserted, commenced, taken or otherwise pursued in the future or that an event has occurred or circumstances exist that would lead a reasonable Person to conclude that a Legal Proceeding or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.
"Transactions" means the transactions contemplated by this Agreement and the Related Documents.
"Transfer Taxes" means goods and services, value added, sales, use, intangible, recordation, documentary, stamp, transfer or similar Taxes.
"Transition Services Agreement" means the Transition Services Agreement between Buyer and Sierra substantially in the form attached hereto as Exhibit F.
1.2          Other Definitional Provisions; Priority.
(a)          The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.
(b)          Terms defined in the singular in this Agreement have the same meaning in this Agreement when used in the plural, and vice versa.
(c)          The term "$" or "Dollars" when used in this Agreement means United States Dollars, unless otherwise specified.
(d)          Wherever the word "include," "includes," or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation".
(e)          Any reference in this Agreement to the masculine, feminine or neuter gender shall include each other gender.
(f)          Any reference in this Agreement to any Person shall also be deemed to be a reference to such Person's successors and, if such Person is a Party, to its permitted assigns.
(g)          References to "Sections" and "Exhibits" refer to Sections of, and Exhibits to, this Agreement, unless otherwise specified. All Schedules and Exhibits annexed hereto or referred to herein are incorporated in and made a part of this Agreement as if set forth in full herein.
(h)          Words or abbreviations that have well known technical industry or trade meanings are used in accordance with their recognized meanings.
(i)          To the extent there is any conflict or inconsistency between this Agreement and any Related Document, this Agreement shall govern, unless such Related Document expressly refers to the provisions in this Agreement over which it prevails.

1.3          Disclosure Schedule.
On or prior to the date of this Agreement, the Sellers will have delivered to the Buyer a disclosure schedule (the "Disclosure Schedule") arranged in sections and subsections corresponding to the representations and warranties of the Sellers that are set out in the corresponding sections and subsections of Article III and Article IV. When so delivered, the Disclosure Schedule will be incorporated herein by reference and be deemed to be part of this Agreement. The disclosures in the Disclosure Schedule will solely be a disclosure against the representations and warranties of the Sellers in corresponding sections and subsections of Article III and Article W for which it is disclosed and each other section or subsection for which it is reasonably apparent on its face that such disclosure applies. The Sellers may at their option amend Sections 4.9, 4.14(a) and 4.18(a) of the Disclosure Schedule ("Disclosure Updates") that are necessary to correct any representation or warranty that has become inaccurate or incomplete solely due to a fact, event or circumstance that arises after the date hereof and which, if existing or occurring on or prior to the date hereof, would have been required to be set forth or described in such Disclosure Schedule. If the Disclosure Updates would not result in the failure of the conditions set forth in Section 8.2(a), then the Sections of the Disclosure Schedule as amended by such Disclosure Updates shall be deemed to have qualified the applicable representations and warranties contained in this Agreement and to have cured any inaccuracy in or breach of any representation or warranty that otherwise might have existed hereunder; provided that Disclosure Updates to Section 4.9 of the Disclosure Schedule shall be disregarded for the purposes of Article VII.
ARTICLE II
SALE AND PURCHASE
2.1          Sale and Purchase of Assets. Subject to the terms and conditions of this Agreement and as set forth herein, at the Closing, the Sellers shall, or cause their respective Affiliates (other than Sierra France if and until the Sierra France Joinder is signed) to, sell, assign, transfer, convey and deliver to the Buyer (or its designated Affiliate(s)), free and clear of all Liens (other than Permitted Liens or Liens created by the Buyer), all of such Seller's or such Affiliate's right, title and interest in and to, and the Buyer shall (or shall cause its Affiliates to) acquire, purchase, accept and pay for, all of the Sellers' or such Affiliates' right, title and interest in and to all of the assets, properties and rights of every kind and nature (other than the Excluded Assets), whether real, personal or mixed, tangible or intangible, wherever located, whether now existing or hereafter acquired and to the extent Related to the Business, as applicable, as of and to the extent in existence on the Closing Date (the "Purchased Assets"), including, without limitation:
(a)          all AECM Products;
(b)          all Accounts Receivable;
(c)          all raw materials, work-in-progress and finished goods (of every kind and nature and wheresoever located, including all of the foregoing that is in transit, whether to or from any Seller or any Affiliate of the Sellers, on rent or consignment, being repaired by third parties or being warehoused) of AECM Products or used or held for use Related to the Business, including inventories of spare, service and repair parts, supplies of AECM Products, tooling and molds used to manufacture AECM Products, and components held for sale or use, together with packaging materials for AECM Products, (the "Inventory"), including the Inventory of chipsets that is consigned to Flex (the "Consigned Inventory");
(d)          all Contracts to which any Seller or any Affiliate of the Seller is a party, beneficiary or otherwise bound Related to the Business, including that are (i) Contracts set forth on Schedule 2.1(d) or (ii) open purchase orders for AECM Products as of the Closing Date (the "Assigned Contracts");
(e)          all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, furnishings, supplies, computers, telephones (including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person) and similar property and other tangible personal property Related to the Business, in each case including those set forth on Schedule 2.1(e) (the "Equipment");
(f)          all Intellectual Property owned, or purported to be owned, by the Sellers or any of their respective Affiliates that is Related to the Business (the "Other Intellectual Property"), including the right to register, prosecute, maintain or record any of such Other Intellectual Property with any Governmental Entity and the right to all future income, royalties, damages and payments due with respect to such Other Intellectual Property, including without limitation rights to damages and payments for future infringements or misappropriations thereof, as well as all goodwill associated with such Other Intellectual Property;
(g)          all of the Permits of any Seller or Affiliate of the Sellers (including pending applications therefor or renewals thereof) related to the Business, AECM Products or related specifically to the R&D Center or Sierra China, including without limitation, those listed on Schedule 2.1(g);
(h)          all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees to the extent related to the Business;
(i)          all rights under warranties, indemnities, return privileges, guaranties, and all similar rights of any Seller or any Affiliate of the Seller against third parties, to the extent related to the Business, the Assumed Liabilities or the Purchased Assets;
(j)          rights to claims, demands, lawsuits and judgments and similar rights with respect to the ownership, use or value of any Purchased Asset;
(k)          any telephone or fax numbers Related to the Business (to the extent permitted by the relevant third-party service provider);
(1)          originals, or where not available, copies, of all (i) Assigned Contracts, and (ii) data, documents, ledgers, databases, books, records, business plans, records of sales, customer and supplier lists, files related to the Business ("Business Books and Records") including, books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer purchasing histories, price lists, distribution lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Entity), sales material and records (including pricing history, total sales, conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, material, literature and research and files relating to the Intellectual Property, in each case to the extent (y) related to the Business and (z) their extraction from the Sellers' information technology systems is expressly contemplated by the Transition Services Agreement, whether such extraction occurs during the term of the Transition Services Agreement or thereafter pursuant to Sections 6.8 or 6.20;
(m)          all Additional Equipment; and
(n)          to the extent not already listed above in this Section 2.1, all intangible rights and assets Related to the Business or related specifically to the Purchased Assets, including all goodwill associated with the Business and the Purchased Assets and the going concern value of the Business.
The Buyer has committed, under the French Business Put Option Agreement entered into with Sierra France, to acquire the French Business under the French Business Asset Purchase Agreement.
Subject to the terms and conditions of this Agreement and the Share Purchase Agreement, at the Closing, Sierra shall sell, assign, transfer, convey and deliver to the Buyer (or its designated Affiliate(s)), free and clear of all Liens (other than Permitted Liens or Liens created by the Buyer), all of the subscribed registered capital of Sierra China (the "Purchased Shares").
2.2          Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, except as contemplated in Section 6.22, neither the Sellers nor any of their Affiliates are selling, and the Buyer are not purchasing the following assets of the Sellers, all of which shall be retained by the Sellers (collectively, the "Excluded Assets"):
(a)          this Agreement or any Related Document;
(b)          all of the Sellers' Cash;
(c)          all Contracts to which any Seller or any Affiliate of the Seller is a party, beneficiary or otherwise bound that are not Assigned Contracts, excluding Contracts to which Sierra China (but not a Seller or any other Affiliate of the Sellers) is a party, beneficiary or otherwise bound;
(d)          all real property, whether owned, leased, subleased, licensed to or otherwise occupied by the Sellers, including and all leasehold improvements owned by the Sellers and forming part thereof;
(e)          the Sellers' and any of their Affiliates' corporate books and records of internal corporate proceedings, Tax records, work papers and books and records that the Sellers or any of their respective Affiliates are required by Law to retain (other than records that Sierra China is required by Law to retain);
(f)          rights in "SIERRA WIRELESS" and all other names, trade names, logos, trademarks, service marks and marks of the Sellers and their Affiliates;

(g)          all of the Sellers' bank accounts;
(h)          all accounting records (including records relating to Taxes) and internal reports relating to the business activities of the Sellers' and their respective Affiliates to the extent not relating primarily to the Business or Sierra China;
(i)          any interest in or right to any Tax refunds or credits, claims for Tax refunds or credits or rights to receive Tax refunds or credits from any Governmental Entity with respect to the Business or the Purchased Assets, in each case solely to the extent that such refunds or credits relate to any taxable period (or portion thereof) ending on or prior to the Closing Date (excluding any refund or credit attributable to any loss in any taxable period (or portion thereof) beginning after the Closing Date applied (e.g., as a carryback) to a tax period (or portion thereof) ending on or prior to the Closing Date);
(j)          any of the Sellers' or their respective Affiliates' insurance policies;
(k)          the Out-of-Scope Inventory; and
(l)          any of the Permits listed on Schedule 2.2(1).
2.3          Assumed Liabilities. In connection with the purchase and sale of the Purchased Assets pursuant to this Agreement, at the Closing, the Buyer is assuming and agreeing to pay, or is causing its designated Affiliates to assume and agree to pay, discharge, perform or otherwise satisfy the following, and only the following, Liabilities of the Sellers or any Affiliate of the Sellers to the extent related primarily to the Business (the "Assumed Liabilities"):
(a)          all Liabilities of the Business of the type noted on Schedule 2.3(a) to the extent specifically reserved for or reflected on the Schedule of Estimated Assets and Liabilities and all such Liabilities incurred in the Ordinary Course of Business following the date of the Schedule of Estimated Assets and Liabilities and reserved for or reflected on the balance sheet contained in the Final Closing Statement, as such balance sheet may be adjusted in accordance with Section 2.7 (for the avoidance of doubt, other than any Excluded Liabilities);
(b)          all Liabilities related (i) to the Retained Employees relating to statutory retirement or pension entitlements (including mandatory State base pension scheme and mandatory complementary pension scheme, including as specifically assumed pursuant to Section 2.3(a)), (ii) to salary, wages, bonuses, commissions, vacations, vacation pay and other compensation relating to the employment of all Retained Employees or the termination of such employment on and after the Closing Date, and (iii) to a Retained Employee who is eligible to receive an offer of employment from the Buyer pursuant to Section 6.9 but does not receive such offer of employment, and which arise directly or indirectly out of, as a result of, in connection with or pursuant to the Buyer's termination of the employment of such Retained Employees;
(c)          all Liabilities of the Sellers or any Affiliate of the Sellers (i) under the Assigned Contracts and closed purchase orders for the AECM Products arising in, and solely to the extent relating to, periods after the Closing, (ii) under the Assigned Contracts and closed purchase orders for the AECM Products relating to product warranty matters arising in or relating to periods prior to the Closing, other than those Liabilities listed on Schedule 2.4(h); or (iii) under the Assigned Contracts as specifically assumed pursuant to Section 2.3(a);
(d)          all Liabilities arising after the Closing with respect to the Other Intellectual Property;
(e)          all Liabilities for Taxes to be paid by the Buyer pursuant to this Agreement, including Transfer Taxes pursuant to Section 9.2 and GST Excess pursuant to Section 9.3(b); and
(f)          all Liabilities to the extent arising from the operation or conduct of the Business after the Closing,
The Buyer has committed, under the French Business Put Option Agreement entered into with Sierra France, to assume the Assumed Liabilities of the French Business under the French Business Purchase Agreement.
The assumption of, and agreement by the Buyer to pay, perform, and discharge, as and when due, the Assumed Liabilities will not prohibit the Buyer from contesting with any third party the amount, validity, or enforceability of any of the Assumed Liabilities.
2.4          Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the Buyer is not assuming any, and the Sellers are retaining, paying, performing, or otherwise satisfying all, or causing their respective Affiliates to retain, pay, perform or otherwise satisfy all, Liabilities of the Sellers or their respective Affiliates (other than Sierra China) other than the Assumed Liabilities (the "Excluded Liabilities"), including, without limitation, the following (for the avoidance of doubt and notwithstanding anything in Section 2.3, all of the following shall be deemed to be "Excluded Liabilities" hereunder and none of the following shall be deemed to be "Assumed Liabilities" hereunder):
(a)          all Liabilities of the Sellers or their respective Affiliates (other than Sierra China) incurred in connection with this Agreement or any Related Documents and the transactions contemplated hereby and thereby;
(b)          all Liabilities for (i) Taxes of the Sellers or any of their respective Affiliates (other than Sierra China), (ii) Taxes arising from or with respect to the Purchased Assets or the operation of the Business that are incurred in or attributable to any period, or any portion of any period, ending on or prior to the Closing Date including, without limitation, Taxes allocable to Sellers pursuant to Section 9.1, (iii) Taxes to be paid by the Sellers pursuant to this Agreement, including Transfer Taxes pursuant to Section 9.2, and (iv) payments under any Tax allocation, sharing or similar agreement with any Seller or any Affiliate of the Sellers;
(c)          all Liabilities based on any Legal Proceeding that (i) is currently pending as of the date hereof, (ii) has been filed as of the Closing Date, (iii) is based on substantially the same facts, circumstances or matters as any Legal Proceeding that is currently pending or has been filed as of the Closing Date, including without limitation the matters listed on Schedule 2.4(h) or (iv) is based on circumstances, facts, events or matters that relate to any period, or any portion of any period, ending on or prior to the Closing Date, other than in respect of (i) though (iv) inclusive, the Assumed Liabilities;

(d)          all Liabilities in respect of any current or former employee of the Sellers or any of its Affiliates (other than Sierra China), whether arising by Law or Contract or otherwise, including all Liabilities relating to or arising out of any employment action or practice in connection with the employment or termination of employment of any Persons currently or formerly employed or seeking to be employed by the Sellers or any of their respective Affiliates, other than the Assumed Liabilities;
(e)          any Indebtedness of the Sellers and their respective Affiliates (other than Sierra China) outstanding as of the Closing Date;
(f)          all Liabilities of the Sellers and their respective Affiliates (other than Sierra China) in respect of any Contract other than the Assigned Contracts;
(g)          all Liabilities relating to any Excluded Asset; and
(h)          Liabilities specifically set forth on Schedule 2.4(h).
2.5          Purchase Price. In consideration for the sale, assignment, transfer, conveyance and delivery of the Purchased Assets and the Purchased Shares to the Buyer, at the Closing, the Buyer shall, or shall cause its designated Affiliates to, (a) pay to the Sellers an amount equal to the sum of (i) the Estimated Purchase Price, (ii) the Share Purchase Price, (iii) the Operating Cash Price, (iv) the Additional Equipment Price, and (v) the French Business Purchase Price, by wire transfer of immediately available funds to the account or accounts of the Sellers (as such amount may be reduced by the Guaranteed Payment in accordance with Section 10.1 and the Escrow Amount paid in accordance with Section 2.5(b)); (b) pay to the Escrow Agent an amount equal to the Escrow Amount pursuant to the terms of the Escrow Agreement; and (c) assume the Assumed Liabilities. The Sellers shall notify the Buyer in writing, at least three Business Days prior to the Closing, of the account or accounts to which the Estimated Purchase Price, the Share Purchase Price, the Operating Cash Price and the French Business Purchase Price shall be paid in accordance with Section 2.6(a). For the avoidance of doubt, the amount paid in accordance with this Agreement shall be without duplication of the amounts to be paid by Buyer or its designee to any Seller pursuant to the French Business Asset Purchase Agreement and the Share Purchase Agreement.
2.6          Closing.
(a)          The sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (the "Closing") shall take place as soon as possible, but in no event later than fifteen (15) Business Days, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time as the Buyer and the Sellers may agree (the "Closing Date") and, unless otherwise required by Law, shall take place by way of telephone, videoconferencing and/or electronic exchange of closing documentation in .pdf format.
(b)          At or prior to the Closing, Sellers shall deliver, or cause to be delivered, to the Buyer:

(i)          a counterpart of each of the Related Documents, duly executed by the Sellers, as applicable;
(ii)          a non-foreign affidavit from Sierra US, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the U.S. Treasury Regulations and reasonably acceptable to the Buyer issued pursuant to Section 1445 of the Code, stating that such Seller is not a "foreign person" within the meaning of Sections 1445 of the Code;
(iii)          the Bank Guarantee;
(iv)          all other instruments, agreements, certificates and documents required to be delivered by the Sellers to the Buyer on or prior to the Closing Date pursuant to this Agreement and the Related Documents;
(c)          At or prior to the Closing, the Buyer shall deliver to the Sellers:
(i)          a counterpart of each of the Related Documents, duly executed by the Buyer, as applicable; and
(ii)          all other instruments, agreements, certificates and documents required to be delivered by the Buyer to any Seller on or prior to the Closing Date pursuant to this Agreement or the Related Documents.
2.7          Closing Statements; Adjustment.
(a)          (i) At least five Business Days prior to the Closing Date (unless otherwise mutually agreed by the parties hereto, in which case, at such mutually agreed upon date), the Sellers shall prepare, or caused to be prepared, and delivered to the Buyer a balance sheet utilizing the line items set forth in the Schedule of Estimated Assets and Liabilities and a statement (the "Preliminary Closing Statement") setting forth a good-faith estimate of (A) the Net Working Capital (the "Estimated Net Working Capital") utilizing the line items set forth in the 1.1-7 Schedule of Adjustment Principles, and (B) the Net Debt (the "Estimated Net Debt") utilizing the line items set forth in the 1.1-8 Schedule of Estimated Net Debt, in each case, determined as of 11:59 p.m. Pacific standard time on the day immediately prior to the Closing Date and, in the case of (A) and (B) above, as calculated based on GAAP to the extent described in the Carve-out Principles. (ii) As soon as practicable upon the completion of the Pre-Closing Inventory Audit, but in no event later than three days prior to the Closing Date, the Sellers shall deliver to the Buyer the Inventory Calculation Statement along with an updated Preliminary Closing Statement reflecting the Audit Date Inventory Value.
(b)          If the Buyer has any objections to a Preliminary Closing Statement delivered by the Sellers in accordance with Section 2.7(a), it shall deliver to the Sellers a statement describing in reasonable detail its objections. The Buyer and the Sellers shall use their respective reasonable efforts to resolve any dispute regarding such statements prior to Closing Date, provided that if the Buyer and the Sellers are unable to resolve any such dispute at least four Business Days after the Buyer's receipt of such Preliminary Closing Statement, then such Preliminary Closing Statement delivered by the Sellers in accordance with Section 2.7(a) (with any revisions agreed to by the

Buyer and the Sellers) shall be considered conclusive for the purposes of Section 2.7(a) in respect of the Closing. It is expressly understood and agreed by the Buyer that the provisions of this Section 2.7(b) shall not be used in any manner to delay the Closing and that the Buyer may not refuse to proceed with a Closing because they do not agree with the amount set out in the Preliminary Closing Statement.
(c)          Within 60 days after the Closing Date, the Buyer shall cause to be prepared and delivered to the Sellers a balance sheet utilizing the line items set forth in the Schedule of Estimated Assets and Liabilities and a written statement (the "Final Closing Statement") that shall include and set forth a calculation in reasonable detail of the actual Net Working Capital, including the actual aggregate value of the Inventory in existence as of the time of Closing (such calculation, the "Closing Net Working Capital") utilizing the line items set forth in the 1.1-7 Schedule of Adjustment Principles, the actual Net Debt (the "Closing Net Debt") utilizing the line items set forth in the 1.1-8 Schedule of Estimated Net Debt, without giving effect to the transactions contemplated hereby. The draft Final Closing Statement shall be prepared in accordance with GAAP to the extent described in the Carve-out Principles, applied on a basis consistent with the Schedule of Estimated Assets and Liabilities.
(d)          The draft Final Closing Statement shall become final and binding on the 60th day following delivery thereof, unless prior to the end of such period, the Sellers deliver to the Buyer written notice of their disagreement (a "Notice of Disagreement") specifying the nature and amount of any dispute.
(e)          During the 60-day period following delivery of a Notice of Disagreement by the Sellers to the Buyer, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the draft Final Closing Statement. Any disputed items resolved in writing between the Buyer and the Sellers within such 60 day period shall be final and binding with respect to such items, and if the Sellers and the Buyer agree in writing on the resolution of each disputed item specified by the Sellers in the Notice of Disagreement, the amounts so determined shall be final and binding on the parties for all purposes hereunder. If the Buyer and the Sellers have not resolved all such differences by the end of such 30-day period, either the Buyer and the Sellers shall submit all remaining issues for resolution to PricewaterhouseCoopers LLP (the "Independent Accountants"), by delivering a brief detailing its views as to the correct nature and amount of each item remaining in dispute, as applicable, and the Independent Accountants shall, after receiving a written brief in response from the Buyer or the Sellers, as applicable, which response shall be delivered within 21 days of receipt of the initial brief, make a written determination as to each such disputed item. The Buyer and the Sellers shall use their commercially reasonable efforts to cause the Independent Accountants to render a written decision resolving the matters submitted to it within 30 days following the submission of the response brief. The Independent Accountants shall consider only those items and amounts in the Buyer's and the Sellers' respective calculations, that are identified as being items and amounts to which the Buyer and the Sellers have been unable to agree. In resolving any disputed item, the Independent Accountants may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The determination of the Independent Accountants shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(f)          The costs of any dispute resolution pursuant to this Section 2.7, including the fees and expenses of the Independent Accountants and of any enforcement of the determination thereof, shall be borne by the Sellers and the Buyer in inverse proportion as they may prevail on the matters resolved by the Independent Accountants, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accountants at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.
(g)          The Buyer, on the one hand, and the Sellers, on the other hand, will afford the other Party and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Business and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.7. Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified in this Section 2.7 provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants' disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.
(h)          The Purchase Price shall be adjusted, upwards or downwards, as follows:
(i)          If the Final Purchase Price exceeds the Estimated Purchase Price, the Purchase Price shall be adjusted upwards in an amount equal to the Net Adjustment Amount, and the Buyer shall pay the Net Adjustment Amount to the Sellers; and
(ii)          If the Estimated Purchase Price exceeds the Final Purchase Price, the Purchase Price shall be adjusted downwards in an amount equal to the Net Adjustment Amount, and the Sellers shall pay the Net Adjustment Amount to the Buyer.
(i)          Payments in respect of Section 2.7(h) shall be made within fifteen Business Days of final determination of the Net Adjustment Amount pursuant to the provisions of this Section 2.7 by wire transfer of immediately available funds to such account or accounts as may be designated in writing by the party entitled to such payment at least two Business Days prior to such payment date. For the avoidance of doubt, any payments in respect of Section 2.7(h) shall be allocated proportionately to increase or decrease, as applicable, the Share Purchase Price and French Business Purchase Price in accordance with their respective pro rata portion of the Purchase Price as allocated in accordance with Schedule 2.10.
2.8          Withholding Taxes. The Buyer acknowledges that it does not currently anticipate that any Taxes will be required to be withheld from amounts payable pursuant to this Agreement (other than with respect to any amount treated as compensation for U.S. or other applicable tax purposes or Taxes imposed by the People's Republic of China on the transfer of the Purchased Shares). The Buyer shall be entitled to deduct and withhold from any amounts payable or distributable pursuant to this Agreement to the Sellers or any other Person such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of any applicable Law. To the extent that such amounts are so deducted or withheld and timely paid to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. Other than with respect to any amount treated as compensation for U.S. or other applicable tax purposes or with respect to Taxes imposed by the People's Republic of China on the capital gain arising from transfer of the Purchased Shares, the Buyer shall use commercially reasonable efforts to provide advance written notice prior to withholding and to cooperate (and cause its Affiliates to cooperate) with Sellers' efforts to reduce the amount of any such withholding required. The Buyer shall use commercially reasonable efforts to provide the Sellers with all evidence of withholding and remittance including applicable Tax receipts and Tax forms so as to allow the Sellers to claim applicable Tax credits, deductions and refunds. With respect to the Taxes imposed by the People's Republic of China on the capital gain arising from the transfer of the Purchased Shares, the Buyer agrees not to withhold provided that the Sellers shall promptly pay such Tax to the applicable Taxing Authority and obtain a tax clearance certificate with respect to such Tax promptly after the Closing (using commercially reasonable efforts to obtain within 30 days after the Closing).
2.9          Consent to Certain Assignments and Further Assurances.
(a)          Notwithstanding anything in this Agreement or any Related Documents to the contrary, this Agreement and the Related Documents shall not constitute an agreement to transfer or assign any asset, permit, claim or right if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention under any agreement or Law to which any of the Sellers is a party or by which it is bound, or in any way adversely affect the rights of any of the Sellers or, upon transfer, the Buyer under such asset, permit, claim or right (the "Non-Assignable Assets"). The Sellers shall use their commercially reasonable efforts (and bear their respective costs of such efforts, provided that, for the avoidance of doubt, such efforts shall not obligate the Sellers to pay any consent or waiver fee or other consideration to any such third party to secure such consent or waiver) to obtain any consents or waivers required to assign to the Buyer any Purchased Asset that requires the consent of a third party, without any conditions to such transfer or changes or modifications of terms thereunder. If any such consent or waiver is not obtained prior to the Closing and, as a result thereof, the Buyer shall be prevented by such third party from receiving the rights and benefits with respect to such Purchased Asset intended to be transferred hereunder, or if any attempted assignment would adversely affect the rights of any of the Sellers thereunder so that the Buyer would not in fact receive all such rights or such Seller would forfeit or otherwise lose the benefit of rights that such Seller is entitled to retain, the Sellers and the Buyer shall cooperate in any lawful and commercially reasonable arrangement, as the Sellers and the Buyer shall agree, under which the Buyer would, to the extent practicable, obtain the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto (solely to the extent they are Assumed Liabilities) in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to the Buyer; provided, that all reasonable out-of-pocket expenses of such cooperation and related actions shall be paid by the Sellers. The Sellers shall promptly pay to the Buyer when received all monies received by any Seller under such Purchased Asset or any claim or right or any benefit arising thereunder and the Buyer shall promptly pay such Seller for all Liabilities of such Seller associated with such Purchased Asset to the extent they are Assumed Liabilities. The Sellers shall make or complete the transfer of any Non-Assignable Assets as soon as reasonably possible and cooperate with the Buyer in any other reasonable arrangement designed to provide the Buyer the benefits of such Non-Assignable Assets, including enforcement at the cost and for the account of the Buyer of any and all rights of the Sellers against any other party thereto arising out of the breach or cancellation thereof by such other party or otherwise, and to provide for the discharge of any Liability associated with any such Non-Assignable Asset to the extent such Liability constitutes an Assumed Liability. Upon the assignment of any such Non-Assignable Asset to the Buyer, it will be deemed to be a Purchased Asset for purposes of this Agreement.
(b)          At and after Closing and without further consideration therefor, (i) the Sellers will execute and deliver to the Buyer such further instruments and certificates of conveyance and transfer as the Buyer may reasonably request in order to more effectively convey and transfer the Purchased Assets from the Sellers to the Buyer and to put the Buyer in control of the Business; (ii) the Buyer will execute, or will arrange the execution of, and deliver to the Sellers, such further instruments and certificates of assumption, novation and release as the Sellers may reasonably request in order to effectively make the Buyer responsible for all Assumed Liabilities and release the Sellers therefrom to the fullest extent permitted under applicable Law; and (iii) each of the Parties will use commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Related Documents and consummate and make effective the transactions contemplated by hereby and thereby. Without limiting the generality of the foregoing, to the extent that, following the Closing, the Buyer and the Sellers mutually determine in good faith that any asset or Liability that was intended to be transferred pursuant to this Agreement was not transferred on the Closing Date (such asset or Liability, an "Omitted Asset" or "Omitted Liability," respectively), then, as applicable: (A) the Sellers will promptly assign and transfer to the Buyer or their designated assignee, all right, title and interest in such Omitted Asset or (B) the Buyer will promptly assume such Omitted Liability and will thereafter pay, perform, discharge or otherwise satisfy such Omitted Liability in accordance with its terms. Upon execution of such assignment or assumption, the Omitted Asset or Omitted Liability, as applicable, will automatically and immediately be deemed to be included in and constitute a Purchased Asset or Assumed Liability, as applicable and without the need for any additional consideration, and any failure to deliver an Omitted Asset or assume an Assumed Liability at Closing will not, in and of itself, constitute a breach of this Agreement if and to the extent such omission is fully cured.
2.10          Price Allocation. Prior to the Closing, the Sellers shall initially prepare an allocation of the Base ROW Purchase Price, the French Business Purchase Price and the Share Purchase Price (and any capitalized costs) and the Assumed Liabilities (if any) among the Purchased Assets (other than the Additional Equipment) and the Purchased Shares (the "Initial Allocation"), which shall be mutually agreed to by the Parties and be attached as Schedule 2.10 to this Agreement and the Sellers and the Buyer agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, in accordance therewith, subject to any adjustment agreed to by the parties pursuant to this Section 2.10. Solely with respect to Purchased Assets of Sierra US, such allocation shall be prepared in accordance with Section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder (and any similar provision of state or local Law, as appropriate). No later than 90 days after the Closing Date, Sellers shall deliver to Buyer an allocation, prepared in a manner consistent with the preparation of the Initial Allocation, reflecting any proposed adjustment to the Initial Allocation as a result of any adjustment to the Base ROW Purchase Price, the French Business Purchase Price and the Share Purchase Price (the "Final Allocation"). The Final Allocation shall be final and conclusive unless the Buyer disagrees, in good faith, with a material portion of the proposed allocation and notifies the Sellers that it objects to one or more items within 30 days of the delivery of such allocation. In this event, the Sellers and Buyer will work together in good faith to resolve the issues raised by the allocation, provided, however, if the Buyer and the Sellers are unable to resolve any dispute within 10 days, such dispute shall be resolved by the Independent Accountants which resolution shall be binding on the Parties. The Independent Accountants shall resolve the dispute within 30 days of the matter being referred to them. The fees and expenses of the Independent Accountants shall be borne equally between the Buyer, on the one hand, and Sellers, on the other hand. The Buyer and the Sellers shall report, act, and file Tax Returns (including, but not limited to IRS Form 8594, if applicable) in all respects and for all purposes consistent with such allocation. No Party shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such agreed upon allocation unless required to do so by applicable Law.
2.11          Inventory Audit.
(a)          On a mutually agreeable date prior to the Closing Date (such date, the "Audit Date"), a physical identification and count of the items of Inventory, including the Consigned Inventory, in existence as of the Audit Date (the "Audit Date Inventory") shall be conducted by the Sellers and Buyer (or an accounting firm acceptable to Buyer) in a manner mutually acceptable to the Sellers and the Buyer in order to identify the items of Inventory to be used to calculate the value of the Inventory included and taken in to account in the calculation and determination of the Estimated Net Working Capital (the "Pre-Closing Inventory Audit"). During the course of the Pre-Closing Inventory Audit, the Buyer and its Representatives shall have the right to participate in and monitor the Pre-Closing Inventory Audit and shall have sufficient access to observe, and make inquiries with regard to, the Audit Date Inventory, and to inspect such Audit Date Inventory.
(b)          The Sellers further agree to prepare a statement reflecting the results of the Pre Closing Inventory Audit (the "Inventory Calculation Statement") and setting forth (i) the Inventory identified as comprising the Audit Date Inventory by the Sellers and the Buyer during the Pre-Closing Inventory Audit and the aggregate value of the Audit Date Inventory as calculated based on GAAP to the extent described in the Carve-out Principles (the "Audit Date Inventory Value"); (ii) the mutually agreed upon adjustments to the Audit Date Inventory to reflect adjustments to reflect the estimated items of Inventory in existence as of the time of Closing on the Closing Date as determined by utilizing the Sellers' normal inventory management system to roll forward the Audit Date Inventory in order to account for any changes to the items of Inventory comprised therein occurring during the period from the Audit Date through and including the time of Closing on the Closing Date (the Audit Date Inventory as determined after giving effect to such adjustments, the "Estimated Closing Date Inventory"); and (iii) the aggregate value of the Inventory comprising the Estimated Closing Date Inventory as determined in the manner described in clause (ii) above and calculated based on GAAP to the extent described in the Carve-out Principles.

ARTICLE III
REPRESENTATIONS AND WARRANTIES AS TO THE SELLERS
Subject to the exceptions and disclosures set out in the Disclosure Schedule, each Seller jointly and severally represents and warrants to the Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement and as of immediately prior to the Closing on the Closing Date:
3.1          Organization, Authorization, etc.
(a)          Each Seller is a corporation, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on the Business as presently conducted.
(b)          Each Seller has all requisite power and authority to enter into this Agreement and the Related Documents to which such Seller is a party, and to perform its obligations hereunder and thereunder, as applicable.
(c)          Each Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it that are related to the Business or the operation of the Business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, would not reasonably be expected to have a materially adverse effect on the Sellers' operation of the Business.
(d)          The execution and delivery by each Seller of this Agreement and the Related Documents to which such Seller is a party, such Seller's performance hereunder and thereunder, and the consummation by each Seller of the Transactions, has been duly authorized. This Agreement and each Related Documents has been, and upon their execution the Related Documents shall have been, duly executed and delivered by the Sellers and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto) constitutes, or will constitute, the legal, valid and binding obligations of the Sellers enforceable against the Sellers in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency or similar Laws affecting the enforcement of creditor's rights generally or by general principles of equity (whether considered at law or in equity) (the "Enforceability Exceptions").

3.2          Conflicts, Consents, Subsequent Actions.
(a)          Conflicts. Except as set forth on Section 3.2(a) of the Disclosure Schedule, the execution, delivery and performance by each Seller of this Agreement and any Related Document to which such Seller is a party, and the consummation by each Seller of the Transactions, do not and will not conflict with or result in any violation of or default under (or constitute any event that, with notice or lapse of time or both, would constitute a default under), or give rise to a right of termination, cancellation or acceleration of any obligation under, any provision of (i) any Seller's or Sierra China's Organizational Documents, (ii) any Contract to which any Seller or Sierra China is a party or by which any Seller or the Purchased Assets may be bound, or (iii) any Law applicable to any Seller, Sierra China, the Purchased Assets or to the Business, other than, in each case, any conflicts, violations, defaults or rights that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Sellers' ability to consummate the Transactions. Except as set forth on Section 3.2(a) of the Disclosure Schedule, the execution, delivery and performance by each Seller of this Agreement and any Related Document to which each Seller is a party, and the consummation by each Seller of the Transactions, will not result in the creation or imposition of any Lien on the Purchased Assets and there are no payments owing any Seller to any Person as a result of the consummation of the Transactions.
(b)          Consents. No Consent of or with any Governmental Entity or third Person is required to be obtained or made by any Seller or Sierra China in connection with the execution, delivery and performance by any Seller of this Agreement and each Related Document to which any Seller is a party or the consummation by each of the Transactions, except for the Regulatory Approvals and as set forth on Section 3.2(b) of the Disclosure Schedule.
3.3          Litigation. Except as set forth on Section 3.3 of the Disclosure Schedule, there is no and for the last five years there have not been any, Legal Proceeding pending or, to the Knowledge of the Sellers, Threatened against any Seller that would reasonably be expected to have a Material Adverse Effect.
3.4          Solvency. Each Seller is not (and as of the Closing, after giving effect to the Transactions, including the payment of all related fees and expenses, will not be) Insolvent.
3.5          Regulatory Matters.
(a)          To the Knowledge of the Sellers, the information provided by Sellers and their respective Affiliates to the Buyer or the Buyer's counsel for purposes of evaluating (i) whether or not the Transaction is a "covered transaction" within the meaning of United States Law 31 C.F.R 800.213; and (ii) whether the AECM Products distributed in France (A) do not relate to infrastructure, goods or services that are essential to maintain the integrity, security or continuity of electronic communications networks and services or of a transport network and/or transport services, and (B) do not have the ability to disrupt French electronic communication networks and services, in each case, is complete and accurate.
(b)          The Sellers have not registered the Business or the AECM Products with the German Federal Office of Information Security (Bundesamt fir Sicherheit in der Informationstechnik).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES AS TO
THE BUSINESS AND SIERRA CHINA
Subject to the exceptions and disclosures set out in the Disclosure Schedule, each Seller jointly and severally represents and warrants to the Buyer that the statements contained in this Article W are true and correct as of the date of this Agreement and as of immediately prior to the Closing on the Closing Date:
4.1          Title to Purchased Assets; Sufficiency of Purchased Assets.
(a)          Except as set forth on Section 4.1(a) of the Disclosure Schedule, the Sellers have good and valid title to, or the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement and the Related Documents, all Purchased Assets, free and clear of any Liens, other than the Permitted Liens, and there is no agreement, option or other right or privilege outstanding in favor of any Person for the purchase from the Sellers of the Business or any part thereof or any of the Purchased Assets, other than the purchase of Inventories in the Ordinary Course.
(b)          The Purchased Assets are in good condition (normal wear and tear excepted) and adequate for (i) the purposes for which such Purchased Assets are used or held for use by any Seller or any Affiliate of the Sellers and (ii) the continued operation of the Business and the businesses of Sierra China immediately following the Closing by the Buyer or Sierra China, as applicable, in substantially the same manner as currently conducted or operated.
(c)          Except as set forth on Section 4.1(d) of the Disclosure Schedule and for the Excluded Intellectual Property, the Purchased Assets, together with the services to be provided under the Transition Services Agreement, the services to be provided by the Retained Employees and the rights granted to the Buyer and its Affiliates under the IP License Agreement, will constitute all the rights, property, Contracts and assets necessary and sufficient for the continued conduct of the Business by the Buyer following the Closing in substantially the same manner as the Business is being conducted as of the date hereof and as of immediately prior to the Closing.
(d)          Except as set forth on Section 4.1(d) of the Disclosure Schedule, there are no physical or tangible assets used or related to the Business that are jointly used or related to any other businesses of any of the Sellers or their respective Affiliates.
(e)          Sierra China owns or otherwise has the necessary and sufficient rights to use all physical or tangible property currently used or held for use by it in the conduct of its businesses, free and clear of all Liens, except for Permitted Liens.
4.2          Organization, Authorization, Capitalization etc.
(a)          Sierra China is validly existing under the Laws of the People's Republic of China, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Sierra China is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary except where the failure to be so licensed or qualified, individually or in the aggregate, would not reasonably be expected to have a materially adverse effect on the operation of its business. All corporate actions taken by Sierra China in connection with the Transactions contemplated by this Agreement will be duly authorized on or prior to the Closing.
(b)          The Purchased Shares constitute all of the issued and outstanding equity interests of Sierra China. The Purchased Shares have been duly authorized and are validly issued and fully paid and are wholly-owned by Sierra, free and clear of all Liens (other than Permitted Liens that will be released on or prior to the Closing). Sierra China does not own, directly or indirectly, any capital shares of, or other equity interests in, any Person, and there are no outstanding obligations of Sierra China to acquire any capital shares or other equity interests in, or to provide funds to, or make any investment (in the form of a loan, capital contribution or other similar activity) in, any other Person. There are no: (i) pre-emptive or similar rights on the part of any holders of any class of securities of Sierra China; (ii) outstanding subscriptions, options, warrants, conversion, exchange or other rights, agreements or commitments of any kind relating to the Purchased Shares or obligating any of the Sellers or Sierra China to issue, sell, redeem or purchase, or cause to be issued, sold, redeemed or purchased, any equity interests of Sierra China or any securities convertible into or exchangeable for any such shares; (iii) stockholder agreements or voting trusts to which any Person is a party relating to the voting, purchase, redemption or other acquisition of any equity interests of Sierra China; (iv) outstanding stock appreciation rights, phantom stock, profit participation or other similar rights with respect to Sierra China or (v) outstanding dividends, whether current or accumulated, due or payable on any of the equity interests of Sierra China. Upon the consummation of the Transactions, Buyer or its designee shall own all of the Purchased Shares, free and clear of all Liens.
(c)          True, complete and correct copies of the Organizational Documents and corporate records of Sierra China have been made available to Buyer.
4.3          Financial Statements. (a) True and complete copies of (i) the unaudited schedule of estimated assets and liabilities of the Business as at December 31, 2019 and the related statements of estimated income of the Business for the fiscal year ending December 31, 2019, and (ii) the unaudited schedule of estimated assets and liabilities of the Business as at March 31, 2020 (the "Schedule of Estimated Assets and Liabilities") and the related statements of estimated income of the Business for the three-month period ending on March 31, 2020, ((i) and (ii), collectively referred to as the "Financial Statements"), are attached as Section 4.3 of the Disclosure Schedule. The Financial Statements fairly present in all material respects the financial condition and the results of operations of the Business as of their respective dates and for their respective periods. The Financial Statements are based on the books and records of the Sellers and their respective Affiliates, which have been accurately maintained consistent with the practices of the Sellers and their respective Affiliates, as applicable, and are based on GAAP to the extent described in the Carve-out Principles.
(b)          True and complete copies of the audited balance sheet of Sierra China as at December 31, 2019 and December 31, 2018 and the related statements of income for the fiscal years ending December 31, 2019 and December 31, 2018 and the unaudited statement of income for the period ending March 31, 2020 and balance sheet as at March 31, 2020 (the "PRC Financial Statements"), are attached as Section 4.3 of the Disclosure Schedule. The PRC Financial

Statements fairly present in all material respects the financial condition and the results of operations of Sierra China as of their respective dates and for their respective periods. The PRC Financial Statements are based on the books and records of Sierra China, which have been accurately maintained consistent with the practices of Sierra China, as applicable, and are based on generally accepted accounting principles in the People's Republic of China.
4.4          Indebtedness. No Indebtedness of the Sellers or any of their respective Affiliates (other than Sierra China) is included in the Assumed Liabilities. Except as set forth on Section 4.4 of the Disclosure Schedule, Sierra China has no Indebtedness.
4.5          No Equity. The Purchased Assets do not include any equity interests of any Seller, their respective Affiliates or any other Person.
4.6          Validity of Accounts Receivable. All of Accounts Receivable that form part of the Purchased Assets and are included in the calculation of Net Working Capital are valid obligations which arose in the Ordinary Course of the Business, and the services rendered with respect to such Accounts Receivable have been rendered to or on behalf of the account obligors, and no further filings (with Governmental Entities, insurers or others) are required to be made, and no further services are required to be rendered in order to complete the sales reflected by such Accounts Receivable. None of such Accounts Receivable or other debts are subject to any valid defense, offset or counterclaim. None of the Accounts Receivable have been assigned or pledged to any Person. The allowance for doubtful accounts, if any, set forth on the Schedule of Estimated Assets and Liabilities is in accordance with GAAP, to the extent described in the Carve-out Principles.
4.7          Inventory. Except as set forth on Section 4.7 of the Disclosure Schedule, Inventory and inventory of Sierra China has been acquired and maintained in the Ordinary Course of Business, is new and unused, of good and merchantable quality, and is of the quality and condition usable, leasable or saleable in the Ordinary Course of Business and is not subject to any write down or write off for obsolescence or otherwise under accounting policies and procedures maintained and applied by the Sellers or Sierra China, as applicable, except for adequate provision for same consistent with, but in no event larger than is required by, GAAP, to the extent described in the Carve-out Principles, applied consistently with the preparation of the Financial Statements. Since January 1, 2020, no Inventory or inventory of Sierra China has been sold or disposed of except through sales or other disposals in the Ordinary Course of Business.
4.8          Absence of Undisclosed Liabilities. The Assumed Liabilities include no Liabilities and Sierra China has no Liabilities, in each case, that would be required to be reflected in financial statements prepared in accordance with, in the case of the Assumed Liabilities, GAAP, and in the case of Sierra China, PRC GAAP, in each case, to extent described in the Carve-out Principles, except for Liabilities (a) specifically and identifiably reflected or reserved against in the Financial Statements or notes thereto, (b) specifically referenced in the Disclosure Schedules or (c) incurred in the Ordinary Course of Business thereafter and specifically and identifiably reflected in the balance sheet included in the Final Closing Statement, as such balance sheet may be adjusted in accordance with Section 2.7.
4.9          Events Subsequent to Latest Financial Statements. Except as set forth on Section 4.9 of the Disclosure Schedule, since March 31, 2020, other than in connection with the

Transactions or as contemplated herein, (a) the Business has been carried on and conducted in all material respects in the Ordinary Course of Business, (b) there has not been any change, event, condition, or development related to the Business that is, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (c) neither (A) has Sierra China nor (B) has the Sellers or any of their respective Affiliates with respect to the Business:
(i)          except as required by local jurisdiction accounting standards or a change in applicable Law, made any material change in its accounting principles or the methods by which such principles are applied for financial accounting purposes;
(ii)          amended its Organizational Documents;
(iii)          sold, leased, transferred, assigned, granted or otherwise disposed of any of its assets (other than Inventory) having a value in excess of $250,000 in any individual case or $1,000,000 in the aggregate;
(iv)          had any material and adverse change in the assets related to the Business or Sierra China, including in respect of (A) the level or value of Inventory, and (B) any loss, damage or destruction to, or any interruption in the use of, any assets used or held for use in or related to the Business or by Sierra China;
(v)          incurred any Indebtedness, or entered into any guaranty, in excess of $250,000 in the aggregate;
(vi)          mortgaged, pledged or subjected to any Lien with a value in excess of $250,000 any of its properties or assets, except for Permitted Liens that are not material in the aggregate;
(vii)          materially increased the compensation of any Employee, other than (A) to comply with applicable Law or (B) as required to do so pursuant to existing contracts or agreements;
(viii)          merged or consolidated with, purchased substantially all of the assets of, or otherwise acquired any business or any Person;
(ix)          made any capital expenditure or commitment for any capital expenditure in excess of $500,000 individually or $1,500,000 in the aggregate;
(x)          issued any sales orders or otherwise agreed to make any purchases involving exchanges in value in excess of $250,000 individually or $750,000 in the aggregate; other than for the manufacture and sale of AECM Product in the Ordinary Course of Business;
(xi)          failed to pay any creditor any material amount owed to such creditor when due except where any such failure to pay was cured within the applicable cure period;
(xii)          made, revoked or changed any Tax election or method of Tax accounting, filed any amended Tax Return with respect to the Purchased Assets, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Purchased Assets or settled or compromised any liability with respect to Taxes;
(xiii)          waived any material rights under, amended or terminated any Assigned Contract;
(xiv)          amended, terminated, cancelled, compromised or forgiven any material debts or claims or waived any other rights of value, in excess of $250,000 individually or $1,500,000 in the aggregate, other than in respect of Excluded Liabilities;
(xv)          declared, set aside or paid any dividend or distribution in respect of any of the Purchased Shares or repurchased, redeemed or otherwise acquired the equity of any Person;
(xvi)          issued, sold or disposed of any of the capital shares of Sierra China or granted any option, warrant or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of the capital shares of Sierra China; or
(xvii)          entered into any agreement to take any of the actions described in clauses (i) through (xv).
4.10          Taxes. Except as set forth on Section 4.10 of the Disclosure Schedule:
(a)          All Tax Returns required to be filed with respect to Sierra China, the Business or the Purchased Assets have been duly and timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed, all Taxes have been timely paid, except for any Tax being contested in good faith and reflected as a reserve for Taxes on the Financial Statements, and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable laws and regulations;
(b)          No actions for the assessment or collection of Taxes, deficiencies for any Taxes or adjustments to any Tax Return have been taken, proposed, asserted or assessed in writing against any Seller, Sierra China, or their respective Affiliates with respect to Sierra China, the Business or any Purchased Assets by any Taxing Authority that are still pending with respect to any period for which the statute of limitations on assessment has not expired, and no written agreement or document extending, or having the effect of extending, the period of assessment or collection of any Taxes of the Sellers or their respective Affiliates with respect to Sierra China, the Business or any Purchased Assets has been filed with any Taxing Authority;
(c)          There are no Tax Liens on the assets or properties of Sierra China or any of the Purchased Assets, other than Permitted Liens;
(d)          None of the Sellers (in relation to the Business or the Purchased Assets) nor Sierra China is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax Returns, and no notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by the Sellers or their respective Affiliates to the effect that the filing of Tax Returns may be required;

(e)          Each Seller and Sierra China have withheld all Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, customer, client (or employees of customers and/or clients) or other third party, and has timely remitted and reported all withheld Taxes to the proper Governmental Entity in accordance with applicable Laws;
(f)          None of the Purchased Assets (i) are property required to be treated as being owned by another Person under the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, (ii) are "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (iii) "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code, (iv) "limited use property" within the meaning of Rev. Proc. 2001-28, (iv) described in Section 168(g)(1)(A) of the Code with respect to which any Seller or any of their respective Affiliates has claimed depreciation deductions in determining its U.S. federal income tax liability, (v) are subject to a "Section 467 rental agreement" as defined in Section 467 of the Code, or (vi) subject to any provision of Law comparable to any of the provisions listed above;
(g)          None of the Purchased Assets constitute a "United States real property interest" as defined in Section 897 of the Code;
(h)          No power of attorney with respect to any Tax matter is currently in force with respect to Sierra China, the Purchased Assets or the Business that would, in any manner, bind, obligate or restrict the Buyer or Sierra China;
(i)          None of the Sellers nor Sierra China has executed or entered into any agreement with, or obtained any consents or clearances from, any Taxing Authority, or has been subject to any ruling guidance specific to any of the Sellers, Sierra China, the Business or the Purchased Assets that would be binding on the Buyer or Sierra China for any taxable period (or portion thereof) ending after the Closing Date;
(j)          The Sellers have given or otherwise made available to Buyer true, correct, and complete copies of all Tax Returns, examination reports and statements of deficiencies of Sierra China for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations has not expired;
(k)          The unpaid Taxes of Sierra China (i) did not, as of the date of the latest Financial Statements, exceed the reserves for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the latest Financial Statements and (ii) do not exceed such reserves as adjusted for the passage of time through the Closing Date in accordance with the past practices of Sierra China in filing their Tax Returns;
(1)          All payments by, to or among Sierra China and its Affiliates comply in all respects with all applicable transfer pricing requirements imposed by applicable Taxing Authority, and Sierra China has otherwise complied in all respects with applicable transfer pricing rules (including any documentation requirements);

(m)          None of the Sellers nor Sierra China is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation Contract, or any other contractual obligation to pay the Tax obligation of another Person or to pay the Tax obligations with respect to transactions relating to any other Person; and
(n)          Sierra China is not required to include any prepaid amount received or deferred revenue accrued on or before the Closing Date in income for any taxable period or portion thereof ending after the Closing Date.
4.11          Litigation. Except as set forth on Section 4.11 of the Disclosure Schedule there are no existing, or, to the Knowledge of the Sellers, Threatened, Legal Proceedings against any of the Sellers or Sierra China or any of their respective Affiliates that are Related the Business, related the Purchased Assets, relating to Sierra China or that challenge or seek to prevent the Transactions. There are no outstanding Orders against the Sellers, Sierra China or any of their Affiliates that are Related to the Business, the Purchased Assets or relating to Sierra China. None of the Sellers nor Sierra China has received written notice of any, and to the Knowledge of the Sellers, there is no, investigation, review pending or Threatened by any Governmental Entity with respect to any Seller related to any of the Purchased Assets or the Business or to Sierra China.
4.12          Compliance with Laws.
(a)          Except as set forth in Section 4.12(a) of the Disclosure Schedule, (i) the Sellers and their respective Affiliates are and since January 1, 2016 have been, in compliance in all material respects with all Laws applicable to the Business and the Purchased Assets, and (ii) Sierra China is and has been since January 1, 2016 in compliance in all material respects with all applicable Laws.
(b)          None of the Sellers, Sierra China, nor, to the Knowledge of the Sellers, any of their respective officers, directors, employees or Affiliates (i) is a Sanctioned Person or (ii) is subject to any pending or Threatened (in writing) litigation or claims with respect to Sanctions. To the Knowledge of the Sellers, each of the Sellers and each Affiliate thereof, is in compliance, in all material respects, with all applicable Import and Export Laws with respect to the Business. To the Knowledge of the Sellers, Sierra China is in compliance, in all material respects, with all applicable Import and Export Laws. None of the Sellers, Sierra China or any of their respective Affiliates have, for the past five (5) years, engaged in, nor is currently engaging in, any dealings or transactions with any Person that at the time of dealing or transaction, to the Knowledge of the Sellers, is or was subject to or the target of Sanctions administered or enforced by any applicable Governmental Entity. Without limiting the foregoing, there have been no claims, nor are there any pending claims of which any of the Sellers, Sierra China or their respective Affiliates has received written notice or, to the Knowledge of the Sellers, claims Threatened (orally) by any Governmental Entity of potential violations against any Seller, Sierra China or any of their respective Affiliates with respect to compliance with applicable Import and Export Laws.
(c)          Each Seller, Sierra China and their respective officers, directors, employees or Affiliates (in their capacities as such) are in compliance in all material respects with the applicable Anti-Money Laundering Laws in all jurisdictions in which the Business is conducted or in which Sierra China operates or conducts business, including without limitation the financial record keeping and reporting requirements of the Proceeds on Crime (Money Laundering) and Terrorist Financing Act (Canada) and any Antitrust Law.
(d)          Except as set forth in Section 4.12(d) of the Disclosure Schedules, there are no export control restrictions applicable to the AECM Products in Hong Kong, France and Canada.
4.13          Employee Benefits.
(a)          Section 4.13 of the Disclosure Schedule contains a list of all employee benefit plans, agreements, or other arrangements involving compensation (other than workers' compensation, unemployment compensation and other government programs), employment, severance, consulting, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, other forms of incentive compensation, post-retirement insurance benefits, or other benefits, in each case, covering Employees (all of the foregoing collectively, the "Seller Benefit Plans"). Current and complete copies of all Seller Benefit Plans have been made available to the Buyer.
(b)          Except as disclosed on Section 4.13 of the Disclosure Schedule, no Seller or Affiliate of any Seller has any formal plan or has made any promise to improve or change the benefits provided under any Seller Benefit Plan to any Employee.
(c)          Each Seller Benefit Plan is being, and has been, conducted in compliance with applicable Law in all material respects.
4.14          Employee and Labor Matters. Section 4.14(a) of the Disclosure Schedule sets forth a complete list of Employees, together with their name, titles, hire date, salaries or hourly rate of pay, commissions, bonus and location.
(a)          Except as set forth on Section 4.14(b) of the Disclosure Schedule (i) there is no labor strike, material labor dispute, or concerted work stoppage currently pending or Threatened with respect to any Employees, and no Seller or Affiliate of any Seller have experienced any labor strike or material concerted labor dispute in the past two (2) years with respect to the Business or Sierra China; (ii) Sellers and their respective Affiliates are in material compliance with all applicable labor and employment Laws in connection with the employment of the Employees; (iii) no Seller or Affiliate of any Seller is party to or bound by any Contract with any labor union representing the Employees; and (iv) there is no individual or other Legal Proceeding pending, nor, to the Knowledge of the Sellers, investigation pending, against the Sellers or any of their respective Affiliates with respect to the Business or Sierra China relating to any of the matters described in the preceding clause (ii).
(b)          The only Employees of Sierra France transferring by operation of law with the French Business are those included in the Retained Employees.
4.15          Permits. The Sellers and Sierra China hold, when taken together, all permits, licenses, waivers, certifications and authorizations (collectively, "Permits") that are necessary to conduct the Business and Sierra China holds all Permits necessary to conduct its businesses. Schedule 4.15 contains a true and correct list of all such Permits, including setting out a true and correct list of all Permits held by the Sellers in connection with the product certifications of the AECM Products. Except as set forth in Section 4.15 of the Disclosure Schedule, (a) all such Permits are in full force in effect; (b) all charges and fees with respect to such Permits that are due and payable have been paid in full (or will be paid in full prior to Closing); (c) the Sellers and their respective Affiliates have been in compliance in all material respects with the terms and conditions of any Permits; and (d) there is no pending or, to the Knowledge of the Sellers, Threatened, application or pleading with any Governmental Entity that challenges or questions the validity of any rights under any such Permit.
4.16          Real Property.
(a)          Sierra China does not own and has never owned any real property. No Seller or Affiliate of any Seller owns or has owned any real property in respect of the Business and no title to real property is included in the Purchased Assets.
(b)          Section 4.16(b) of the Disclosure Schedule contains a complete and correct list of all real property leased or occupied by (i) Sierra China or (ii) the Sellers or any of their respective Affiliates that are Related to the Business (collectively, the "Leased Real Property") and a complete and correct list of all of the leases relating thereto (collectively, the "Leases"). The Sellers or Affiliate of any Seller party to any Lease, as applicable, has a valid leasehold interest in such Leased Property, enjoys peaceful and undisturbed possession under such Lease and is in compliance with the terms of such Lease.
(c)          No Seller or any Affiliate thereof has given any notice of any landlord under any Lease indicating that it will not be exercising any extension or renewal options under such Lease.
(d)          All buildings, structures, fixtures and building systems included in the Leased Real Property are in good condition and repair, subject to normal wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use and the continued operation of the Business following the Closing in the same manner as currently conducted.
(e)          No Seller or any Affiliate thereof has received any notification of and the Sellers have no knowledge of, any material outstanding or incomplete work orders, deficiency notices or notices of encroachment relating to any of the Leased Real Property.
4.17          Intellectual Property.
(a)          Section 4.17(a) of the Disclosure Schedule sets forth a true and complete list of (i) all Registered Intellectual Property, including, to the extent applicable, the patent/design type, applicable title, grant status, jurisdiction of registration or application, file date, grant date, expiry date, registration or application number, and owner; (ii) all Other Intellectual Property; (iii) all Intellectual Property that will be licensed to the Buyer and its Affiliates pursuant to the IP License Agreement ("Licensed Intellectual Property"); (iv) all other Intellectual Property, including any owned or purported to be owned by or licensed to the Sellers or any of its Affiliates, that is used or held for use in the conduct of the Business as currently conducted ("Excluded Intellectual Property"); and (iv) all Intellectual Property owned or purported to be owned by Sierra China, whether or not used or related to the Business (the "Sierra China Intellectual Property").

(b)          The Excluded Intellectual Property, the Licensed Intellectual Property, and the Other Intellectual Property comprise of all Intellectual Property that is used primarily or exclusively used, or held for use, in connection in the conduct of the Business as currently conducted.
(c)          (i) One of the Sellers owns the Other Intellectual Property and the Licensed Intellectual Property, (ii) Sierra China owns the Sierra China Intellectual Property, and (iii) all Other Intellectual Property and Sierra China Intellectual Property is valid. One of the Sellers is the sole and legal beneficial owner of all right, title and interest in and to the Other Intellectual Property, and there is no Crown copyright (or other intellectual property right any Governmental Entity may assert) in the Other Intellectual Property. The Other Intellectual Property is fully transferable, alienable and licensable by the Sellers without restriction and without payment of any kind to any third party.
(d)          None of the (i) Other Intellectual Property as used in the Business, (ii) the Licensed Intellectual Property as used in the Business, or (iii) Sierra China Intellectual Property, infringes, misappropriates or violates the rights of any other Person, and has not been used or enforced or failed to be used or enforced in a manner that would reasonably be expected to result in their abandonment, cancellation or unenforceability. To the Knowledge of the Sellers, no other Person is or has been, infringing, misappropriating or otherwise violating any Other Intellectual Property, Licensed Intellectual Property or Sierra China Intellectual Property.
(e)          The Business is being, and has been, operated in compliance with all applicable anti-spam, privacy and data protection Law (collectively, "Privacy Law"), Contractual and fiduciary obligations and Sellers' own privacy policies in all material respects. Any data or information forming part of the Purchased Assets will only contain information and data in respect of which the Sellers have obtained all applicable consents and permissions and otherwise have all authority, in each case as required by Privacy Law, to enable the Buyer to make use of such information and data to continue operating the Business in substantially the same manner prior to the Closing Date.
(f)          The Sellers have not used, combined or distributed any software owned or purported to be owned by them that is included in the Other Intellectual Property, or the Licensed Intellectual Property with any Open Source Software subject to license agreements that require such proprietary software or modifications or derivative works thereof, be made available or distributed in source-code form or be licensed for the purpose of preparing derivative works or distribution at no fee. Sellers' or their Affiliates' use or distribution of each component of Open Source Software in connection with the Business complies with all provisions of all applicable Open Source Software license agreements, including all notice and attribution requirements, and in no case does such use or distribution grant (or purport to grant) any rights or immunities to any third party under the Other Intellectual Property or the Licensed Intellectual Property or create (or purport to create) any obligations or restrictions for Sellers with respect to any Other Intellectual Property or Licensed Intellectual Property.
(g)          All Persons (including Employees, former Employees, current and former officers, directors, consultants, independent contractors of any Sellers or their respective Affiliates) who have, in whole or in part, designed, created, invented, developed or modified any Other Intellectual

Property or Sierra China Intellectual Property for or on behalf of the Sellers or their respective Affiliates, as the case may be, have executed an agreement which is protective of the confidentiality and ownership of proprietary property of Sierra and its Affiliates, including having assigned all intellectual property rights to the Other Intellectual Property to Sierra and its Affiliates. Without limiting the foregoing, no such Person owns or has any rights, including the right to assert any Moral Rights in or to any Other Intellectual Property or Sierra China Intellectual Property.
(h)          None of the Sellers nor any of their respective Affiliates nor any Person acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person or permitted the disclosure or delivery to any escrow agent or other Person of any source code to the Other Intellectual Property.
(i)          The Retained Employees, along with the Purchased Assets and Licensed Intellectual Property, will have the necessary and sufficient skills, knowledge, expertise, tools and resources to provide all necessary support, maintenance, configuration, adaption, bug-fixes, updates, upgrades and custom development and enhancements (such activities, collectively, the "Support and Maintenance Services") to and for the software that is Licensed Intellectual Property, in each case, at no less the quality and standard at which the Business substantially received such Support, and Maintenance Services prior to the Closing Date.
(j)          The Sellers hold sufficient rights to grant the Buyer the licenses and rights granted to Buyer under the IP License Agreement.
(k)          To the Knowledge of the Sellers, no portion of the Licensed Other IP contains any disabling mechanism, harmful code or protection feature designed to prevent its use that may be used to access, modify, replicate, distort, delete, damage or disable the Licensed Other IP or Buyer's computer systems or other software or hardware.
(l)          All parts of the Legato Solution that have been licensed or made available to any third party under any Contract forming part of the Purchased Assets have been licensed to the Buyer under the IP License Agreement.
4.18          Contracts.
(a)          Section 4.18(a) of the Disclosure Schedule contains a complete and correct list, as of the date hereof, of all Material Contracts (as defined below). The term "Material Contracts" means all of the following types of Company Contracts:
(i)          Contracts with Employees with an annual salary in excess of $175,000;
(ii)          Contracts with independent contractors or consultants (or similar arrangements) that involve annual compensation in excess of $80,000 or are not cancelable without penalty without more than thirty (30) calendar days' notice;
(iii)          Contracts not otherwise set out on Section 4.18(a) of the Disclosure Schedule requiring severance, retention, termination, change of control or similar payments in connection with the Transactions;

(iv)          Contracts related to the Other Intellectual Property, Licensed Intellectual Property, or Excluded Intellectual Property;
(v)          mortgages, indentures, security agreements, notes or loan agreements evidencing any Indebtedness in excess of $1,500,000 and any guarantees of the obligations of a third party;
(vi)          joint venture, limited liability company or partnership agreements;
(vii)          Contracts for the purchase or sale of materials, supplies, products or services, that are not terminable on notice of not more than 30 days without penalty or further payment and under which the amount that would reasonably be expected to be paid or received exceeds $1,500,000 per annum;
(viii)          Contracts with any labor union of Employees;
(ix)          Contracts limiting or restraining any Person from engaging or competing in any material respect in any material lines of business with any Person;
(x)          Contracts limiting or restraining the Sellers or their respective Affiliates from competing in any geographic area, acquiring goods or services from any supplier, establishing the prices at which it may sell any goods or services, selling goods or services to any customer or potential customer, transferring or moving any of its assets or operations, containing any minimum purchase or sale requirements, or containing any "key man" or similar provisions;
(xi)          Contracts involving either (A) the purchase or sale (1) of the capital stock or other equity interests of, or (2) substantially all or substantially all of the assets of, another Person, or (B) a merger, consolidation, reorganization or joint venture with another Person;
(xii)          Contracts with any Governmental Entity;
(xiii)          Contracts with any Affiliate;
(xiv)          Contracts relating to the settlement of any Legal Proceeding within the past five years;
(xv)          all Leases;
(xvi)          any Contract entered into not in the Ordinary Course of Business; and
(xvii)          any Contract other than those described in Sections 4.18(a)(i) - (xvi) involving aggregate payments in excess of $1,500,000 annually, to be made by or to (A) the Sellers or any of their respective Affiliates (primarily in connection with the Business) or (B) Sierra China.

The Sellers have furnished or made available to the Buyer true, complete and correct copies of the Material Contracts as in effect on the date hereof, including for the avoidance of doubt any amendments, supplements or waivers thereto or thereof. None of the Sellers, Sierra China nor, to the Knowledge of the Sellers, any other party thereto, is in material breach or default under any Material Contract that is an Assigned Contract and no Seller and none of the Sellers nor Sierra China has received any written notice of termination, cancellation, breach or default under any Material Contract. No event or condition after notice or lapse of time or both, could constitute a material breach of or material default under, any Material Contract that is an Assigned Contract by any of the Sellers, Sierra China or their respective Affiliates or, to the Knowledge of the Sellers, any other party thereto. Each Material Contract that is an Assigned Contract is valid, binding and in full force and effect as to the Sellers and Sierra China to the extent party thereto, and to the Knowledge of the Sellers, as to each other party thereto, in each case, in all material respects.
4.19          Insurance. No Seller holds any policies of insurance primarily related to the Business and no policies of insurance are included in the Purchased Assets. Section 4.19 of the Disclosure Schedule sets forth a complete and correct list of all policies of insurance carried by Sierra China, including all workers' compensation insurance policies.
4.20          Environmental Matters.
(a)          Sierra China and, with respect to activities relating to the Business, the Sellers and their respective Affiliates: (i) are, and have been, in material compliance with all Environmental Laws applicable to Sierra China, the businesses of Sierra China and the conduct and operation of the Business, (ii) have not received any written notice, demand, letter, claim or request for information alleging that it is in material violation of or liable under any Environmental Law applicable to the conduct and operation of the businesses of Sierra China or the Business, and (iii) are not subject to any Order of any Governmental Entity concerning liability under any Environmental Law.
(b)          No Hazardous Substance is, or has been, present at any of the Leased Real Property as a result of the activities of the Sellers or Sierra China in amount or condition that would reasonably be expected to result in material liability under any applicable Environmental Law.
(c)          Sierra China and, with respect to the Business, the Sellers and their respective Affiliates have not transported or arranged for the treatment, storage, handling, or disposal of any Hazardous Substance to any off-site location that would reasonably be expected to result in a material claim under Environmental Laws against such Person.
4.21          Brokers and Finders. Except as set forth on Section 4.22 of the Disclosure Schedule, no Seller has employed any broker or finder in connection with the Transactions.
4.22          Suppliers and Customers.
(a)          Section 4.22(a) of the Disclosure Schedule sets forth a list of the six (6) largest customers of the Business on a consolidated basis as measured by the aggregate amount of revenue received by the Business from such customers from the period commencing on the date that is one year prior to the date hereof and ending on the date hereof and such customers represent 85% of the revenue of the Business over such period.

(b)          Section 4.22(b) of the Disclosure Schedule sets forth a list of the fifteen (15) largest suppliers of the Business on a consolidated basis as measured by the aggregate amount of expenses accrued by the Business with respect to payments to such suppliers from the period commencing on the date that is one year prior to the date hereof and ending on the date hereof.
(c)          No customer or supplier listed on Sections 4.22(a) or 4.22(b) of the Disclosure Schedule has notified the Sellers or any of their respective Affiliates in writing or, to the Knowledge of the Sellers, orally that (i) it has or intends to stop or materially decrease the rate of business to be done with the Business, or (ii) it has or intends to materially change its relationship with the Sellers or any of their respective Affiliates, including without limitation the price at which it sells to or purchases from, as applicable, the Business on a consolidated basis. Except as set forth on Section 4.22(c) of the Disclosure Schedule, the Sellers and their respective Affiliates are not involved in any material dispute or controversy with any of the customers or suppliers listed on Section 4.22(c) of the Disclosure Schedule. The Sellers have no reason to believe that the benefits of any relationship with any of the customers or suppliers listed on Section 4.22(c) of the Disclosure Schedule will not continue after the Closing Date in substantially the same manner as of the date hereof. None of the Sellers or their respective Affiliates have received notice of the bankruptcy, insolvency, winding-up or similar (or proceedings in respect thereof) of any such customer or supplier.
4.23          Product Recall, Liability and Warranty.
(a)          Except as set forth on Section 4.23(a) of the Disclosure Schedule (1) the Sellers and their respective Affiliates have not manufactured, sold or supplied AECM Products or provided services in relation to AECM Products that contained any material defect in the design or manufacturing of such product or that did not comply in all material respects with (a) any Standard Warranty or other product warranty or (b) any applicable Laws and required Permits, and (2) the Sellers and their respective Affiliates have not received written notice of, and to the Knowledge of the Sellers, there is no pending or Threatened Legal Proceeding by any Governmental Entity concerning any defect in the design or manufacturing of any AECM Products developed, designed, manufactured, sold, provided or placed in the stream of commerce by or on behalf of the Sellers or their respective Affiliates in relation to AECM Products within the past five years. There are no defects in design, construction or manufacture of AECM Products designed, constructed or manufactured by the Sellers or any of their respective Affiliates that would reasonably be expected to create an unusual risk of injury to persons or property, and, in the past five years, except as set forth on Section 4.23(a) of the Disclosure Schedule, no AECM Products manufactured and sold by the Sellers or any of their respective Affiliates in relation to the Business have been the subject of any legally mandated recall or voluntary product recall. To the Knowledge of the Sellers, no facts or conditions exist that would reasonably be expected to result in any such legally mandated or voluntary product recall. Products and services that the Sellers or any of their respective Affiliates have designed, manufactured, sold, supplied or provided in relation to the Business which any such Seller or Affiliate of such Seller commits to deliver so as to meet and comply with any governmental standards and specifications or Laws currently in effect have been designed, manufactured, labeled and/or provided in a manner that complies with such commitments.
(b)          The standard written warranty for sales of AECM Products distributed or sold or related services provided by the Sellers or any of their respective Affiliates in relation to AECM

Products is set forth on Section 4.23(b) of the Disclosure Schedule (the "Standard Warranty"). Except for the Standard Warranty, as set forth in an Assigned Contract or as imposed by Law, there are no warranties, contractual commitments or contractual obligations with respect to the return, repair or replacement of any AECM Products. Section 4.23(b) of the Disclosure Schedule sets forth the aggregate payout and replacement costs incurred and warranty reserve used by the Sellers and their respective Affiliates in connection with the Business for the fiscal quarter ending March 31, 2020 and each of the two preceding fiscal years.
(c)          Sierra China has not manufactured, sold or supplied any products or services to any person other than the Sellers and their Affiliates.
4.24 Affiliated Transactions. Except as set forth on Section 4.24 of the Disclosure Schedule, there are no Contracts (a) between Sierra China, on the one hand, and the Sellers, any Affiliates of the Sellers (excluding Sierra China) or any Related Party (as defined below), on the other hand; or (b) that relate primarily to the Business to which (i) any Seller, on the one hand, and any Affiliate of the Sellers or any officer, director, manager or employee of any Seller or any Affiliate of the Sellers (each, a "Related Party"), on the other hand, is a party, or (ii) any Related Party, on the one hand, and any Seller or any other Related Party, on the other hand, is a party. No Related Party has any direct or indirect interest in or other business relationship or arrangement with any Person that does business with the Sellers or their respective Affiliates in connection with the operations of, or is competitive with, the Business or Sierra China or has any right or claim against the Sellers, their respective Affiliates or any of their respective assets in connection with the Business or in connection with Sierra China.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Sellers that the statements contained in this Article V are true and correct as of the date of this Agreement and as of immediately prior to the Closing on the Closing Date:
5.1          Corporate Status. The Buyer is a corporation, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its Business as presently conducted. The Buyer is a WTO investor within the meaning of section 14.1 of the ICA. The Buyer is (a) a non-resident of Canada for purposes of the Excise Tax Act (Canada) and (b) not registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.
5.2          Authorization, etc. The Buyer has all requisite power and authority to enter into this Agreement and the Related Documents to which the Buyer is a party, and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer of this Agreement and the Related Documents to which it is a party, the Buyer's performance hereunder and thereunder, and the consummation by the Buyer of the Transactions, has been duly authorized. This Agreement and the Related Documents to which the Buyer is a party have been duly executed and delivered by the Buyer and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto) constitutes, or will constitute, the legal, valid and binding obligations of the

Buyer enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.
5.3          Conflicts, Consents.
(a)          Conflicts. The execution, delivery and performance by the Buyer of this Agreement and each Related Document to which the Buyer is a party and the consummation by the Buyer of the Transactions, do not conflict with or result in any violation of or default under (or constitute any event that, with notice or lapse of time or both, would constitute a default under), or give rise to a right of termination, cancellation or acceleration of any obligation under, any provision of (i) the Buyer's Organizational Documents, (ii) any material Contract to which the Buyer is a party or by which the Buyer may be bound, (iii) or any Law applicable to the Buyer, other than, in each case, any conflicts, violations, defaults or rights that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Buyer's ability to consummate the Transactions.
(b)          Consents. No Consent of or with any Governmental Entity or third Person is required to be obtained or made by the Buyer in connection with the execution and delivery by the Buyer of this Agreement, each Related Document to which the Buyer is a party or the consummation by the Buyer of the Transactions except (i) the Regulatory Approvals and PRC Approvals and (ii) for any such Consents where the failure to obtain such Consents, either individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Buyer's ability to consummate the Transactions.
5.4          Litigation. There is no Legal Proceeding pending or, to the knowledge of the Buyer, Threatened against the Buyer, that could reasonably be expected to have a material adverse effect on the Buyer's ability to consummate the Transactions.
5.5          Brokers and Finders. The Buyer has not employed any broker or finder in connection with the Transactions.
ARTICLE VI
COVENANTS
6.1          Conduct of the Business. Except as set forth in Schedule 6.1, from the date hereof to the Closing, except (i) for entering into and performing this Agreement, (ii) to the extent required by applicable Law, or (iii) as otherwise consented to by the Buyer in writing, or (iv) in connection with the Seller Pre-Closing Activities, the Sellers shall, and shall cause their respective Affiliates and Sierra China to:
(a)          conduct the Business and the business of Sierra China in the Ordinary Course of Business; and
(b)          not take any action that, if such action had been taken prior to the date hereof, would cause any of the representations or warranties in Section 4.9 to be inaccurate.

6.2          Efforts to Consummate Transaction; Regulatory Approvals.
(a)          Subject to the terms and conditions of this Agreement, and in the event that any Governmental Entity makes an inquiry concerning, reviews or investigates the Transactions under any Antitrust Law, the Buyer and the Sellers will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law to consummate the transactions contemplated by this Agreement and the Related Documents, including (i) preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect any filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) holding telephone or in-person meetings with Government Entities, including by way of a "courtesy" call and a follow up communication or visit to discuss any issues they may raise regarding the Transactions, and (iii) obtaining and maintaining all Permits, Orders and Regulatory Approvals and Antitrust Law approvals required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the Transactions. The Sellers and the Buyer agree to execute and deliver such other documents, certificates, contracts, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the Transactions.
(b)          In furtherance and not in limitation of the foregoing, each of Sellers and the Buyer shall provide, or cause to be provided, to any Governmental Entity all information and documents that are desirable or are required or requested by any such Governmental Entity, including by (i) filing any notification and report form and related material required under any Antitrust Law with respect to the Transactions and the Related Documents as promptly as practicable after the date hereof, (ii) supplying as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to any Antitrust Law, including to demonstrate that the Transactions are not subject to an Antitrust Law, and (iii) in the case of the Buyer, (x) filing or otherwise submitting (to the extent not filed or submitted prior to the date of this Agreement) with each applicable Governmental Entity, all required documentation and information in respect of the Required PRC Approvals in accordance with Section 6.3, (y) retaining government relations advisors to assist with securing all Permits, Orders, Regulatory Approvals and Antitrust Law approvals required to be obtained from any Governmental Entity that are necessary or desirable to consummate the Transactions.
(c)          Each of the Sellers and the Buyer shall, and shall cause their respective Affiliates to, cooperate reasonably with one another and keep the other party reasonably informed of material matters relating to or in connection with the taking of the actions contemplated by this Section 6.2.
(d)          Each of the Sellers and the Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required or advisable, or any actions, consents, approvals or waivers are required or advisable to be obtained from parties to any material agreements, in connection with the consummation of the transactions contemplated by the this Agreement and the Related Documents and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers including giving the other Party an opportunity to review any filings and considering any comments provided by that Party in good faith.

(e)          No Party will take any action that would have the effect of delaying, impairing or impeding the receipt of a Regulatory Approval or an Antitrust Law approval, or the lifting of an Order prohibiting the Transactions from closing. For greater certainty, the Buyer shall control and lead all communications and strategy in connection with obtaining the approval of or making a filing with any Governmental Entity under Antitrust Laws but shall consult with and consider in good faith the views of the Sellers. The Buyer shall offer commercially reasonable commitments to secure all Permits, Orders and Regulatory Approvals required to be obtained from any Governmental Entity that are necessary to consummate the Transactions, which commitments shall be subject to the closing of the Transactions.
(f)          Nothing in this Section 6.2 shall oblige a Party (a "disclosing Party") to provide any other Party (a "receiving Party") with any confidential or commercially sensitive information relating to such disclosing Party, its Affiliates, or their respective businesses, except to the extent reasonably required by any Government Entity in order to obtain any Antitrust Law approvals that are necessary to consummate the Transactions. In this respect, any commercially sensitive information relating to the disclosing Party or its respective Affiliates will be communicated to external counsel that the receiving Party appoints for that purpose, and on the basis that such commercially sensitive information is redacted from copies of all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents provided to the receiving Party.
6.3          Additional Regulatory Matters.
(a)          Should a post-Closing inquiry or investigation be commenced by (1) any Governmental Entity in Canada within 45 days of the Closing Date, or (2) any Governmental Entity in Germany within 90 days of the Closing Date:
(i)          the Buyer and the Sellers shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 6.3, including making knowledgeable employees available and providing each other with information and documents and an opportunity to comment on drafts and participate in all communications with and information supplied to such Governmental Entity, and to review all information and communications received from such Governmental Entity;
(ii)          the Buyer and the Sellers, acting in good faith, shall discuss the manner, approach or strategy in which to: (A) respond to any statutory or non-statutory requests for information, documents or data that are made by such Governmental Entity; (B) defend any post-Closing challenges of the transaction by such Governmental Entity; (C) avoid application by such Governmental Entity for, or imposition by such Governmental Entity of any Order which would have the effect of temporarily or permanently preventing or prohibiting the Transactions or requiring remedial action to be taken by one or more of the Parties; or (D) conduct good faith negotiations, of any kind, with such Governmental Entity, which in each case shall be conducted with the intention of minimizing any material negative impact of any actions by a Governmental Entity on any arrangement or agreement that is part of the Transactions.

(b)          The Buyer and the Sellers shall undertake agreed-upon actions within a reasonable period of time. Should the Buyer and the Sellers be unable within a reasonable timeframe to come to a mutual agreement on the manner, approach or strategy referred to in this Section 6.3, or to take action accordingly the Buyer shall be permitted to determine the manner, approach or strategy and to take action accordingly.
6.4          Required PRC Approvals.
(a)          In furtherance and not in limitation of Section 6.2, the Buyer shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to take all necessary actions to obtain the Required PRC Approvals as soon as reasonably practicable and, in any event, no later than the Outside Date.
(b)          Without prejudice to the obligations of the Buyer pursuant to the foregoing clause (a), the Sellers shall, and shall cause their respective Affiliates to, provide the Buyer and its Affiliates with all reasonable assistance and cooperation that is reasonably necessary to obtain the Required PRC Approvals.
(c)          Without limiting the generality of clause (a), in respect of the Required PRC Approvals, the Buyer shall:
(i)          make the filing to the National Development and Reform Commission of the People's Republic of China in connection with the NDRC Filing within fifteen Business Days of the date of this Agreement; and
(ii)          promptly provide the Sellers with updates on any material developments regarding the Required PRC Approvals.
(d)          Without limiting Section 6.2 the parties hereto agree that all requests and enquiries from any Governmental Entity with respect to the Required PRC Approvals shall be dealt with promptly by the parties hereto and the parties hereto shall promptly cooperate with and provide all necessary information and assistance reasonably needed in that respect or required by such Governmental Entity upon being requested to do so by another party hereto.
6.5          Filing Fees.
Buyer shall be responsible for paying any filing fees associated with any Regulatory Approvals or Required PRC Approvals.
6.6          Notices of Certain Events. Each party shall promptly notify the other parties of:
(a)          any material notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(b)          any notice or other communication from any Governmental Entity in connection with the Transactions;

(c)          destruction or damage of the Purchased Assets or any substantial part of them prior to Closing;
(d)          the occurrence of any event that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and
(e)          (i) with respect to any Seller, any Legal Proceedings commenced relating to any Seller that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article III or Article W and (ii) with respect to the Buyer, any Legal Proceeding commenced relating to the Buyer that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article V.
6.7          Additional Seller Pre-Closing Activities. Prior to the Closing, the Sellers shall undertake the activities set forth on Schedule 6.7 (the "Seller Pre-Closing Activities").
6.8          Access and Information.
(a)          From the date hereof to the Closing, and subject to the restrictions set forth in the Confidentiality Agreement (as defined below), the Sellers shall permit the Buyer and its Representatives to have reasonable access, during regular business hours, to the properties, equipment, books and records to the extent relating to the Business (including onsite visits in Shenzhen China and at the Flex facility) as the Buyer may reasonably request, provided, that the Buyer and its Representatives shall conduct such activities in a manner that does not interfere unreasonably with the operations of the Sellers. All information provided or obtained pursuant to the foregoing shall be held by the Buyer in accordance with and subject to the terms of the Amended and Restated Confidentiality Agreement, dated March 10, 2020, between Sierra and Fibocom Wireless Inc. (the "Confidentiality Agreement"), which shall survive in full until the Closing or, if later, until it expires pursuant to the terms thereof. The Buyer agrees that the provisions of the Confidentiality Agreement will apply to any properties, books, records, data, documents and other information relating to the Business and the Sellers provided to the Buyer or its Affiliates or any of their respective advisers or employees pursuant to this Agreement.
(b)          Following the Closing, the Buyer will give the Sellers reasonable access during the Buyer's regular business hours upon reasonable advance notice and under reasonable circumstances to the books, records and personnel of the Business transferred to the Buyer to the extent necessary for the preparation of financial statements, regulatory filings or Tax returns of the Sellers or their Affiliates in respect of periods ending on or prior to Closing, or in connection with any claim in respect thereto (to the extent the above information is reasonably necessary for a defense against such claim); provided, that such access shall be subject to the terms of a confidentiality agreement with customary provisions to be entered into between the Sellers and the Buyer prior to the provision of such books and records, and (i) the Sellers may retain confidentially and use one copy of the books, records and other information of the Business transferred to the Buyer solely for the purpose of any dispute (including with a third party) related to AECM Products, the Purchased Assets, the Assumed Liabilities, the Excluded Assets, the Excluded Liabilities or this Agreement. The Sellers shall be entitled, at their sole cost and expense, to make copies of the books and records to which they are entitled to access pursuant to this Section 6.8(a).

(c)          Following the Closing, the Sellers will give the Buyer reasonable access during the Sellers' regular business hours upon reasonable advance notice and under reasonable circumstances to the books and records related to the Business but retained by the Sellers and to the personnel with knowledge thereof to the extent necessary for the preparation of financial statements, regulatory filings or Tax returns of the Buyer or its Affiliates, or in connection with any claim in respect thereto (to the extent the above information is reasonably necessary for a defense against such claim); provided, that such access shall be subject to the terms of a confidentiality agreement with customary provisions to be entered into between the Sellers and the Buyer prior to the provision of such books and records. The Buyer shall be entitled, at their sole cost and expense, to make copies of the books and records to which they is entitled to access pursuant to this Section 6.8(c). Without limiting the foregoing, the Sellers shall, and shall cause their Affiliates to, preserve and keep the Business Book and Records held by such Persons prior to Closing and not delivered to the Buyer pursuant to Section 2.1(1) until ten (10)years from the Closing Date, and shall make such Business Book and Records available to the Buyer, as may be reasonably requested by the Buyer, if their extraction from the Sellers' information technology systems was not contemplated by the Transition Services Agreement, but they are otherwise inherent or necessary to, or customarily part of, the Business.
(d)          The Buyer shall, and shall cause its Affiliates to, preserve and keep the Tax and other material books and records held by such Persons relating to the Business until the later of (i) seven (7) years from the Closing Date (or longer if required by applicable Law) and (ii) if such books and records relate to Taxes, until a Taxing Authority is no longer entitled to assess or reassess the Sellers and their respective Affiliates with respect to the period to which such records relate, and shall make such records and personnel available to the Sellers, as may be reasonably required by the Sellers in connection with, among other things, any insurance claims by the Sellers or any Legal Proceedings or tax audits against or governmental investigations of the Sellers, any of their Affiliates or any of their respective employees.
(e)          The Sellers shall, and shall cause their respective Affiliates to, preserve and keep the Tax and other material books and records held by such Persons after the Closing and relating to the Business until the later of (i) seven (7) years from the Closing Date (or longer if required by applicable Law) and (ii) if such books and records relate to Taxes, until a Taxing Authority is no longer entitled to assess or reassess the Buyer with respect to the period to which such records relate, and shall make such records and personnel available to the Buyer, as may be required by the Buyer in connection with, among other things, any insurance claims by the Buyer or any Legal Proceedings or tax audits against or governmental investigations of the Buyer, their Affiliates or any of their respective employees.
6.9          Retained Employees; Terms of Employment; No Third Party Beneficiaries.
(a)          Prior to the Closing, the Buyer and the Sellers shall take all actions necessary to effectuate the transfer of employment of all of the employees listed on Schedule 6.9(a) (the "Retained Employees") to the Buyer or an Affiliate of the Buyer, including the transfer of such employees to the appropriate employers, payrolls and benefit platforms and the extension of offers of employment or transfer on terms and conditions which are no less favorable in the aggregate in terms of title, compensation, benefits, hours of work, termination or severance entitlements and location and with duties that are substantially similar to the duties now being performed by such

Retained Employees and the Buyer or the Affiliate of the Buyer shall recognize the past service of each Retained Employee with the Sellers for all purposes associated with the Retained Employees' employment with the Buyer or their Affiliate. As of the Closing Date, the Retained Employees shall cease to participate or cease to accrue benefits, as applicable, in the payroll, compensation plans, benefit plans and other employee programs and coverages of the Sellers and their respective Affiliates.
(b)          Without limiting the generality of Section 11.10, no provision of this Section 6.9, express or implied, is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including, without limitation, any Retained Employees and any dependent or beneficiary thereof) other than the parties hereto and their respective successors and assigns.
6.10          Contact with Customers and Suppliers, etc. From the date hereof until the Closing, neither the Buyer, nor their Affiliates, nor any of their respective Representatives shall contact or communicate with the Employees, customers, suppliers, licensors or other third-party Contract counterparties of the Sellers, their respective Affiliates or the Business in connection with the Transactions or the operation of the Business by the Buyer or their Affiliates following the Closing without the prior written consent of the Sellers, provided that the Buyer and the Sellers shall cooperate to obtain the consent of any such Employees or counterparties that may be required to consummate the Transactions contemplated by this Agreement or any of the Related Documents.
6.11          Publicity. Except as required by applicable Law or securities exchange rules or regulations, prior to Closing: (a) the Buyer shall not, directly or indirectly, make or cause to be made any public announcement or statement or issue any notice or press release in respect of this Agreement or the Transactions without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), and (b) the Sellers and their respective Affiliates shall not, directly or indirectly, make or cause to be made any such public announcement or statement or issue any notice or press release without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that, notwithstanding the foregoing, any Party may, in its sole discretion, withhold its consent to any public announcement or statement, or the issuance of any notice or press release, in respect of the Purchase Price or any other economic terms of this Agreement or the Transactions.
6.12          Solicitation. The Sellers shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (a) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (b) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (c) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Sellers shall immediately cease and cause to be terminated, and shall cause their respective Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons other than the Buyer with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Sellers or any of their respective Affiliates or Representatives from informing third parties of the existence of the provisions contained in this Section. In addition to the other obligations under this Section 6.12, the Sellers shall promptly (and in any event within five Business Days after receipt) advise the

Buyer in writing of any written Acquisition Proposal received by the Sellers or any of their respective Affiliates, or any of their or their Affiliates' respective Representatives.
6.13          Bank Guarantee. The Sellers shall only enforce or otherwise look to the Bank Guarantee in the circumstances set forth in Article X.
6.14          Bulk Sales Law. The parties hereby waive compliance with the provisions of the bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets (other than the French Business) to the Buyer.
6.15          Quarterly Interim Financial Statements. The Sellers shall provide to the Buyer as promptly as practicable following the date such financial statements are finalized and, in any event, no later than 60 days following each fiscal quarter end after the date hereof, the unaudited interim schedule of estimated assets and liabilities of the Business as of each quarter end after the date hereof and the related unaudited interim statements of estimated income for the three-month period then ended and for the period then ended since December 31, 2019, through to the earlier of the Closing or the Outside Date (collectively, the "Interim Financial Statements"). The Interim Financial Statements shall be prepared so as to present fairly in material respect the financial condition, assets and liabilities of the business as of the date thereof and shall be based on GAAP to the extent described in the Carve-out Principles.
6.16          Cooperation; Financial Statements. Following the Closing, the Sellers shall, and shall cause their Affiliates to, provide the Buyer on a timely basis with such cooperation and information as may be reasonably requested by the Buyer in connection with the Buyer's preparation, review and audit of any financial statements of the Business that are required to be included in the financial reports and other public disclosures of the Buyer or its Affiliates, including financial statements for the fiscal years ended December 31, 2019 and December 31, 2020, including without limitation (a) furnishing the Buyer with all documentation and other information reasonably requested by the Buyer, (b) making the Sellers' Representatives knowledgeable about the Business available during the Sellers' normal business hours and upon reasonable advanced written notice to cooperate and assist the Buyer and participate in a reasonable number of meetings and presentations, and (c) authorizing (but not obligating) any registered public accounting firm utilized by the Sellers or any of their respective Affiliates to share its work papers and other information of such firm related to the financial statements of the Business. Buyer shall reimburse Sellers for all reasonable third party costs incurred with respect to their cooperation or provision of information.
6.17          Non-Competition; Non-solicitation.
(a)          Effective as of the Closing, and for a period ending on the sixth (6th) anniversary thereof, and as a necessary measure to ensure that the Buyer realizes, indirectly through the Purchased Assets, the goodwill and associated benefits of the Transactions, subject to Section 6.17(b), each of the Sellers agree that it shall not, and shall cause its respective Affiliates not to, directly or indirectly (including, without limitation, itself or through any existing or future Affiliate).

(b)          own, manage, operate, control, enable (whether by license, sublicense, assignment or otherwise), engage or participate in as an owner, equity holder, partner, member, lender, co-venturer, guarantor or consultant to, any Person (including such Person's subsidiaries, affiliates and successors) or business other than the Buyer or any of its existing or future Affiliates (the "Extended Company Group") that, directly or indirectly, engages, conducts or otherwise competes, or has definitive plans to the knowledge of the applicable Seller or its Affiliate to engage in or conduct or otherwise compete, in the design, development, manufacture, testing, marketing, supporting, distributing, certification or selling of automotive grade cellular wireless embedded modules that are incorporated (or intended to be incorporated) into electronic systems by or for (directly or indirectly, including through a Tier 1 supplier and customer) automotive original equipment manufacturers for installation during automobile manufacturing (i.e. first mount) (the "Automotive Business") on a worldwide basis.
(c)          Section 6.17(a) shall not apply to, nor prohibit or restrict, the activities of one or more of the Sellers or their Affiliates from:
(i)          carrying on any business (other than the Business) that the Sellers or their Affiliates carried on in the twelve (12) months prior to the Closing Date;
(ii)          selling the Out-of-Scope Inventory after the Closing with the prior written consent of the Buyer, which shall not be unreasonably withheld, conditioned or delayed (for the avoidance of doubt, the Sellers shall retain all liabilities with respect to the Out-of-Scope Inventory, including with respect to the sale of any such Inventory);
(iii)          distributing or contributing software or hardware, or providing professional services, in connection with open source projects, including Legato or mang0H;
(iv)          providing wireless connectivity and cloud services within the Automotive Business, including performing professional services for or on behalf of customers and providing software or SIM technology to enable such customer's automotive grade cellular wireless embedded modules to operate with such wireless connectivity and cloud services;
(v)          acquiring, solely as a passive investment, less than five percent (5%) of the outstanding securities of any class or series of any Person, so long as they are not part of any control group of such Person and do not have any management rights different from the rights generally available to securityholders of such Person;
(vi)          acquiring (whether by merger, amalgamation, arrangement, asset or equity purchase or similar transaction) any Person or any business of any Person (through one or more related transactions) provided that the combined annual revenue from the Automotive Business of the resulting or surviving Person or resulting businesses of the Sellers or their Affiliates from such transactions may not exceed twenty percent (25%) of the total revenue of the resulting or surviving Person or resulting businesses of the Sellers or their Affiliates from such transaction (on a consolidated basis);
(vii)          being acquired (whether by merger, amalgamation, arrangement, asset or equity purchase or similar transaction) by any Person (or group of Persons acting together through one or more related transactions) provided that the Licensed Other IP is not used, licensed or otherwise exploited in or for the benefit of the Automotive Business of the resulting or surviving Person or resulting businesses of it or its Affiliates after such transaction.
(d)          Effective as of the Closing, and for a period ending eighteen (18) months thereafter, and as a necessary measure to ensure that the Buyer realizes, indirectly through the Purchased Assets, the goodwill and associated benefits of the Transactions, each of the Sellers, on the one hand, and the Buyer, on the other hand, agree that it shall not, and shall cause its respective Affiliates not to, directly or indirectly (including, without limitation, itself or through any existing or future Affiliate)
(i)          hire, solicit or recruit the employment or services of any Person, whether as an employee, officer, director, agent, consultant or independent contractor, who is, or was within twelve (12) months preceding the date of solicitation or recruitment, an employee, officer or director of the other Party or any of its Subsidiaries, or knowingly induce or cause or knowingly attempt to induce or cause any such employee, officer or director to terminate his or her employment or service, or breach his or her employment or other agreement, if any, with the other Party or any of its Subsidiaries; or
(ii)          encourage any such individual to change such individual's relationship with the other Party or any of its Subsidiaries. Notwithstanding the foregoing, the restrictions in this Section 6.17(d) shall not apply to: (A) the placement of general advertisements or for the use of general search firm services with respect to a particular geographic or technical area, but which are not targeted directly or indirectly towards employees, officers or directors of the other Party or any of its Subsidiaries; (B) retaining a recruitment firm to make a general solicitation of employment provided such recruitment firm has been directed not to target such employees, officers or directors; or (C) any employee, officer or director who was terminated by the other Party or any of its Subsidiaries at least six (6) months prior to the date of such hiring, solicitation or recruitment by the other Party.
(e)          Each of the parties acknowledge and agree that the covenants, agreements, obligations and undertakings contained in this Section 6.17 have been negotiated in good faith by the parties, and are reasonable and are not more restrictive or broader than necessary to protect the interests of the parties, and would not achieve their intended purpose if they were on different terms or different periods of time shorter than the periods of time provided herein or applied in more restrictive geographical areas than provided herein. The Sellers expressly acknowledge that: (i) at Closing, the Sellers are receiving significant and substantial consideration pursuant to the Transaction; (ii) the Buyer would not be willing to enter into the Purchase Agreement and to pay the consideration payable to the Sellers in connection with the Transaction absent the covenants, agreements, obligations and undertakings contained in this Section 6.17 and such covenants, agreements, obligations and undertakings are essential to protect the value of the Extended Company Group; and (iii) the Sellers and their respective officers and/or directors have been actively involved in the management and operation of the Business and in the development of the products and technology of the Business and have thereby acquired significant experience, skill, and confidential and proprietary information relating to the Business.

(f)          Each of the Sellers further acknowledge and agree that the Extended Company Group's remedies at law for breach of any of the provisions of this Section 6.17 would be inadequate and it will be difficult to determine the amount of damages resulting to the Extended Company Group and, in recognition of this fact, each of the Sellers agree that, in the event of such breach, in addition to any remedies at law it may have, any member of the Extended Company Group, without posting any bond, shall be entitled (without the necessity of showing economic loss or actual damages) to seek and, in the court's discretion, obtain, equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may be available in respect of any breach or threatened breach of this Agreement by the Sellers, in addition to any other remedies the Buyer may have. The preceding sentences shall not be construed as a waiver of the rights that the Buyer may have for damages under this Agreement or otherwise, and all such rights shall be unrestricted.
6.18          French Matters. Sierra shall cause Sierra France to (i) exercise the Put Option (as defined in the French Business Put Option Agreement) promptly and within five Business Days following the positive, negative or implied opinion of the works council detailed therein and (ii) enter into the French Business Asset Purchase Agreement and the Sierra France Joinder promptly and within five Business Days of the exercise of the Put Option. The Parties will take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the condition set forth in Section 8.1(c) are fulfilled at or before the time of Closing.
6.19          Release. Effective as of the Closing, each Seller unconditionally, irrevocably and forever releases and discharges Sierra China, of and from, and unconditionally and irrevocably waives, any and all claims, debts, losses, expenses, proceedings, covenants, liabilities, suits, judgments, damages, actions and causes of action, obligations, accounts, and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract or in tort, direct or indirect, at law or in equity, that such Seller ever had, now has or ever may have or claim to have against Sierra China, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising prior to the Closing and related to Sierra China, including the business or operations of Sierra China; provided, that the foregoing shall not release any claim by a Seller to enforce the terms or any breach of this Agreement or the Related Documents. Sierra China shall be an express third-party beneficiary of this Section 6.19.
6.20          Business Books and Records. The Sellers shall, and shall cause their Affiliates to, preserve and keep the Business Books and Records held by such Persons prior to Closing and not delivered to the Buyer pursuant to Section 2.1(1) until ten (10) years from the Closing Date , and shall make such Business Books and Records available to the Buyer, as may reasonably be requested by the Buyer.
6.21          Operating Cash. To assist the smooth and uninterrupted operation of the Business, including without limitation during the Service Term (as defined in the Transition Services Agreement), the Sellers shall deliver, or cause to be delivered, the Operating Cash to the account or accounts of the Buyer by wire transfer of immediately available funds or otherwise, (a) if such account(s) are mutually agreed prior to Closing in a funds flow memorandum, within one Business Day following the Closing, or (b) otherwise in no event later than within three Business Days following the Closing,

6.22          Product Certification. Sellers shall, and shall cause their respective Affiliates to, provide such information and authorizations as Buyer and its Affiliates reasonably require to transfer the product certification Permits set out on Schedule 2.1(g) from the date hereof until the date that is three months following the Closing Date.
6.23          Reseller Agreement. Prior to Closing the Parties shall use commercially reasonable efforts to enter into a mutually acceptable reseller agreement for the resale of the Sellers' AirVantage services to the customer designated as the "Supported Customer" in Section 4.22(a) of the Disclosure Schedule, which agreement shall include all "back to back" terms, including with respect to pricing (i.e. no additional fees or costs charged by the Sellers), representations, warranties, indemnities, liability terms, performance commitments and service levels, that match the terms and other requirements of Sierra France's existing agreement with the Supported Customer for such services.
6.24          Onboarding Matters. The Buyer will will take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the condition set forth in Section 8.2(h) is fulfilled at or before the time of Closing in respect of the customers designated as "Designated Customers" in Section 4.22(a) of the Disclosure Schedule.
6.25          Affiliated Transactions. The Sellers shall, and shall cause their respective Affiliates to, settle any outstanding payments related to the agreements set forth on Section 4.24 of the Disclosure Schedules at or prior to the Closing and to terminate such agreements effective at or prior to the Closing.
ARTICLE VII
INDEMNIFICATION
7.1          Survival.
(a)          The representations and warranties of the Sellers contained in this Agreement, the Related Documents and any certificate delivered pursuant to this Agreement or the Related Documents shall survive until the date that is 18 months after the Closing Date (the "General Survival Date"); provided, however, that (i) the Tax Representations shall survive until the date that is 90 calendar days after the relevant Governmental Entities shall no longer be entitled to assess or reassess liability for the applicable Taxes for the applicable period having regard to any waivers or extensions given by the Sellers in respect of such applicable period, (ii) the IP Representations shall survive until the date that is 36 months after the Closing Date and (iii) the Seller Fundamental Representations and any claim related to fraud or willful misconduct, shall survive indefinitely. The representations of the Buyer contained in this Agreement, the Related Documents and any certificate delivered pursuant to this Agreement or the Related Documents shall survive until the General Survival Date, provided that the Buyer Fundamental Representations and any claim related to fraud or willful misconduct shall survive indefinitely.

(b)          The covenants and agreements set out in this Agreement, the Related Documents and any certificate delivered pursuant to this Agreement or the Related Documents shall survive in accordance with their terms.
(c)          Prior to Closing, except for the remedies described in Article X and Section 11.5(b) and except in the case of fraud of the Parties, the sole and exclusive remedy of any Party arising out of or in connection with any breach or inaccuracy of any representation or warranty in this Agreement or any Related Document shall be not to consummate the Transactions (provided, that the conditions set forth in Sections 8.2(a), (b) or (c) or 8.3(a), (b) or (c), as applicable, shall not have been satisfied or waived).
7.2          Indemnification by Sellers and Buyer.
(a)          From and after the Closing, the Sellers shall, jointly and severally, indemnify the Buyer, its Affiliates, and its and their respective officers, directors, employees, stockholders, partners, members, managers, agents and representatives (the "Buyer Indemnified Parties"), for any liability, loss, damage, expense (including reasonable attorney's or other experts' fees), claim, suit, action or cause of action (collectively, "Losses") arising out of, resulting from or relating to:
(i)          any breach of any representation, warranty or certification made by the Sellers contained in this Agreement, the Related Documents or any certificate delivered pursuant to this Agreement or the Related Documents;
(ii)          any breach of any covenant or agreement by the Sellers contained in this Agreement, the Related Documents, or any certificate delivered pursuant to this Agreement or the Related Documents or the Related Documents;
(iii)          without duplication, (A) any and all Taxes of Sierra China for periods or portions thereof ending on or before the Closing Date except to the extent reflected in the Final Closing Statement, (B) except to the extent reflected in the Final Closing Statement, all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Sierra China is or was a member on or prior to the Closing Date for periods or portions thereof ending prior to Closing Date, and (C) all Taxes of any Person imposed on Sierra China as a transferee or successor, as a result of joint and several liability, by contract or pursuant to any Law or otherwise, as a result of an event occurring prior to the Closing;
(iv)          any Liabilities of Sierra China related to Retained Employees to the extent arising in or related to any period prior to the Closing to the extent not reflected in Final Closing Statement, including social insurance and any Liabilities related to the Retained Employees of Sierra China relating to statutory retirement or pension entitlements (including as specifically assumed pursuant to Section 2.3(a) or 2.3(b)), but excluding (A) for salary, wages, bonuses, commissions, vacations, vacation pay and other compensation relating to the employment of all Retained Employees or the termination of such employment on and after the Closing Date, and (B) to a Retained Employee who is eligible to receive an offer of employment from the Buyer pursuant to Section 6.9 but does not receive such offer of employment, and which arise directly or indirectly out of, as a result of, in connection with or pursuant to the Buyer's termination of the employment of such Retained Employees;
(v)          the Excluded Assets or the Excluded Liabilities;
(vi)          any product warranty liability under any Assigned Contract or any open or closed purchase order or standard warranty with respect to the AECM Products to the extent it both: arises (A) out of or resulting from the sale of any AECM Products prior to the Closing and (B) in excess of the warranty reserve reflected in the balance sheet contained in the Final Closing Statement, as such balance sheet may be adjusted in accordance with Section 2.7;
(vii)          any Liabilities related to the Business (other than those of Sierra China, except as contemplated in (i), (ii), (iii) and (iv) above) to the extent arising in or relating to any period prior to the Closing, other than as expressly assumed in Section 2.3; and
(viii)          any Liabilities arising from or related to capital gain Taxes imposed by the People's Republic of China on the transfer of the Purchased Shares.
(b)          From and after the Closing, the Buyer shall indemnify the Sellers, their Affiliates, and its and their respective officers, directors, employees, stockholders, partners, members, managers, agents and representatives (the "Seller Indemnified Parties"), for any Losses arising out of, resulting from or relating to:
(i)          any breach of any representation, warranty or certification made by the Buyer contained in this Agreement, the Related Documents or any certificate delivered pursuant to this Agreement or the Related Documents;
(ii)          any breach of any covenant or agreement by the Buyer contained in this Agreement, the Related Documents, or any certificate delivered pursuant to this Agreement or the Related Documents;
(iii)          any Liabilities (other than Liabilities for any Taxes except for Transfer Taxes) related to the Seller Pre-Closing Activities described in Part 1 of Schedule 6.7; and
(iv)          the Assumed Liabilities.
7.3          Calculation of "Losses"; Limitation on Losses; Procedures.
(a)          For purposes of determining: (i) whether a breach or inaccuracy of a representation or warranty under Section 7.2(a)(i) or 7.2(b)(i) has occurred, and (ii) the amount of Losses to which indemnification under Section 7.2(a)(i) or 7.2(b)(i) applies, each representation and warranty in this Agreement and the Related Documents(including, for the avoidance of doubt and for the purposes of such representation and warranty, any defined term used in such representation and warranty), other than the representation and warranty set forth in Section 4.9(b), shall be read without regard and without giving effect to the term "material" (or derivations of the term "material") or phrases containing the words "Material Adverse Effect" or "material" (or derivations of the term "material") contained in such representation or warranty. For the avoidance of doubt, dollar thresholds and "Knowledge" qualifiers contained in such representations and warranties shall continue to be considered for all purposes under this Agreement and the Related Documents.
(b)          The Sellers shall not be liable for any claim for indemnification pursuant to Section 7.2(a)(i), as the case may be, (i) for any Losses for any individual claim (or group of related or similar claims) for an amount of less than $200,000 (each, a "De Minimis Loss"), and (ii) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Sellers (excluding De Minimis Losses) equals or exceeds $2,000,000, in which case the Sellers shall be liable for the full amount of such Losses (excluding De Minimis Losses) from the first dollar thereof (and not merely the excess over such amount).
(c)          The maximum liability with respect to any indemnifiable Losses which may be recovered from the Sellers shall be limited to an amount equal to (i) 15% of the Base Purchase Price for the matters indemnifiable, in the aggregate, under Section 7.2(a)(i) for breaches of the General Representations and the IP Representations, and (ii) the Share Purchase Price for the matters indemnifiable under Section 7.2(a)(iii).
(d)          The Buyer shall not be liable for any claim for indemnification pursuant to Section 7.2(b)(i), as the case may be, (i) for any Losses for any individual claim (or group of related or similar claims) for an amount of less than the De Minimis Loss and (ii) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Buyer (excluding De Minimis Losses) equals or exceeds $2,000,000, in which case the Buyer shall be liable for the full amount of such Losses (excluding De Minimis Losses) from the first dollar thereof (and not merely the excess over such amount).
(e)          The maximum liability with respect to any indemnifiable Losses which may be recovered from the Buyer arising out of or relating to the matters indemnifiable under Section 7.2(b)(i) for breaches of the General Representations shall be limited to an amount equal to 15% of the Base Purchase Price.
(f)          The maximum liability of a Party under this Agreement with respect to its liability and obligations under a Related Document shall be limited to any such amounts for which such Party is liable thereunder and will be subject to any limitations or exclusions of liability therein.
(g)          The maximum liability of the Buyer, on the one hand, and the Sellers (taken together), on the other hand, under this Agreement and the Related Documents (as combined) shall be limited to an amount equal to the Base Purchase Price, provided that this Section 7.3(g) shall not apply to the Sellers liability for the Excluded Liabilities listed on Schedule 2.4(h).
(h)          The maximum liability of the Buyer arising out of relating to the matters indemnifiable under Section 7.2(b)(iii) shall be limited to 50% of any such Losses.
(i)          (i)          If notice is received by any Party (an "Indemnified Party") or any such Party's Affiliates of any claim by a Person not party to this Agreement (a "Third-Party Claim") for which any other Party (the "Indemnifying Party") could have an indemnification obligation pursuant to this Section 7.3, the notified Person shall promptly notify the Indemnifying Party in writing of such Third-Party Claim provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 7.3 except to the extent that the Indemnifying Party is materially prejudiced by such failure.
(ii)          If such notice is given, the Indemnifying Party will be entitled, upon giving notice to such Indemnified Party (such notice to include an acknowledgment in writing of its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third-Party Claim, subject to the limitations on indemnification set for the herein) within thirty days (30) days of receipt of such notice from an Indemnified Party, to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party at the Indemnifying Party's sole cost and expense and the Indemnifying Party will be entitled to defend, prosecute, appeal, negotiate, resolve, settle, compromise, arbitrate or otherwise pursue such Third-Party Claim, in whole or in part, subject to and in accordance with the provisions of this Agreement.
(iii)          If the Indemnifying Party exercises its rights to assume the defense of such Third-Party Claim, the Indemnifying Party shall have no obligation to indemnify or pay for or reimburse any Indemnified Party for any attorneys' and expert fees or expenses incurred by the Indemnified Party after the assumption by the Indemnifying Party of the defense of such Third-Party Claim; provided, that the Indemnified Party shall be entitled to participate in the defense of such Third-Party Claim and the reasonable fees and expenses of one counsel to the Indemnified Party will be indemnifiable hereunder if, in the opinion of counsel to the Indemnified Party, a conflict of interest exists between the Indemnitor and any Indemnitee or there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party.
(iv)          The Indemnifying Party agrees that, it will not, without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, settle, compromise or consent to the entry of any judgment or arbitral decision in any pending or threatened Third-Party Claim relating to the matters contemplated hereby if any Indemnified Party is a party thereto or has been threatened to be made a party thereto unless such settlement, compromise or consent (A) includes an unconditional release of each such Indemnified Party from all liability arising or that may arise out of such Third-Party Claim, (B) does not involve any injunctive or equitable relief binding on such Indemnified Party or any of its Affiliates, and (C) does not involve any admission of wrongdoing by such Indemnified Party or any of its Affiliates.
(v)          If the Indemnifying Party does not exercise its right to assume the defense of any Third-Party Claim, the Indemnified Party may assume the defense thereof by counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party. Regardless of whether or not the Indemnifying Party elects to defend any Third-Party Claim, the Indemnifying Party or the Indemnified Party, as the case may be, defending such Third-Party Claim shall (A) conduct the defense of such Third-Party Claim with reasonable diligence and keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably informed of material developments in the Third-Party Claim at all stages thereof, (B) promptly submit to the Indemnifying Party or the Indemnified Party, as the case may be, copies of all pleadings, responsive pleadings, motions and other legal documents and papers received or filed in connection therewith, (C) permit the

Indemnifying Party or the Indemnified Party, as the case may be, and its counsel to confer on the conduct of the defense thereof, and (D) unless it is not reasonably practicable, permit the Indemnifying Party or the Indemnified Party, as the case may be, and its counsel an opportunity to review all legal documents and papers to be submitted prior to their submission.
(vi) The Parties agree to cooperate reasonably with each other in connection with the defense, negotiation or settlement of any Third-Party Claim, including by providing reasonable access to each other's relevant business records and other documents and employees, at reasonable times and upon reasonable notice.
(j)          Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, no Person will be entitled to recover the amount of any Losses suffered by such Person more than once under both this Agreement and the Related Documents in respect of such fact, event, condition or circumstance.
(k)          The remedies provided for in this Section 7.3 shall be exclusive and shall preclude assertion by any Buyer Indemnified Party or Seller Indemnified Party of any other rights or the seeking of any and all other remedies (and any such other rights and remedies are hereby waived) against any Party hereto for claims based on this Agreement or the Related Documents (other than the Transition Services Agreement and the IP License Agreement), other than for (a) actions for specific performance or other equitable remedies and (b) Losses arising out of or relating to fraud of a Party hereto, and any such other rights and remedies are hereby waived. Each Party hereby waives any provision of Law to the extent that it would limit or restrict the agreement contained in this Section 7.3(k). The Seller Indemnified Parties and the Buyer Indemnified Parties are express third-party beneficiaries of this Section 7.3.
ARTICLE VIII
CONDITIONS TO CLOSING
8.1          Conditions to the Obligation of the Sellers and the Buyer The obligation of the Buyer and the Sellers to consummate the Transactions shall be subject to the satisfaction or waiver by the Buyer and the Sellers at or prior to the Closing of each of the following conditions:
(a)          there shall not be in effect any injunction or other Order issued by a Governmental Entity of competent jurisdiction restraining or prohibiting the consummation of the Transactions, and no Legal Proceeding shall have been commenced by or before any Governmental Entity against either the Sellers or the Buyer, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Buyer or the Sellers, is likely to render it impossible or unlawful to consummate the Transactions;
(b)          all Required PRC Approvals shall have been obtained; and

(c)          the closings of the Transactions contemplated by the French Business Asset Purchase Agreement and the Share Purchase Agreement shall have been completed prior to the Closing or completed concurrently with the Closing.
8.2          Conditions to the Obligation of the Buyer. The obligation of the Buyer to consummate the Transactions shall be subject to the satisfaction (or waiver by the Buyer) at or prior to the Closing of each of the following conditions:
(a)          each of the representations and warranties (other than the Seller Fundamental Representations) of the Sellers contained in Article III and Article W shall be true and correct in all respects (disregarding all qualifications or limitations as to "Material Adverse Effect" or "materiality" contained in such representations and warranties) as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all respects as of such date, except, in the case of all such representations and warranties other than the Seller Fundamental Representations, where failure to be so true and correct does not have, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and the Buyer shall have received a certificate to that effect dated as of the Closing Date and executed by an officer of Sierra;
(b)          each of Seller Fundamental Representations (other than the Seller Fundamental Representations set forth in Section 3.1(d)) shall be true and correct in all material respects (disregarding all qualifications or limitations as to "Material Adverse Effect" or "materiality" contained in such representations and warranties) as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such date, and the Buyer shall have received a certificate to that effect dated as of the Closing Date and executed by an officer of Sierra;
(c)          each of the Seller Fundamental Representations set forth in Section 3.1(d) shall be true and correct in all respects (disregarding all qualifications or limitations as to "Material Adverse Effect" or "materiality" contained in such representations and warranties) as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all respects as of such date, and the Buyer shall have received a certificate to that effect dated as of the Closing Date and executed by an officer of Sierra;
(d)          each of the covenants and agreements of the Sellers to be performed on or prior to the Closing Date (except those covenants and agreements that by their nature may only be performed at the Closing itself) shall have been duly performed in all material respects, and the Buyer shall have received at the Closing a certificate to that effect dated as of the Closing Date and executed by an officer of Sierra;

(e)          the Sellers shall have delivered, or caused to be delivered, to the Buyer the documents contemplated by Section 2.6(b);
(f)          the Buyer and the Sellers shall have received the consent of CIBC pursuant to the credit agreement between CIBC, Sierra and certain Subsidiaries of Sierra, dated July 31, 2018, as amended, and the Potential New Facility (as defined in the Disclosure Schedules), if any, relating to the Transactions and the release of all of its Liens over the Purchased Assets and the Purchased Shares effective as of the Closing, in a form reasonably acceptable to the Buyer;
(g)          no Material Adverse Effect shall have occurred;
(h)          each of the Designated Customers has commenced and completed with the Buyer or one of its Affiliates such part of the Designated Customer's standard supplier terms of onboarding process sufficient to receive and fulfill purchase orders after Closing, provided that any failure to complete such process is not due to any act or omission of the Buyer or its Affiliates;
(i)          the Sellers shall have delivered, or caused to be delivered, to the Buyer, the written consent of Flex to the assignment of the Flex Contract forming part of the Assigned Contracts, or Flex has entered into an agreement with the Buyer or its Affiliates for the manufacture of the AECM Products; and
(j)          Sellers shall have delivered, or caused to be delivered, to the Buyer, the written consent of the customer designated as the "Subject Customer" in Section 4.22(a) of the Disclosure Schedule to the assignment of contracts of the Subject Customer forming part of the Assigned Contracts.
8.3          Conditions to the Obligation of the Sellers The obligation of the Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by the Sellers at or prior to the Closing of each of the following conditions:
(a)          each of the representations and warranties (other than the Buyer Fundamental Representations) of the Buyer contained in Article V shall be true and correct in all respects (disregarding all qualifications or limitations as to "Material Adverse Effect" or "materiality" contained in such representations and warranties) as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all respects as of such date, except, in the case of all such representations and warranties other than the Buyer Fundamental Representations, where failure to be so true and correct does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Sellers to consummate the Transactions, and the Sellers shall have received a certificate to that effect dated as of the Closing Date and executed by an officer of the Buyer;
(b)          each of the Buyer Fundamental Representations (other than the Buyer Fundamental Representations set forth in Section 5.2) shall be true and correct in all material respects (disregarding all qualifications or limitations as to "Material Adverse Effect" or "materiality" contained in such representations and warranties) as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such date, and the Sellers shall have received a certificate to that effect dated as of the Closing Date and executed by an officer of the Buyer;
(c)          each of the Buyer Fundamental Representations set forth in Section 5.2 shall be true and correct in all respects (disregarding all qualifications or limitations as to "Material Adverse Effect" or "materiality" contained in such representations and warranties) as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all respects as of such date, and the Sellers shall have received a certificate to that effect dated as of the Closing Date and executed by an officer of the Buyer;
(d)          each of the covenants and agreements of the Buyer to be performed on or prior to the Closing Date (except those covenants and agreements that by their nature may only be performed at the Closing itself) shall have been duly performed in all material respects, and the Sellers shall have received at the Closing a certificate to that effect dated as of the Closing Date and executed on behalf of the Buyer by an officer of the Buyer; and
(e)          the Buyer shall have delivered, or caused to be delivered, to the Sellers the documents contemplated by Section 2.6(c).
ARTICLE IX
TAX MATTERS
9.1          Proration of Taxes.
(a)          Share Purchase.
(i)          The Buyer shall cause to be prepared and filed on a timely basis in accordance with applicable and past practice, all Tax Returns for Sierra China for (A) any Pre-Closing Tax Period for which Tax Returns have not been filed as of the Closing Date and (B) for any Straddle Period for which Tax Returns are required to be prepared and filed (all Tax Returns referred to in clause (A) and (B) above collectively being referred to herein as the "Stub Period Returns"). The Sellers and the Buyer shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of all Stub Period Returns and shall preserve such data and other information until the expiration of any applicable limitation period under any Applicable Law with respect to such Stub Period Returns. The Buyer shall provide to the Seller for its review and comment a copy of the Stub Period Returns at least thirty (30) days prior to the date such Stub Period Return is required to be filed (or, if any such Stub Period Return is due within 30 calendar days of the Closing Date, reasonably in advance of filing to permit the Seller sufficient time to review such Stub Period Return prior to the due date for filing thereof). The Seller shall provide its comments (if any) to each such Stub Period Return to the Buyer within 15 calendar days of its receipt of such

Stub Period Return (or, if such Stub Period Return is due within 30 calendar days of the Closing Date, reasonably in advance of filing to permit the Buyer sufficient time to consider such comments). The Parties shall act in good faith to resolve any such disputes prior to the date on which the relevant Stub Period Return is required to be filed. If the Parties cannot resolve any disputed item, the item in question shall be resolved by an Independent Accountant. The fees and expenses of such Independent Accountant shall be borne by the Parties in accordance with Section 2.7(f). The Sellers shall pay to the Buyer (A) all reasonable costs of the preparation and filing of the Stub Period Returns with respect to the Pre-Closing Tax Periods and (B) one-half of the costs (including reasonable allocation of internal costs) of the preparation and filing of the Stub Period Returns with respect to Straddle Periods, in each case unless such amount has been accounted for in the Net Working Capital.
(ii)          Other than Taxes which were specifically taken into account in computing the Net Working Capital, the Seller shall pay (A) all Taxes due with respect to all Tax Returns for Sierra China for any Pre-Closing Tax Period and (B) with respect to all Tax Returns for Sierra China for any Straddle Period such Taxes as are allocable to the portion of the Straddle Period ending immediately prior to the Closing Date (as determined under Section 9.1(a)(iii)).
(iii)          In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending immediately prior to the Closing Date shall be:
(A)          in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period (including Taxes determined on an arrears basis with respect to the Straddle Period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period prior to the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and
(B)          in the case of Taxes not described in (A) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of such Taxes determined as if such Tax period ended immediately prior to the Closing Date.
(b)          Asset Purchase. In respect of the asset purchase and transfers contained in this Agreement, any real property or ad valorem type Taxes applicable to any such assets for any Straddle Period shall be pro rated such that the amount of such Taxes allocated to the portion of Straddle Period ending on the Closing Date shall be calculated as set out in Section 9.1(a)(iii) and the Sellers shall pay such Taxes in relation to the Pre-Closing Straddle Period (unless such amounts have been accounted for in determining Net Working Capital) and the Buyer shall be responsible for the balance of such taxes.
9.2          Transfer Taxes. (i) Buyer shall be solely responsible for payment of any Transfer Taxes applicable to or arising from the transactions contemplated in the French Business Asset Purchase Agreement. (ii) Subject to Section 9.2(iii), Sellers shall be solely responsible for the payment of the Transfer Taxes applicable to or arising from the Transactions contemplated in the Share Purchase Agreement. (iii) Subject to Section 9.3, the Buyer, on the one hand, and the Sellers, on the other hand, shall each bear 50% of (A) any stamp duty imposed by the People's Republic of China on the transfer of the Purchased Shares, and (B) any other Transfer Taxes applicable to the Transactions. If required by applicable law, the Buyer shall pay its portion of such Transfer Taxes to the Sellers at Closing and the Sellers shall remit such Transfer Taxes to the applicable Tax Authorities. The Buyer on the one hand and the Sellers on the other hand, agree to jointly file, at the Buyer's expense, required change of ownership documents and similar documents or statements.
9.3          GST.
(a)          Pursuant to this Agreement, the Parties agree that the sale of the Purchased Assets by Sierra will be zero-rated for GST purposes. Notwithstanding the foregoing, after Closing the Buyer shall be responsible for any additional amounts of GST ("GST Excess"), including interest and penalties, imposed by a Taxing Authority in respect of the purchase and sale of the Purchased Assets pursuant hereto in excess of amounts collected by the Sellers from the Buyer at Closing.
(b)          If any payment made as a consequence of a breach, modification or termination of this Agreement is deemed by the Excise Tax Act (Canada) in to include GST, or is deemed by any applicable provincial or territorial legislation to include a similar or valued added or multi-staged Tax, the amount of such payment shall be increased accordingly.
9.4          Cooperation on Tax Matters. The Sellers and the Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase any part of the Purchased Assets or the Business from the Buyer. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The Sellers and the Buyer shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 9.4.
9.5          Tax Refunds.
Any use or income Tax refunds that are received by Sierra China after the Closing Date that relate to Tax periods or portions thereof ending immediately prior to the Closing Date (excluding any refund or credit attributable to any loss in a tax year (or portion of a Straddle Period) beginning on or after the Closing Date applied (e.g., as a carryback) to income in a tax year (or portion of a Straddle Period) ending on or before the Closing Date) shall be for the account of Sellers, and Buyer shall pay over to Sellers any such refund within 30 days after receipt thereto.

ARTICLE X
GUARANTEED PAYMENT; TERMINATION
10.1          Guaranteed Payment. If (a) the Required PRC Approvals have not been obtained by the date that is 90 days following the date hereof or (b) this Agreement is terminated by the Sellers under Section 10.4(d), Buyer, Rolling Wireless Technology Co, Ltd. shall, or shall cause any of their respective Affiliates to (w) pay to the Sellers an amount equal to $5,000,000 (the "Guaranteed Payment") within five Business Days of such termination by wire transfer of immediately available funds to such account or accounts as may be designated in writing by the Sellers at least two Business Days prior to such payment date or (x) direct Sierra to exercise its rights under the Bank Guarantee. If the Closing occurs after the Guaranteed Payment is paid pursuant to (a) above, the Guaranteed Payment shall be retained by the Sellers and be applied to payment of the Estimated Purchase Price in accordance with Section 2.5. If the Guaranteed Payment was paid to the Sellers prior to a termination in accordance with (y) Section 10.4(a), (c) or (e), or (z) Section 10.4(b) by the Buyer (but only with respect to this sub-clause (z) if the Required PRC Approvals have been previously received), then the Sellers shall refund the full amount of the Guaranteed Payment to the Buyer within five Business Days of such termination by wire transfer of immediately available funds to such account or accounts as may be designated in writing by the Buyer at least two Business Days prior to such payment date.
10.2          Termination Payment
If this Agreement is terminated by the Buyer under Section 10.4(c), the Sellers shall pay to the Buyer an amount equal to $5,000,000 (the "Termination Payment") within five Business Days of such termination by wire transfer of immediately available funds to such account or accounts as may be designated in writing by the Buyer at least two Business Days prior to such payment date.
10.3          Exclusive Remedy
Notwithstanding anything to the contrary in this Agreement, if the Sellers receive the full amount of the Guaranteed Payment from the Buyer in the circumstances described in Section 10.1(b) or the Buyer receives the full amount of the Termination Payment from the Sellers in the circumstances described in Section 10.2, such payment shall be the sole and exclusive remedy of the receiving Party against the paying Party and any of its Affiliates and their respective partners, shareholders, managers, members or Representatives and none of the them shall have any further liability or obligation relating to or arising out of this Agreement or the Related Documents or the transactions contemplated hereby or thereby, other than for the avoidance of doubt obligations under the Confidentiality Agreement.
10.4          Termination This Agreement may be terminated at any time prior to the Closing Date:
(a)          by the written agreement of the Buyer and the Sellers;
(b)          by the Sellers, on the one hand, or the Buyer, on the other hand, if the Transactions shall not have been consummated pursuant hereto by 5:00 P.M. Pacific time on or after December 31, 2020 (the "Outside Date"), unless such date is extended by the mutual written agreement of the Sellers and the Buyer; provided, that the termination right set out in this Section 10.4(b) shall not be available to the Party whose failure to fulfill or cause to be fulfilled any obligation, covenant or agreement under this Agreement or whose breach of any representation or warranty under this Agreement has been the cause of the failure of the Transactions to be consummated prior to such date;
(c)          by the Buyer, if the Sellers shall have breached or failed to perform any of their representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform would give rise to a failure of a condition set forth in Sections 8.1 or 8.2 and which breach or failure to perform is incapable of being cured by the Sellers by the earlier of (i) within twenty days after the giving of written notice by any of the Sellers of such breach or failure and (ii) the Outside Date; provided, that at the time of such termination, the Buyer shall not be in material breach of their obligations under this Agreement;
(d)          by the Sellers, if the Buyer shall have breached or failed to perform any of their representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform would give rise to a failure of a condition set forth in Section 8.1 or 8.3 and which breach or failure to perform is incapable of being cured by the Buyer by the earlier of (i) within twenty days after the giving of written notice by the Buyer of such breach or failure and (ii) the Outside Date; provided, that at the time of such termination, the Sellers shall not be in material breach of their obligations under this Agreement; or
(e)          by the Sellers, on the one hand, or the Buyer, on the other hand, if consummation of the Transactions would violate any nonappealable final Order or applicable Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions.
Neither the Buyer nor the Sellers may rely on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3, as the case may be, in connection with any termination hereunder if such failure was primarily caused by such Party's failure to comply with any provision of this Agreement. The Party desiring to terminate this Agreement pursuant to this Section 10.4 shall do so by giving notice of such termination to the other Party.
10.5          Effect of Termination.
(a)          In the event of the termination of this Agreement pursuant to Section 10.4, then subject to Sections 10.5(b), this Agreement shall become void and have no effect, except as provided in Section 6.11, Section 10.1, Article XI, the Confidentiality Agreement, and this Section 10.5.
(b)          If this Agreement is terminated under Sections 10.4(c) or 10.4(d), by the Sellers, on the one hand, or the Buyer, on the other hand (the "Terminating Party") and the right of the Terminating Party to terminate arose because of a breach of this Agreement by the non-Termination Party (including a breach by the non-Termination Party resulting in a condition in favour of such terminating Party failing to be satisfied), then the non-Termination Party shall remain fully liable for any and all Losses sustained or incurred by the Terminating Party directly or indirectly as a result thereof.

(c)          For the avoidance of doubt, if this Agreement is terminated as provided herein all information received by the Parties with respect to the other Parties, their respective Affiliates and the Transactions shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.
ARTICLE XI
GENERAL PROVISIONS
11.1          Expenses. Except as otherwise specifically provided for in this Agreement and the Related Documents, the Sellers and their Affiliates, on the one hand, and the Buyer and its Affiliates, on the other hand, shall bear their respective expenses, costs and fees (including attorneys', auditors' and financing fees, if any) in connection with the Transactions, including the preparation, execution and delivery of this Agreement and the Related Documents and compliance herewith, whether or not the Transactions are consummated.
11.2          Further Actions. Each Party shall do and perform, or cause to be done and performed, all such further actions, and shall execute and deliver all such other agreements, certificates, instruments and documents, as may reasonably be requested by the other Party or Parties to carry out the intent and accomplish the purposes of this Agreement and to consummate or implement the Transactions.
11.3          Notices All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) sent by next-day or overnight mail or delivery or (c) sent by fax or electronic mail, as follows:
(i)          if to the Sellers,
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia V6V 3A4
Canada
Attention: President and CEO
Facsimile: (604) 231-1103
with a copy to:
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
P.O. Box 49314
Vancouver, British Columbia V7X 1L3
Canada
Telephone: 604-631-4243
E-Mail Address: troy.lehman@blakes.com
Attention: Troy Lehman

(ii)          if to the Buyer,
Rolling Wireless (H.K.) Limited
#Room 1901, 19/F, Lee Garden one, 33 Hysan Avenue, Causeway Bay,
Hong Kong
Attention: [Redacted]
Facsimile: 0086-755-26887626
Email: [Redacted]
with a copy to:
Osler, Hoskin & Harcourt LLP
620 8th Avenue, Suite 3600
New York, New York 10018
USA
Fax: 212-867-5802
Telephone: 212-991-2518
E-Mail Address: mkushner@osler.com
Attention: Marc Kushner
or, in each case, at such other address, fax number or e-mail address as may be specified in writing to the other Parties hereto.
All such notices, requests, demands, waivers and other communications shall be deemed to have been received (x) if by personal delivery, on the day of such delivery, (y) if by next-day or overnight mail or delivery, on the day delivered or (z) if by fax or electronic mail, on the day of delivery if sent by 5:00 PM PT on a Business Day, or on the first Business Day following the day of delivery if sent after 5:00 PM PT on a Business Day or on a day other than a Business Day.
11.4          Assignment; Successors The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto; provided further, that the Buyer may assign and/or delegate all or any portion of its rights or obligations under this Agreement to one or more of Subsidiaries ("Additional Buyers") of Shenzhen Rolling Wireless Technology Co., Ltd. organized in Hong Kong, Luxembourg or France prior to the Closing Date, to the extent it will not delay the Closing (including as a result of reviews or investigations under Antitrust Law), without the consent of the Sellers, but no such assignment or delegation shall relieve the Buyer of any of its obligations hereunder, and in such case, each Additional Buyer shall become a party to and be bound by this Agreement (unless the Parties agree otherwise) and the rights and obligations of the Buyer and each Additional Buyer shall be joint and several under this Agreement (whether or not the Additional Buyer was consented to by the Sellers). In the event of a permitted assignment under this Section 11.4, the Parties agree to enter into any additional documents or agreements on substantially similar terms as set forth in this Agreement and the Related Documents, including without limitation local purchase agreements for the principal purpose of conveyance of the Purchased Assets or assumption of the Assumed Liabilities, as may be requested by the Buyer.

11.5          Amendment; Waivers, Specific Performance.
(a)          No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by each of the Parties. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement or the failure to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at law or in equity.
(b)          The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that prior to or at the Closing in the event of any breach or threatened breach by the Sellers, on the one hand, or the Buyer, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Sellers, on the one hand, and the Buyer, on the other hand, shall be entitled to interim relief under the ICC Rules to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, and this right shall include the right of the Sellers or the Buyer to cause the Transactions to be consummated. The Parties further agree that by seeking the remedies provided for in this Section 11.5(b), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.5(b) are not available or otherwise are not granted.
11.6          Entire Agreement. This Agreement and the Related Documents (including the exhibits and schedules to this Agreement and the Related Documents) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof or in the Related Documents.
11.7          Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.
11.8          Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.
11.9          Counterparts. This Agreement may be executed in counterparts and by means of facsimile, portable document format (.pdf) or other electronic means, each of which when so executed and delivered being deemed an original and all such counterparts together constituting one and the same instrument.
11.10          Third Party Beneficiaries Subject to Sections 6.9(b), 6.19 and 7.1, nothing in this Agreement shall confer any rights upon any Person or entity other than the Parties and their respective successors and permitted assigns.
11.11          Governing Law This Agreement shall be governed by and construed in accordance with the Laws of British Columbia and the laws of Canada applicable therein.
11.12          Dispute Resolution.
(a)          Unless otherwise provided by Law, any and all disputes or controversies arising under this Agreement or the Related Documents (other than the French Business Put Option Agreement) ("Dispute") shall be referred to and finally settled through Arbitration to be administrated by the ICC, according to the Rules in force on the date of the request for arbitration, except for any changes set forth herein, or by mutual agreement by the parties. The Rules' provisions related to the emergency arbitrator shall not apply.
(b)          The arbitral tribunal shall be conducted by three independent arbitrators (the "Arbitrators"), selected by the mutual written agreement of the Parties or, if the Parties cannot so agree within 10 Business Days of the request for arbitration, selected by the ICC in accordance with the Rules.
(c)          The seat of arbitration shall be in Vancouver, British Columbia, where the arbitration award shall be rendered. The arbitration shall be conducted in English. The Arbitrators shall apply the choice of law provided under Section 11.11.
(d)          The Arbitrators shall have the authority to grant urgent, interim and permanent measures deemed appropriate, including orders for the specific performance of the obligations set forth herein. Any order, decision, determination or award rendered by the Arbitrators shall be final, compulsory and legally binding on the parties and their successors, and may be entered and enforced in any court having jurisdiction thereof or having jurisdiction over the relevant party and/or any of its assets.
(e)          The arbitral award shall allocate to the losing party, or to both parties in the proportion of their relative failure on their claims and counterclaims, the arbitration costs and expenses, including reasonable attorneys' fees.
(f)          The Parties undertake to not disclose (and not allow the disclosure of) any information that they become aware of or any documents presented in the arbitration that are not otherwise of public domain, any evidence or materials produced in arbitration or any decisions rendered in arbitration, unless and to the extent that (i) disclosure is required by law or regulation, (ii) disclosure is requested by a judicial or governmental order; or (iii) the information become public by any other means not related to the Parties or their Affiliates. Any and all controversies related to the confidentiality obligations set forth herein shall be finally settled by the Arbitrators.

(g)          If one or more Disputes arise under this Agreement, then any or all such Disputes may be brought into a single arbitration. For this purpose, the ICC shall, upon request by any of the parties consolidate the arbitral proceeding with any other pending arbitration that involves the resolution of Disputes arising under this Agreement, in accordance with the Rules. The ICC decision on the consolidation shall be final and binding upon the parties to all proceedings.
11.13          Waiver of Punitive and Other Damages.
(a)          Unless awarded to a third party in connection with a Third-Party Claim, the Parties to this Agreement expressly waive and forego any right to recover punitive, exemplary or similar damages in any Legal Proceeding or indemnification claim arising out of or resulting from any controversy or claim arising out of or relating to this Agreement or the Transactions.
(b)          Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any dispute or any litigation directly or indirectly arising out of or relating to this Agreement or the Transactions.
(c)          Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of the foregoing waivers, (ii) it understands and has considered the implications of such waivers, (iii) it makes such waivers voluntarily, and (iv) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.13.
[Remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.
BUYER
ROLLING WIRELESS (H.K.) LIMITED

By:	(signed) "Chen Ji"
Name: Chen Ji
Title: Director

[Signature Page to Master Asset Purchase Agreement]

SELLERS
SIERRA WIRELESS INC.

By:	(signed) "Kent Thexton"
Name: Kent Thexton
Title:

SIERRA WIRELESS AMERICA, INC.

By:	(signed) "Sam Cochrane"
Name: Sam Cochrane
Title:

SIERRA WIRELESS HONG KONG LIMITED

By:	(signed) "Pierre Teyssier"
Name: Pierre Teyssier
Title:

SIERRA WIRELESS DEUTSCHLAND GMBH

By:	(signed) "Pierre Cosnier"
Name: Pierre Cosnier
Title:

SIERRA WIRELESS JAPAN K.K.

By:	(signed) "Pierre Teyssier"
Name: Pierre Teyssier
Title:

[Signature Page to Master Asset Purchase Agreement]

SIERRA WIRELESS KOREA LIMITED

By:	(signed) "Raymond Cheng"
Name: Raymond Cheng
Title:

SIERRA WIRELESS (ASIA-PACIFIC) LIMITED

By:	(signed) "Pierre Teyssier"
Name: Pierre Teyssier
Title:

[Signature Page to Master Asset Purchase Agreement]

EXHIBIT A
FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT1
THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement") is made as of [.] 2020 by and between [.], a [.] corporation (the "Buyer")2, Sierra Wireless, Inc., a Canadian corporation ("Sierra"), Sierra Wireless America, Inc., a Delaware corporation ("Sierra US"), Sierra Wireless Hong Kong Limited, a Hong Kong corporation ("Sierra HK"), Sierra Wireless Deutschland GmbH, a German corporation ("Sierra Germany"), Sierra Wireless Japan K.K., a Japanese corporation ("Sierra Japan"), Sierra Wireless Korea Limited, a Korean corporation ("Sierra Korea"), Sierra Wireless (Asia-Pacific) Limited, a Hong Kong corporation ("Sierra AP" and together with Sierra, Sierra US, Sierra HK, Sierra Germany, Sierra Japan and Sierra Korea, the "Sellers" and each a "Seller"). Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Purchase Agreement (as defined below). Each Seller and the Buyer are sometimes referred to herein as a "Party" and, together, the "Parties".
WITNESSETH:
WHEREAS, pursuant to the Master Asset Purchase Agreement, dated as of [•] 2020, by and among, among others, Rolling Wireless (H.K.) Limited, a Hong Kong corporation ("RW") and the Sellers (the "Purchase Agreement"), RW has agreed, among other things, to (i) purchase, or cause its designee to purchase, free and clear of all Liens (other than Permitted Liens), all of the Sellers' right, title and interest in, to and under the Purchased Assets and (ii) assume, or cause its designee to assume, all of the Assumed Liabilities of the Sellers.
NOW, THEREFORE, in consideration of the mutual promises, covenants, representations, and warranties made herein and of the mutual benefits to be derived therefrom, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:
1.          Sellers hereby irrevocably assign, convey, sell and transfer, free and clear of all Liens (other than Permitted Liens), to [•], all of the Sellers' right, title and interest in, to and under the intangible Purchased Assets, including, without limitation, the Assigned Contracts, hardware designs related to the AECM Products, Permits, Accounts Receivable and goodwill of the Business, and [•] hereby accepts such assignment, conveyance, sale and transfer of the Sellers' right, title and interest in, to and under such intangible Purchased Assets.
2.          Sellers hereby irrevocably delegate, convey, and transfer to [•] all of Sellers' obligations and liabilities that are Assumed Liabilities, and [•] hereby accepts and assumes such Assumed Liabilities.
3.          From time to time after the Closing, each Party shall, and shall cause its Affiliates to, promptly execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other Parties hereto and necessary for the requesting Party to satisfy its obligations hereunder, or to obtain the benefits of this Agreement (including any assignment agreements of intellectual property included in the Purchased Assets).
______________________________________
1 Note to Draft: Subject to review and coordination with local counsel.
2 Note to Draft: Buyer assignee(s) and scope of Purchased Assets and Assumed Liabilities purchased or assumed, as the case may be, by such assignee(s) to be determined.

4.          This Agreement and all the rights and powers granted hereby shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns.
5.          This Agreement shall be governed by and construed in accordance with the Laws of British Columbia and the laws of Canada applicable therein.3
6.          This Agreement may be executed in one or more counterparts, all of which shall be deemed originals and considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in portable document format (.pdf) or similar attachment shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
7.          The Parties agree and acknowledge that this Agreement is being entered into and delivered pursuant to and subject to the terms and conditions set forth in the Purchase Agreement, that additional rights and obligations of the Parties are expressly provided for therein, and that the execution and delivery of this Agreement shall not impair or diminish any of the rights or obligations of any of the parties to the Purchase Agreement, as set forth therein. In the event any conflict between the provisions of the Purchase Agreement and this Agreement, the provisions of the Purchase Agreement will control.
[Signatures on following pages]

______________________________________
3 Note to Draft: Subject to local counsel review and determination of whether multiple documents, with applicable governing law, is desirable.

2

IN WITNESS WHEREOF, the Parties hereto have executed this Assignment as of the date first written above.
SELLERS:

SIERRA WIRELESS INC.

By:
Name:
Title:

SIERRA WIRELESS AMERICA, INC.

By:
Name:
Title:

SIERRA WIRELESS HONG KONG LIMITED

By:
Name:
Title:

SIERRA WIRELESS DEUTSCHLAND GMBH

By:
Name:
Title:

SIERRA WIRELESS JAPAN K.K.

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]

SIERRA WIRELESS KOREA LIMITED

By:
Name:
Title:

SIERRA WIRELESS (ASIA-PACIFIC) LIMITED

By:
Name:
Title:

BUYER

[•]

By:
Name:
Title:

4

EXHIBIT B
FORM OF BILL OF SALE

FORM OF BILL OF SALE1
THIS BILL OF SALE shall be effective as of [•], 2020 (the "Effective Date"). Reference is made to the Master Asset Purchase Agreement, dated as of [•], 2020 (the "Purchase Agreement"), between, among others, Rolling Wireless (H.K.) Limited, a Hong Kong corporation (the "Buyer"), Sierra Wireless, Inc., a Canadian corporation ("Sierra"), Sierra Wireless America, Inc., a Delaware corporation ("Sierra US"), Sierra Wireless Hong Kong Limited, a Hong Kong corporation ("Sierra HK"), Sierra Wireless Deutschland GmbH, a German corporation ("Sierra Germany"), Sierra Wireless Japan K.K., a Japanese corporation ("Sierra Japan"), Sierra Wireless Korea Limited, a Korean corporation ("Sierra Korea"), Sierra Wireless (Asia-Pacific) Limited, a Hong Kong corporation ("Sierra AP" and together with Sierra, Sierra US, Sierra HK, Sierra Germany, Sierra Japan and Sierra Korea, the "Sellers"). Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Purchase Agreement.
1) Pursuant to the terms of the Purchase Agreement, the Sellers, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, do hereby irrevocably sell, convey, transfer, assign and deliver to:
(i) [•]2, free and clear of all Liens, other than Permitted Liens, all of the Sellers' right, title and interest in, to and under the Purchased Assets; and
(ii) [•].
2) There shall be excluded from this Bill of Sale any and all personal property, tangible and intangible, which are part of the Purchased Assets but which are being transferred to the Buyer or any of its Affiliates pursuant to the Assignment and Assumption Agreement, [French Business Asset Purchase Agreement] or the Share Purchase Agreement entered into between the parties to the Purchase Agreement on or about the date hereof
3) This Bill of Sale is being executed and delivered pursuant to and subject to the terms and conditions set forth in the Purchase Agreement, and additional rights and obligations of the Parties are expressly provided for therein. The execution and delivery of this Bill of Sale shall not impair or diminish any of the rights or obligations of any of the parties to the Purchase Agreement, as set forth therein. In the event of any conflict between the provisions of the Purchase Agreement and this Bill of Sale, the provisions of the Purchase Agreement will control.
4) This Bill of Sale shall be governed by and construed in accordance with the internal laws of British Columbia, and the laws of Canada applicable therein.3
5) This Bill of Sale may be executed in one or more counterparts and delivered by means of facsimile signature, portable document format (.pdf) or other electronic means, each of which when so executed and delivered being deemed an original and all such counterparts shall together constitute one and the same instrument and shall become effective on the Effective Date.
[Signature Page to Follow]
______________________________________
1 Note to Draft: Subject to review and coordination with local counsel.
2 Note to Draft: Buyer assignee(s) and scope of Purchased Assets acquired by such assignee(s) to be determined.
3 Note to Draft: Subject to local counsel review and determination of whether multiple documents, with applicable governing law, is desirable.

IN WITNESS WHEREOF, the undersigned has executed this Bill of Sale as of the date first written above.
SELLERS:

SIERRA WIRELESS INC.

By:
Name:
Title:

SIERRA WIRELESS AMERICA, INC.

By:
Name:
Title:

SIERRA WIRELESS HONG KONG LIMITED

By:
Name:
Title:

SIERRA WIRELESS DEUTSCHLAND GMBH

By:
Name:
Title:

SIERRA WIRELESS JAPAN K.K.

By:
Name:
Title:

[Signature Page to Bill of Sale]

SIERRA WIRELESS KOREA LIMITED

By:
Name:
Title:

SIERRA WIRELESS (ASIA-PACIFIC) LIMITED

By:
Name:
Title:

BUYER

[•]

By:
Name:
Title:

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EXHIBIT C
FORM OF FRENCH BUSINESS PUT OPTION AGREEMENT

Rolling Wireless (H.K.) Limited
Room 1901, 19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong
72048993-000-07-20-5
(the "Buyer", "we" or "us")
23 July 2020
To:	Sierra Wireless S.A. 24 Boulevard des Iles 92441 Issy-les-Moulineaux Cedex 391 838 042 RCS Nanterre (the "Beneficiary" or "you")
STRICTLY PRIVATE AND CONFIDENTIAL
Project Shasta — Put Option in respect of the French Business
Dear Sirs,
We refer to our discussions relating to the contemplated acquisition by the Buyer from the Beneficiary of the French Business (the "Transaction").
Capitalised terms and expressions used and not otherwise defined in this agreement shall have the meaning ascribed to them in the French Asset Purchase Agreement (as defined below).
1	Put Option
1.1
We hereby irrevocably undertake to acquire from the Beneficiary the French Business, as further described in the French Asset Purchase Agreement, a copy of which is attached hereto as Schedule 1 (the "French Asset Purchase Agreement"), under the terms and conditions set out in the French Asset Purchase Agreement (such commitment (constituting a "promesse unilatérale d'achaf"), the "Put Option"). The aggregate consideration to be paid by the Buyer to the Beneficiary for the French Business in the event the Put Option is exercised shall be equal to the Purchase Price, as adjusted pursuant to the terms of the French Asset Purchase Agreement.

1.2	By countersigning this agreement, the Beneficiary accepts the Put Option solely as an option without any undertaking to exercise it.
1.3
The Put Option shall enter into force on the date hereof (the "Put Option Date") and shall remain valid until the earlier of (i) the date which is five (5) Business Days after the completion of the Consultation Process (or the date on which it is deemed completed in accordance with paragraph 3.4 below) and (ii) three (3) months after the Put Option Date or any other timeframe agreed upon by the Buyer and the Beneficiary (the "Option Period").

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1.4
The Put Option may be exercised at any time until the end of the Option Period by written notice in the form attached hereto as Schedule 2 sent by the Beneficiary to the Buyer in accordance with the provisions of Clause 11.5 (Notices) of the French Asset Purchase Agreement (the "Exercise Notice").

1.5
If no Exercise Notice has been sent by the end of the Option Period, the Put Option shall automatically lapse without any action on the part of either party, and each party shall be released from its obligations under this agreement, save for the provisions of paragraphs 8 (Confidentiality), 10 (Reference to the provisions of the French Asset Purchase Agreement) and 11 (Governing Law — Disputes) below, with no costs, indemnity or penalties of any kind payable to or by any party save for any prior breach of this Put Option.

1.6
If an Exercise Notice has been sent by the end of the Option Period, we hereby irrevocably and unconditionally undertake to sign and enter into the French Asset Purchase Agreement within five (5) Business Days as from receipt of the Exercise Notice and in any event to acquire the French Business from the Beneficiary in accordance with the terms and subject to the conditions set forth in the French Asset Purchase Agreement.

1.7
We hereby acknowledge that by countersigning this agreement, you will be only bound by the obligations provided under paragraphs 3 (Consultation Process), 4 (Municipality Pre-emptive Right Procedure), 5 (Exclusivity), 6 (Conduct of the French Business), 7.3 and 8 (Confidentiality) below.

2	Financing of the Transaction
We confirm that we have all available funding or other access to debt and equity financing in an amount sufficient to pay the Purchase Price and that our obligations pursuant to this agreement and, if the Put Option is exercised, pursuant to the French Asset Purchase Agreement, are not subject to the availability and/or drawing of such financing.
3	Consultation Process
3.1
We acknowledge and agree that, in accordance with applicable law, before any decision is made by the Beneficiary to enter into the French Asset Purchase Agreement in connection with the contemplated Transaction, the works council (comité social et économique) of the Beneficiary (the "Works Council") shall be consulted about the Transaction (the "Consultation Process").

3.2
By countersigning this agreement, you shall (within the limit of your powers) and shall cause the management of the Beneficiary to, as soon as reasonably practicable after the Put Option Date and in any event no later than ten (10) Business Days after the Put Option Date, convene meeting(s) of the Works Council, and conduct diligently the Consultation Process in order to complete the Consultation Process as soon as reasonably practicable after the Put Option Date and in any event prior to the end of the Option Period.

3.3
We hereby undertake to, and to cause our Affiliates to, (i) upon request from you, provide you with any relevant document or information (including with respect to the structure chart of the Buyer and its Affiliates, the financing of the Transaction and our prospects for

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the French Business) reasonably required for the purposes of the Consultation Process, including in order to answer promptly to the questions that may be raised by the Works Council (or by any expert appointed by the Works Council as part of the Consultation Process), provided that we shall not be required to disclose any confidential or commercial sensitive information pertaining to the Buyer, its Affiliates or their respective businesses and affairs, (ii) upon request from you, use reasonable effort to, upon reasonable notice, participate into the Consultation Process and cause senior representatives of the Buyer and/or its Affiliates to attend meetings with the Works Council organised by you as part of the Consultation Process, and, more generally, (iii) fully cooperate with you in connection with the Consultation Process with a view to obtaining the opinion of the Works Council as soon as practicable as from the Put Option Date and avoid taking any act likely to prevent or delay the obtaining the opinion of the Works Council.
3.4	For the purpose of this agreement, the Consultation Process shall be deemed to have been completed in relation to the contemplated Transaction if either:
(a)
the Works Council has issued an opinion (either express (positive or negative) or implied) with respect to the contemplated Transaction as documented by duly signed minutes of the meeting (or an excerpt thereof) during which such opinion has been issued; or

(b)
in the absence of any such opinion, the Works Council is deemed to have rendered an opinion following the expiration of the period provided under article R. 2312-6 of the French Labor Code (or the expiry of such longer period as may be ordered by the competent court in accordance with article L. 2312-15 of the French Labor Code).

4	Municipality Pre-emptive Right Procedure
4.1	We understand that the Municipality of Issy-les-Moulineaux has a pre-emptive right on the French Business in accordance with articles L.214-1 et seq. of the French Urban Code (Code de Pubanisme).
4.2
By countersigning this agreement, you shall (within the limit of your powers) and shall cause the management of the Beneficiary to, as soon as reasonably practicable after the Put Option Date and in any event no later than ten (10) Business Days after the Put Option Date, make, in accordance with the terms of the French Asset Purchase Agreement, full and accurate filings with the Municipality of Issy-les- Moulineaux in order to obtain its waiver as soon as possible.

5	Exclusivity
As from the Put Option Date and until the earlier of (i) the date that is five (5) Business Days after exercise of the Put Option, (ii) the date of execution of the French Asset
Purchase Agreement and (iii) the expiry of the Option Period, you agree not to:
(a)
(i) pursue, initiate, solicit, encourage, undertake or facilitate any inquiry, proposal or offer by any person or entity (other than the Buyer and/or any of its representatives) with respect to (x) the transfer of the French Business or (y) any other transaction similar to, or having the same purpose as the Transaction (any such inquiry, proposal or offer, a "Competing Proposal"), (ii) enter into, continue, or participate in any discussions or negotiations with any person or entity (other

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than the Buyer and/or any of its representatives) with respect to any Competing Proposal or (iii) make any offer to, or enter into any agreement with, any person or entity (other than the Buyer and/or any of its representatives) with respect to any Competing Proposal;
(b)
furnish any information or afford access to the financial position, properties, assets, or the books and records of the French Business to any person or entity (other than the Buyer and/or any of its representatives) in connection with any Competing Proposal;

(c)	initiate or take any action that could frustrate the completion of the contemplated Transaction.
6	Conduct of the French Business
As from the Put Option Date and until the earlier of (i) the date that is five (5) Business Days after exercise of the Put Option, (ii) the date of execution of the French Asset Purchase Agreement and (iii) the expiry of the Option Period, except (A) for entering into and performing this agreement, (B) to the extent required by applicable Law; (C) as otherwise consented to by the Buyer in writing or (D) in connection with the Seller Pre-Closing Activities, the Beneficiary shall:
(a)	conduct the French Business in the Ordinary Course of Business; and
(b)	not take any action that, if such action had been taken prior to the Put Option Date, would cause any of the representations or warranties in Section 4.9 of the MAPA to be inaccurate.
7	Enforcement
7.1
The parties hereto expressly agree that this agreement constitutes a "promesse unilatérale" governed by Article 1124 of the French Civil Code (and does not constitute an offer ("offre") governed by Article 1114 et seq. of the French Civil Code).

7.2
We hereby give our definitive consent to the purchase of the French Business in accordance with the terms and subject to the conditions of the French Asset Purchase Agreement, the entry into force ("formation") of which requires only the exercise of the Put Option. Consequently, our obligations under this agreement, in particular our undertakings to sign and enter into the French Asset Purchase Agreement and to acquire the French Business in accordance with the terms and subject to the conditions of the French Asset Purchase Agreement, are irrevocable and unconditional and may not be withdrawn for any reason whatsoever (including before the end of the Option Period), and the parties hereto acknowledge that, in accordance with Article 1124 of the French Civil Code, the sale of the French Business in accordance with the terms and subject to the conditions of the French Asset Purchase Agreement shall be definitive ("parfaite") upon exercise of the Put Option (whether or not the French Asset Purchase Agreement is executed).

7.3
Furthermore, parties hereto agree that (i) as from the Put Option Date with respect to the Buyer, and (ii) as from the exercise of the Put Option with respect to the Beneficiary, their respective obligations pursuant to the exercise of the Put Option, including the obligation to sign the French Asset Purchase Agreement, may be enforced through specific performance (execution forcée en nature) in accordance with Article 1217 of the French

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Civil Code, and that such specific performance (exécution forcée en nature) will constitute a balanced course of action falling outside the "manifest disproportion" exclusion contained in Article 1221 of the French Civil Code.
7.4
In addition, we agree that if we fail to execute the French Asset Purchase Agreement, the Beneficiary shall have the right to terminate the sale of the French Business contemplated by the French Asset Purchase Agreement by written notice served to the Buyer, but without the need for a prior notice ("mise en demeure"), without prejudice to all other rights and remedies available to the Beneficiary in such event, including the right to claim damages subject to any applicable limitation provided under Section 10 of the MAPA.

8	Confidentiality
The existence and terms of this agreement and the French Asset Purchase Agreement as well as the status of the Transaction process, the terms and conditions, or any other information with respect to the Transaction shall be kept confidential in accordance with the terms of the Confidentiality Agreement, and shall not be disclosed to any person or entity other than the members of the Works Council, the municipality of Issy-les-Moulineaux for the purpose of the municipality pre-emptive right procedure, the professional advisers of the Beneficiary and the Buyer, and except as may be required by applicable laws or regulations or by court order or for the purpose of enforcement of this agreement.
9	Miscellaneous
9.1
Each Party irrevocably waives the provisions of article 1195 of the French Civil Code relating to the consequences of an unforeseeable change of circumstances which shall not be applicable to this agreement.

9.2
Each Party irrevocably waives (i) any right to terminate unilaterally this agreement under article 1226 of the French Civil Code regarding the right of a creditor to terminate a contract at its own risk and (ii) any right it may have under article 1186 of the French Civil Code to claim that this agreement has lapsed as a result of any other contract having terminated, lapsed or being ineffective for any reason whatsoever.

9.3	Each Party acknowledges that it has had full ability to negotiate all the terms of this agreement.
10	Reference to the provisions of the French Asset Purchase Agreement
Clauses 11.3 (Expenses), 11.5 (Notices), 11.6 (Assignments, Successors), 11.8 (Entire Agreement), 11.9 (Severability) and 11.11 (No Third Party Beneficiaries) of the French Asset Purchase Agreement shall be deemed incorporated and applicable to this agreement as if such Clauses were set out in this agreement.
11	Governing Law - Disputes
11.1	This agreement and any non-contractual obligations arising out of or in connection with this agreement is governed by and shall be construed in accordance with French law.
11.2	All disputes arising out of or in connection with this agreement (including without limitation with respect to its signature, validity, performance, interpretation, termination
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and post-termination obligations hereof and any non-contractual obligation arising out of or in connection with this agreement) shall be submitted to the exclusive jurisdiction of the Commercial Court (Tribunal de commerce) of Paris.
12	Electronic signature
12.1
The Parties agree hereby that each of them may execute this agreement by affixing an electronic signature on the DocuSign platform and acknowledge that this electronic signature will have the same legal value as a handwritten signature.

12.2
The Parties expressly agree that this agreement signed electronically constitutes the original document, that it is drawn up and will be kept in such a way as to guarantee its integrity and that it is perfectly valid as between them.

12.3
The Parties acknowledge that this agreement signed electronically constitutes a literal proof within the meaning of Article 1366 of the French Civil Code (Code civil) and has the same evidentiary value as a hard copy of a written document and may be validly enforced against them. Consequently, the electronically signed agreement shall constitute proof of the content of such agreement, of the identity of the signatories and of their consent to be bound by the rights and obligations arising under such agreement.

12.4
The Parties agree that the electronic dispatch by DocuSign of this agreement which has been signed electronically shall constitute evidence as between the Parties of the existence, content, dispatch, integrity, time stamping, and receipt of this agreement electronically signed by the Parties.

12.5	The Parties undertake hereby not to challenge the admissibility, enforceability or probative force of this agreement or its content on the ground that it has been signed electronically.
12.6	The Parties irrevocably waive all recourse, actions, requests and claims against the drafters of this agreement with respect to the electronic signature of this agreement and its consequences.

Rolling Wireless (H.K.) Limited
By: Mrs. Ji Chen

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Agreed by:

Sierra Wireless SA
By: Mr. Pierre Cosnier

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Schedule 1
French Asset Purchase Agreement

[See attached document.]

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Dated [•] 2020

SIERRA WIRELESS S.A.
as Seller

And

ROLLING WIRELESS (H.K.) LIMITED
as Buyer

ASSET PURCHASE AGREEMENT
relating to the sale and purchase of the French Business

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This asset purchase agreement (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, this "French Asset Purchase Agreement") is made on [•] 2020 by and between:
(1)
SIERRA WIRELESS S.A., a société anonyme organised and existing under the laws of France, having its registered office at 24 Boulevard des Iles — 92441 Issy-les Moulineaux Cedex (France), registered under number 391 838 042 R.C.S. Nanterre (the "Seller" or "SWSA");

AND:
(2)
ROLLING WIRELESS (H.K.) LIMITED, a Hong Kong corporation organised and existing under the laws of Hong Kong having its registered office at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, registered under number 72048993-000-07-20-5or any Affiliate it may opt to substitute pursuant to Clause 11.6 (the "Buyer");

The Seller and the Buyer are hereinafter referred to, collectively as the "Parties", and individually as a "Party".
WHEREAS:
(A)
Certain entities of the group to which SWSA belongs (the "Sierra Entities") wish to sell to the Buyer, and the Buyer wishes to purchase from the Sierra Entities, the Business, including the Business conducted in France through SWSA (the "French Business").

(B)
In this context, on 23 July 2020, (i) the Buyer has entered into with the Sierra Entities (other than SWSA) a master asset purchase agreement relating to the sale and purchase of the Business (excluding the French Business) (the "MAPA"); and (ii) the Buyer has granted a put option to SWSA relating to the purchase of the French Business pursuant to which the Buyer irrevocably commits to acquire the French Business under the terms and conditions set out in this French Asset Purchase Agreement as from receipt of the exercise notice sent by SWSA (the "Put Option").

(C)
SWSA's works council (comité social et économique) has been duly informed and consulted prior to and in relation to the contemplated transfer of the French Business under this French Asset Purchase Agreement. The Seller has exercised the Put Option on [•] 2020.

(D)
The Parties have entered into this French Asset Purchase Agreement in order to set out the terms and conditions for the sale and purchase of the French Business and concurrently with the execution of this French Asset Purchase Agreement, the Seller has executed a joinder to the MAPA.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS
1	Interpretation
1.1	Definitions
For the purpose of this French Asset Purchase Agreement, including the Recitals above and the Schedules, unless the context otherwise requires, the following terms shall have the meanings specified or referred to in this Clause 1:
"Additional Buyers"	has the meaning set forth in Clause 11.6 of this French Asset Purchase Agreement;
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"AECM Products"
means the automotive grade cellular wireless embedded modules that are or have been sold by the Sierra Entities for installation (or intended to be installed) by or for automotive original equipment manufacturers during new automobile manufacturing (i.e. first mount applications);

"Affiliate"
means, with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. "Control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise;

"Arbitrators"	has the meaning set forth in Clause 11.14.2 of this French Asset Purchase Agreement;

"Assigned Contracts"	has the meaning set forth in Clause 2.1.1(iv) of this French Asset Purchase Agreement;

"Assumed Liabilities"	has the meaning set forth in Clause 2.2.1 of this French Asset Purchase Agreement;

"Average Exchange Rate"
means, unless the Parties otherwise agree, the average rate of the daily parities of the USD / EUR rate of exchange quoted by the European Central Bank as published on its website (https://wwvv.ecb.europa.eu/stats/policy_and_exchange_r ates/euro_reference_exchange_rates/html/eurofxref-graph-usd.en.html) between the signing of the MAPA and the day before the Closing Date;

"Business"
means the Sierra Entities' worldwide business and operations related to the design, development, manufacture, testing, marketing, supporting, distributing, and selling of AECM Products as currently conducted by the Sierra Entities, including (i) the design, development, manufacture and testing of AECM Products, including both internal operations for the foregoing and management of third party vendor and suppliers with respect to the foregoing; (ii) the design, development, creation and testing of software for AECM Products, including firmware, drivers and software distributed for use with or embedded into AECM Products; (iii) the sales, distribution and marketing of AECM Products; (iv) the support of AECM Products including fulfilment of warranty obligations and customer support; and (v) the provisions of professional services related to AECM Products, including custom design support;

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"Business Books and Records"	has the meaning set forth in Clause 2.1.1(xiii) of this French Asset Purchase Agreement;

"Business Day"	means any day other than a Saturday or Sunday or any day on which the banking institutions in France, are required to close;

"Buyer"	has the meaning set forth in the forefront of this French Asset Purchase Agreement;

"Cash"
means the aggregate amount of all cash and cash equivalents, in each case, calculated in accordance with the GAAP (as such term is defined in the MAPA), of the kind set forth in the Schedule of Estimated Assets and Liabilities, based on GAAP to the extent described in the Carve-out Principles (as such term is defined in the MAPA);

"Closing"	has the meaning set forth in Clause 4.1 of this French Asset Purchase Agreement;

"Closing Date"	has the meaning set forth in Clause 4.1 of this French Asset Purchase Agreement;

"Conditions"	has the meaning set forth in Clause 7.1 of this French Asset Purchase Agreement;

"Confidentiality Agreement"	has the meaning set forth in Clause 9.1 of this French Asset Purchase Agreement;

"Contract"	means any written or oral loan or credit agreement, indenture, debenture, note, bond, mortgage, lease, license or other written or oral contract, agreement or instrument, including purchase orders;

"Dispute"	has the meaning set forth in Clause 11.14.1 of this French Asset Purchase Agreement;

"Equipment"	has the meaning set forth in Clause 2.1.1(v) of this French Asset Purchase Agreement;

"Excluded Assets"	has the meaning set forth in Clause 2.1.2 of this French Asset Purchase Agreement;

"Excluded Liabilities"	has the meaning set forth in Clause 2.2.2 of this French Asset Purchase Agreement;

"Financial Statements"	has the meaning set forth in the MAPA;

"Flex"	means, as applicable, Flex Ltd. or its Affiliates;

"French Asset Purchase Agreement"	has the meaning set forth in the forefront of this French Asset Purchase Agreement;

"French Business"	has the meaning set forth in paragraph (A) of the Recitals of this French Asset Purchase Agreement;

"Governmental Entity"	means any government, court, regulatory or

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administrative agency, commission or authority or other governmental instrumentality (including any governmental agency, body, branch, bureau, department, official or entity and any court or other tribunal), whether federal, provincial, state, local, domestic, municipal, foreign or multinational, including securities exchanges,

"ICC"	means the Court of Arbitration of the International Chamber of Commerce;

"Indebtedness"
with respect to any Person means, without duplication, (i) the unpaid principal of and accrued interest or premium (if any) in respect of (A) indebtedness of such Person for money borrowed, (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable and (C) obligations for the deferred purchase price of property or services; (ii) the principal portion of all leases of such Person required to be capitalized based on GAAP to the extent described in the Carve-out Principles (as such term is defined in the MAPA); (iii) obligations of such Person in respect of any letters of credit or bankers' acceptances (solely to the extent drawn); (iv) obligations of such Person arising under any hedging or swap arrangements, and (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (whether or not these are off balance sheet).

"Intellectual Property"
means all trademarks, service marks, business names, trade names, domain names, copyrights, patents, industrial designs and similar rights and other intellectual property rights throughout the world, including registrations and applications to register or renew the registration of any of the foregoing, that are held, used or owned or purported to be owned either by SWSA or any other Sierra Entities, that are used or held for use in the conduct of the French Business as currently conducted;

"Inventory"	has the meaning set forth in Clause 2.1.1(iii) of this French Asset Purchase Agreement;

"Law"	means any law, statute, code, rule, regulation, ordinance or Order of a Governmental Entity, or applicable collective bargaining agreement;

"Leases"	means (i) the lease agreement entered into between SWSA as lessee and [Redacted] as lessor on 9 March 2016 related to the premises located 24 boulevard des Iles, 92130 Issy-les-

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Moulineaux, (ii) the lease agreement related to Parc de Haute Technologie, Font de L'Orme, 694-732 Avenue du Docteur Maurice Donat (Bat.6), 06250 Mougins, and (iii) the lease agreement related to 308 allée du Lac, 31670 Labège;

"Legal Proceeding"	means any judicial, administrative or arbitral, actions, suits, claims, proceedings, investigations (public or private), by or before a Governmental Entity or private arbitrator;

"Liability" or "Liabilities"
means any direct or indirect Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation, liability, or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured;

"Liens"
means any mortgage, pledge, deed of trust, hypothecation, security interest, encumbrance, charge in the nature of a lien or a security interest, lease, sublease, title retention agreement, option, easement, right of way, declared encroachment or other similar adverse claim;

"Losses"	means any liability, loss, damage, expense (including reasonable attorney's or other experts' fees), claim, suit, action or cause of action;

"MAPA"	has the meaning set forth in paragraph (B) of the Recitals of this French Asset Purchase Agreement;

"Municipality Waiver"	has the meaning set forth in Clause 7.1.1 of this French Asset Purchase Agreement;

"Non-Assignable Assets"	has the meaning set forth in Clause 5.1 of this French Asset Purchase Agreement;

"Omitted Asset"	has the meaning set forth in Clause 5.2 of this French Asset Purchase Agreement;

"Omitted Liability"	has the meaning set forth in Clause 5.2 of this French Asset Purchase Agreement

"Order"	means any order, injunction, judgment, decree, ruling, writ or assessment of a Governmental Entity of competent jurisdiction;

"Ordinary Course of Business"	means the ordinary course of business, consistent with past practice;

"Other Intellectual Property"	has the meaning set forth in Clause 2.1.1(vi) of this French Asset Purchase Agreement;

"Party" or "Parties"	has the meaning set forth in the forefront of this French Asset Purchase Agreement;

"Permits"	means all permits, licenses, waivers, certifications and authorizations that are necessary to conduct the French

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Business;

"Permitted Liens"
means (i) Liens set forth in Schedule 1.1, (ii) Liens reflected or reserved against in the Financial Statements, (iii) statutory Liens for taxes and assessments not yet due and payable or for any such amounts which are being contested in good faith, (iv) Liens of carriers, warehousemen, mechanics and materialmen and other similar statutory Liens incurred in the Ordinary Course of Business that are not overdue and are immaterial, (v) minor easements, rights of way and zoning ordinances and other similar encumbrances affecting the Purchased Assets that do not, individually or in the aggregate, materially adversely affect the value of or the use of such Purchased Assets for their current and anticipated purposes and (vi) Liens held by any lessor on any real or personal property included in the Purchased Assets that is leased or subleased. For the avoidance of doubt, any Liens related to any Indebtedness are deemed not to be Permitted Liens.

"Person"	means any natural person, firm, partnership, association, corporation, limited liability company, trust, business trust, Governmental Entity or unincorporated organization;

"Purchase Price"	has the meaning set forth in Clause 3.1 of this French Asset Purchase Agreement;

"Purchased Assets"	has the meaning set forth in Clause 2.1 of this French Asset Purchase Agreement;

"Put Option"	has the meaning set forth in paragraph (B) of the Recitals of this French Asset Purchase Agreement;

"Put Option Agreement"	means the put option agreement entered into on 23 July 2020 between Buyer and Sierra France with respect to the French Business;

"Reiterative Act"	has the meaning set forth in Clause 4.3.1 of this French Asset Purchase Agreement;

"Related to the French Business"
means primarily used in, arising from or otherwise related to the French Business, whether directly or indirectly, provided that in respect of any Contracts or Intellectual Property such term shall exclude any such Contracts or Intellectual Property that are jointly or otherwise used in, arising from or otherwise related to any other business of the Seller; and

"Representatives"	means, as to any Person, such Person's Affiliates and any of such Person's or such Affiliates' respective officers, directors, employees, advisors, consultants, agents or representatives

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"Rules"	means the ICC Arbitration Rules;

"Seller"	has the meaning set forth in the forefront of this French Asset Purchase Agreement;

"Schedule of Adjustment Principles"	means the schedule 1.1-7 of the MAPA;

"Schedule of Estimated Assets and Liabilities"	has the meaning set forth in section 4.3 of the MAPA;

"Sierra Entities"	has the meaning set forth in paragraph (A) of the Recitals of this French Asset Purchase Agreement;

"SWSA"	has the meaning set forth in the forefront of this French Asset Purchase Agreement;

"Tax"
means (i) any federal, state, provincial, local or foreign income, alternative minimum, personal holding company, franchise, profits, windfall profits, gross receipts, sales, goods and services, harmonized sales, use, value added, transfer, registration, stamp, excise, customs duties, severance, real property, personal property, ad valorem, license, employment, payroll, social security, unemployment, workers' compensation, withholding, estimated or other similar tax, assessment or other governmental charge, and any government pension plan premiums or contributions; (ii) any interest, penalties or additions to Tax imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption, transferee liability, operation of law, arising as a result of being (or ceasing to be) a member of any affiliated, combined, consolidated or unitary group (or being included (or required to be included) in any Tax Return relating thereto) or otherwise;

"Tax Return"	means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

"Taxing Authority"	means the French administration fiscale and any other Governmental Entity responsible for the administration of any Tax;

"Transferred Employees"	has the meaning set forth in Clause 6 of this French Asset Purchase Agreement;

"Transition Services Agreement"	means the Transition Services Agreement entered into between Sierra Wireless Inc. and the Buyer, substantially in the form attached to the MAPA.

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1.2
The words "hereof", "herein" and "hereunder" and words of similar import, when used in this French Asset Purchase Agreement, refer to this French Asset Purchase Agreement as a whole and not to any particular provision of this French Asset Purchase Agreement.

1.3	Terms defined in the singular in this French Asset Purchase Agreement have the same meaning in this French Asset Purchase Agreement when used in the plural, and vice versa.
1.4	Wherever the word "include," "includes," or "including" is used in this French Asset Purchase Agreement, it shall be deemed to be followed by the words "without limitation".
1.5	Any reference in this French Asset Purchase Agreement to the masculine, feminine or neuter gender shall include each other gender.
1.6	Any reference in this French Asset Purchase Agreement to any Person shall also be deemed to be a reference to such Person's successors and, if such Person is a Party, to its permitted assigns.
1.7
References to "Clause" and "Schedules" refer to Clauses of, and Schedules to, this French Asset Purchase Agreement, unless otherwise specified. All Schedules annexed hereto or referred to herein are incorporated in and made a part of this French Asset Purchase Agreement as if set forth in full herein.

1.8	Words or abbreviations that have well known technical industry or trade meanings are used in accordance with their recognized meanings.
1.9	Headings shall be ignored in construing this French Asset Purchase Agreement.
2	Sale and Purchase of the French Business
2.1	Assets of the French Business
2.1.1	Purchased Assets
In accordance with articles L. 141-1 et seq. of the French Commercial Code (cession de fonds de commerce) and subject to the terms and conditions of this French Asset Purchase Agreement and as set forth herein, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Buyer (or its designated Affiliate(s)), free and clear of all Liens (other than Permitted Liens or Liens created by the Buyer), all of such Seller's right, title and interest in and to, and the Buyer shall (or cause its Affiliates to) acquire, purchase, accept and pay for all of the Seller's right, title and interest in and to all of the assets, properties and rights of every kind and nature (other than the Excluded Assets), whether real, personal or mixed, tangible or intangible, wherever located, whether now existing or hereafter acquired and to the extent Related to the French Business, as applicable, as of and to the extent in existence on the Closing Date (the "Purchased Assets"):
(i)	all AECM Products;
(ii)	all Accounts Receivable (as defined in the MAPA);
(iii)
all raw materials, work-in-progress and finished goods (of every kind and nature and wheresoever located, including all of the foregoing that is in transit, whether to or from the Seller, on rent or consignment, being

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repaired by third parties or being warehoused) of AECM Products or used or held for use Related to the French Business, including inventories of spare, service and repair parts, supplies of AECM Products, tooling and moulds used to manufacture AECM Products, and components held for sale or use, together with packaging materials for AECM Products (the "Inventory"), including the Inventory of chipsets that is consigned to Flex;
(iv)
all Contracts to which the Seller is a party, beneficiary or otherwise bound Related to the French Business, including that are (i) Contracts set forth on Schedule 2.1.1(iv) and (ii) the open purchase orders for AECM Products as of the Closing Date (the "Assigned Contracts");

(v)
all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, furnishings, supplies, computers, telephones (including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person) and similar property and other tangible personal property Related to the French Business, in each case including those set forth on Schedule 2.1.1(v) (the "Equipment");

(vi)
all Intellectual Property owned, or purported to be owned, by the Seller that is Related to the French Business (the "Other Intellectual Property"), including the right to register, prosecute, maintain or record any of such Other Intellectual Property with any Governmental Entity (including the Institut National de la Propriété Industrielle (INPI)) and the right to all future income, royalties, damages and payments due with respect to such Other Intellectual Property, including without limitation rights to damages and payments for future infringements or misappropriations thereof, as well as all goodwill associated with such Other Intellectual Property, a list of which is set forth on Schedule 2.1.1(vi);

(vii)	all of the Permits including pending applications thereof or renewals thereof) related to the French Business or AECM Products, including without limitation, listed on Schedule 2.1.1(vii);
(viii)	the employment agreements of the Transferred Employees (as such term is defined below) as listed on Schedule 6.1;
(ix)
all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees to the extent related to the French Business;

(x)
all rights under warranties, indemnities, return privileges, guaranties, and all similar rights of the Seller against third parties, to the extent related to the French Business, the Assumed Liabilities or the Purchased Assets;

(xi)	rights to claims, demands, lawsuits and judgments and similar rights with respect to the ownership, use or value of any Purchased Asset;
(xii)	any telephone or fax numbers Related to the French Business (to the extent permitted by the relevant third-party service provider);
(xiii)
originals, or where not available, copies, of all (i) Assigned Contracts and (ii) data, documents, ledgers, databases, books, records, business plans, records of sales, customer and supplier lists, files related to the French

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Business ("Business Books and Records") to the extent their extraction from the Seller' information technology systems is expressly contemplated by the Transition Services Agreement, including, books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer purchasing histories, price lists, distribution lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Entity), sales material and records (including pricing history, total sales, conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, material, literature and research and files relating to the Intellectual Property, in each case to the extent (y) related to the French Business and (z) their extraction from the Seller's information technology systems is expressly contemplated by the Transition Services Agreement, whether such extraction occurs during the term of the Transition Services Agreement or thereafter pursuant to Clauses 8.1.2 or 9;
(xiv)	all Additional Equipment (as defined in the MAPA); and
(xv)
to the extent not already listed above in this Clause 2.1, all intangible rights and assets Related to the French Business or related specifically to the Purchased Assets, including all goodwill associated with the French Business and the Purchased Assets and the going concern value of the French Business.

2.1.2	Excluded Assets
Notwithstanding anything contained in Clause 2.1 to the contrary and except as contemplated in section 6.22 of the MAPA, the Seller is not selling, and the Buyer is not purchasing the following assets of the Seller, all of which shall be retained by the Seller (collectively, the "Excluded Assets"):
(i)	this French Asset Purchase Agreement;
(ii)	all of the Seller's Cash;
(iii)	all Contracts to which the Seller is a party, beneficiary or otherwise bound that are not Assigned Contracts;
(iv)
all real property, whether owned, leased, subleased, licensed to or otherwise occupied by the Seller, including the right to the Leases (droit au bail) and all leasehold improvements owned by the Seller and forming part thereof;

(v)	the Seller's corporate books and records of internal corporate proceedings, Tax records, work papers and books and records that the Seller are required by Law to retain;
(vi)	rights in "SIERRA WIRELESS" and all other names, trade names, logos, trademarks, service marks and marks of the Seller;
(vii)	all of the Seller's bank accounts;
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(viii)	all accounting records (including records relating to Taxes) and internal reports relating to the business activities of the Seller to the extent not relating primarily to the French Business;
(ix)
any interest in or right to any Tax refunds or credits, claims for Tax refunds or credits or rights to receive Tax refunds or credits from any Governmental Entity with respect to the French Business or the Purchased Assets, in each case solely to the extent that such refunds or credits relate to any taxable period (or portion thereof) ending on or prior to the Closing Date (excluding any refund or credit attributable to any loss in any taxable period (or portion thereof) beginning after the Closing Date applied (e.g., as a carryback) to a tax period (or portion thereof) ending on or prior to the Closing Date);

(x)	any of the Seller's insurance policies;
(xi)	the Out-Of-Scope Inventory (as defined in the MAPA); and
(xii)	any of the Permits Related to the French Business listed on schedule 2.2(I)of the MAPA.
2.2	Liabilities of the French Business
2.2.1	Assumed Liabilities
In connection with the purchase and sale of the Purchased Assets pursuant to this French Asset Purchase Agreement, at the Closing, the Buyer is assuming and agreeing to (or shall cause its Affiliates to assume and agree to) pay, discharge, perform or otherwise satisfy the following, and only the following, Liabilities of the Seller to the extent related primarily to the French Business (the "Assumed Liabilities"):
(i)
all Liabilities of the French Business of the type noted on schedule 2.3(a) of the MAPA to the extent specifically reserved for or reflected on the Schedule of Estimated Assets and Liabilities and all such Liabilities incurred in the Ordinary Course of Business following the date of the Schedule of Estimated Assets and Liabilities and reserved for or reflected on the balance sheet contained in the Final Closing Statement, as such balance sheet may be adjusted in accordance with the terms of the MAPA (for the avoidance of doubt, other than any Excluded Liabilities);

(ii)
all Liabilities related (a) to the Transferred Employees relating to statutory retirement or pension entitlements (including mandatory State base pension scheme, mandatory complementary pension scheme ("AGIRC-ARRCO" and any supplementary pension scheme ("Article 83") and "end-of-career" indemnities ("indemnités de fin de carrière")), including as specifically assumed pursuant to Clause 2.2.1(i), (b) to salary, wages, bonuses, commissions, vacations, vacation pay and other compensation relating to the employment of all Transferred Employees or the termination of such employment on and after the Closing Date, and (c) to a Transferred Employee who is eligible to receive an offer of employment from the Buyer pursuant to section 6.9 of the MAPA but does not receive such offer of employment, and which arise directly or indirectly out of, as a result of, in

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connection with or pursuant to the Buyer's termination of the employment of such Transferred Employees;
(iii)
all Liabilities of the Seller under the Assigned Contracts (i) and closed purchase orders for the AECM Products arising in, and solely to the extent relating to, periods after the Closing, (ii) and closed purchase orders for the AECM Products relating to product warranty matters arising in or relating to periods prior to the Closing, other than those Liabilities listed in Clause 2.2.2, or (iii) as specifically assumed pursuant to Clause 2.2.1(i);

(iv)	all Liabilities arising after the Closing with respect to the Other Intellectual Property;
(v)	all Liabilities for Taxes to be paid by the Buyer pursuant to this French Asset Purchase Agreement; and
(vi)	all Liabilities to the extent arising from the operation or conduct of the French Business after the Closing.
The assumption of, and agreement by the Buyer (or its Affiliates) to pay, perform, and discharge, as and when due, the Assumed Liabilities will not prohibit the Buyer (or its Affiliates) from contesting with any third party the amount, validity, or enforceability of any of the Assumed Liabilities.
2.2.2	Excluded Liabilities
Notwithstanding any other provision of this French Asset Purchase Agreement to the contrary, the Buyer is not assuming any, and the Seller is retaining, paying, performing, or otherwise satisfying all, Liabilities of the Seller other than the Assumed Liabilities (the "Excluded Liabilities"), including, without limitation, the following (for the avoidance of doubt and notwithstanding anything in Clause 2.2.1, all of the following shall be deemed to be "Excluded Liabilities" hereunder and none of the following shall be deemed to be "Assumed Liabilities" hereunder):
(i)	all Liabilities of the Seller incurred in connection with this French Asset Purchase Agreement and the transactions contemplated hereby;
(ii)
all Liabilities for (i) Taxes of the Seller or any of its respective Affiliates, (ii) Taxes arising from or with respect to the Purchased Assets or the operation of the French Business that are incurred in or attributable to any period, or any portion of any period, ending on or prior to the Closing Date including, without limitation, Taxes allocable to the Seller pursuant to Clause 10 or the provisions of the MAPA; (iii) Taxes to be paid by the Seller pursuant to this French Asset Purchase Agreement, and (iv) payments under any Tax allocation, sharing or similar agreement with the Seller or any Affiliates of the Seller;

(iii)
all Liabilities based on any Legal Proceeding that (i) is currently pending as of the signing date of the MAPA, (ii) has been filed as of the Closing Date, (iii) is based on substantially the same facts, circumstances or matters as any Legal Proceeding that is currently pending or has been filed as of the Closing Date, or (iv) is based on circumstances, facts, events or matters that relate to any period, or any portion of any period, ending on or prior to

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the Closing Date, other than in respect of (i) through (iv) inclusive the Assumed Liabilities;
(iv)
all Liabilities in respect of any current or former employee of the Seller, whether arising by Law or Contract or otherwise, including all Liabilities relating to or arising out of any employment action or practice in connection with the employment or termination of employment of any Persons currently or formerly employed or seeking to be employed by the Seller, other than the Assumed Liabilities;

(v)	any Indebtedness of the Seller outstanding as of the Closing Date;
(vi)	all Liabilities of the Seller in respect of any Contract other than the Assigned Contracts;
(vii)	all Liabilities relating to any Excluded Asset; and
(viii)	Liabilities Related to French Business specifically set forth on schedule 2.4 of the MAPA.
3	Purchase Price
3.1	Amount of the Purchase Price
3.1.1
The aggregate amount of the purchase price for the French Business is the EUR amount equal to USD 21,120,000 multiplied by the Average Exchange Rate (the "Purchase Price"), excluding any value-added taxes (VAT) and any transfer Taxes.

3.1.2
The Purchase Price may be adjusted upwards or downwards in accordance with the terms of the MAPA. In case of adjustment of the Purchase Price in accordance with the terms of the MAPA, the Parties undertake to amend this French Asset Purchase Agreement accordingly pursuant to the provisions in Clause 11.7 of this French Asset Purchase Agreement.

3.2	Allocation of the Purchase Price
3.2.1
The allocation of the Purchase Price between the intangible assets, the Accounts Receivable (as such term is defined in the MAPA) transferred in accordance with this French Asset Purchase Agreement, the Equipment and the Inventory will, if necessary, be provided for in the Reiterative Act.

3.2.2
This allocation of the Purchase Price in the Reiterative Act is for the purposes of complying with the provisions of article L. 141-5 of the French Commercial Code (Code de commerce), and the Parties have agreed that this Purchase Price shall under no circumstances give rise to any consequence or claim regarding the valuation of each above-mentioned category of assets or any asset taken separately.

3.2.3
The Parties represent that the Purchase Price has been set and concluded solely between them, and thus grant a pure and simple, complete and final release to the Persons who drafted this French Asset Purchase Agreement and acknowledge that all instruments were prepared on the basis of their representations alone.

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3.3	Payment of the Purchase Price
3.3.1
In consideration for the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to the Buyer, at the Closing, the Buyer (or its designated Affiliate(s)) shall (i) pay to the Seller an amount equal to the Purchase Price, by wire transfer of immediately available funds to the account of the Seller, and (ii) assume the Assumed Liabilities.

3.3.2	The Seller shall notify the Buyer in writing, at least three (3) Business Days prior to the Closing, of the account to which the Purchase Price shall be paid.
3.4	No Set-off
The Buyer shall not be entitled to exercise any right of set-off or retention right with respect to its payment obligations of the Purchase Price under this French Asset Purchase Agreement.
3.5	No Escrow
3.5.1
Notwithstanding the provisions of articles L.141-14 to L.141-17 of the French Commercial Code (Code de commerce) and article 1684 of the French Tax Code (Code Général des Impôts), the Buyer acknowledges and agrees that the Purchase Price shall not be placed into escrow.

3.5.2
Consequently, any and all claims lodged by any creditor, including the Taxing Authority, of the French Business on the payment of the Purchase Price to the extent that such payment is not already taken into account under the MAPA and would result in an additional payment obligation of the Buyer should be indemnified subject to and in accordance with article VII of the MAPA.

3.5.3
The Parties acknowledge that they are fully aware of the consequences arising out of their decision not to place the Purchase Price into escrow, and thus grant a pure and simple, complete and final release to the Persons who drafted this French Asset Purchase Agreement.

4	Closing
4.1
The sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this French Asset Purchase Agreement (the "Closing") shall take place (i) as soon as possible, but in no event later than fifteen (15) Business Days, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the Conditions set forth in Clause 7.1 (other than Conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those Conditions at the Closing) and (ii) in any case, simultaneously with (and subject to) the completion of the transactions contemplated by the MAPA; or at such other time as the Buyer and the Seller may agree (the "Closing Date").

4.2
Each Party shall not be obliged to complete this French Asset Purchase Agreement and may by written notice to the other Party terminate this French Asset Purchase Agreement without liability on its part in connection with such termination, if the MAPA and the French Asset Purchase Agreement are not capable of being completed simultaneously.

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4.3	On the Closing Date:
4.3.1
for the purpose of Tax registration of the transfer of the French Business, the Seller and the Buyer shall execute in six (6) original copies a reiterative act ("acte réitératif"), in the form reasonably satisfactory to the Parties ("Reiterative Act").

4.3.2
the Seller shall deliver to the Buyer a document presenting the monthly turnovers (chifres d'affaires mensuels) figures achieved between 31 December 2019 and the month preceding the month of the transfer of the French Business, in accordance with Article L141-2 of the French Commercial Code (Code de Commerce);

4.3.3
the Seller shall deliver or make available to the Buyer those Purchased Assets which are capable of transfer by delivery, and shall permit the Buyer to enter into and take possession of the French Business; and

4.3.4
the Buyer shall be the owner of the French Business and takeover said French Business as at the Closing Date. The Buyer shall support the risks and the Assumed Liabilities relating to the ownership and the operation of the French Business as from the Closing Date.

5	Consent to certain assignments and further assurances
5.1
Notwithstanding anything in this French Asset Purchase Agreement to the contrary, this French Asset Purchase Agreement shall not constitute an agreement to transfer or assign any asset, permit, claim or right if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention under any agreement or Law to which the Seller is a party or by which it is bound, or in any way adversely affect the rights of the Seller or, upon transfer, the Buyer under such asset, permit, claim or right (the "Non-Assignable Assets"). The Seller shall use its commercially reasonable efforts (and bear its costs of such efforts, provided that, for the avoidance of doubt, such efforts shall not obligate the Seller to pay any consent or waiver fee or other consideration to any such third party to secure such consent or waiver) to obtain any consents or waivers required to assign to the Buyer any Purchased Asset that requires the consent of a third party, without any conditions to such transfer or changes or modifications of terms thereunder. If any such consent or waiver is not obtained prior to the Closing and, as a result thereof, the Buyer shall be prevented by such third party from receiving the rights and benefits with respect to such Purchased Asset intended to be transferred hereunder, or if any attempted assignment would adversely affect the rights of the Seller thereunder so that the Buyer would not in fact receive all such rights or the Seller would forfeit or otherwise lose the benefit of rights that the Seller is entitled to retain, the Seller and the Buyer shall cooperate in any lawful and commercially reasonable arrangement, as the Seller and the Buyer shall agree, under which the Buyer would, to the extent practicable, obtain the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto (solely to the extent they are Assumed Liabilities) in accordance with this French Asset Purchase Agreement, including by subcontracting, sublicensing or subleasing to the Buyer; provided, that all reasonable out-of-pocket expenses of such cooperation and related actions shall be paid by the Seller. The Seller shall promptly pay to the Buyer when received all monies received by the Seller under such Purchased Asset or any claim or right or any benefit arising thereunder, and the Buyer shall promptly pay the Seller for all Liabilities of the Seller associated with such Purchased Asset to the extent they are Assumed Liabilities. The Seller shall make or complete the transfer of any Non-

16

Assignable Assets as soon as reasonably possible and cooperate with the Buyer in any other reasonable arrangement designed to provide the Buyer the benefits of such Non-Assignable Assets, including enforcement at the cost and for the account of the Buyer of any and all rights of the Seller against any other party thereto arising out of the breach or cancellation thereof by such other party or otherwise, and to provide for the discharge of any Liability associated with any such Non-Assignable Asset to the extent such Liability constitutes an Assumed Liability. Upon the assignment of any such Non-Assignable Asset to the Buyer, it will be deemed to be a Purchased Asset for purposes of this French Asset Purchase Agreement.
5.2
At and after Closing and without further consideration therefor, (i) the Seller will execute and deliver to the Buyer such further instruments and certificates of conveyance and transfer as the Buyer may reasonably request in order to more effectively convey and transfer the Purchased Assets from the Seller to the Buyer and to put the Buyer in control of the French Business; (ii) the Buyer will execute, or will arrange the execution of, and deliver to the Seller, such further instruments and certificates of assumption, novation and release as the Seller may reasonably request in order to effectively make the Buyer responsible for all Assumed Liabilities and release the Seller therefrom to the fullest extent permitted under applicable Law; and (iii) each of the Parties will use commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this French Asset Purchase Agreement and consummate and make effective the transactions contemplated hereby. Without limiting the generality of the foregoing, to the extent that, following the Closing, the Buyer and the Seller mutually determine in good faith that any asset or Liability that was intended to be transferred pursuant to this French Asset Purchase Agreement was not transferred on the Closing Date (such asset or Liability, an "Omitted Asset" or "Omitted Liability," respectively), then, as applicable: (A) the Seller will promptly assign and transfer to the Buyer or its designated assignee, all right, title and interest in such Omitted Asset or (B) the Buyer will promptly assume such Omitted Liability and will thereafter pay, perform, discharge or otherwise satisfy such Omitted Liability in accordance with its terms. Upon execution of such assignment or assumption, the Omitted Asset or Omitted Liability, as applicable, will automatically and immediately be deemed to be included in and constitute a Purchased Asset or Assumed Liability, as applicable and without the need for any additional consideration, and any failure to deliver an Omitted Asset or assume an Assumed Liability at Closing will not, in and of itself, constitute a breach of this French Asset Purchase Agreement if and to the extent such omission is fully cured.

5.3
For the sake of clarity and pursuant to article 1327-2 of the French Civil Code (Code civil), the Parties expressly waive the joint and several liability (solidarité) for the payment of the Assumed Liabilities. As a consequence, the Buyer hereby irrevocably (i) accepts to bear all the Assumed Liabilities and release the Seller therefrom; and (ii) undertakes to hold harmless and indemnify the Seller on a euro for euro basis on an ongoing basis for any and all amounts paid by the Seller in connection with Assumed Liabilities.

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6	Employees
6.1
The Parties acknowledge and agree that the French Business constitutes an autonomous economic entity ("entité économique autonome") triggering the application of the provisions of article L. 1224-1 of the French Labour Code (Code du travail). As a result, the Parties acknowledge and agree that the transfer of the French Business constitutes a transfer of an undertaking within the meaning of French Law and that accordingly, the employment agreements of the employees employed in France who are wholly or mainly assigned at Closing Date to the French Business set out in Schedule 6.1 (the "Transferred Employees") shall be deemed automatically transferred upon Closing Date from the French Business and the Seller to the Buyer.

6.2
Schedule 6.1 hereto sets forth an accurate and up-to-date list of the Transferred Employees as at the date hereof. The list of Transferred Employees may be updated to include those employees who are added to the list by the Seller between the date of the Put Option Agreement and Closing Date as a result of a new hire relating to the French Business but exclude those who are removed from the list by the Seller between the date of the Put Option Agreement and Closing Date as a result of the exit of a Transferred Employee from the Seller's headcount, in each case with the prior agreement of the Buyer.

6.3	The Parties shall co-operate to produce a letter to be sent to the Transferred Employees before the Closing Date, informing them on the automatic transfer of their employment contracts to the Buyer in application of article L.1224-1 of the French Labour Code.
6.4	The Parties acknowledge and agree that the Transferred Employees will no longer be considered as employees of the Seller or the Sierra Entities on and after the Closing Date.
7	Condition Precedents
7.1	Conditions
The Closing is conditional upon satisfaction of the following conditions (the "Conditions"):
7.1.1
the Municipality of Issy-les-Moulineaux having expressly or tacitly waived its preemptive right in accordance with articles L.214-1 et seq. of the French Urban Code (Code de l'urbanisme) (the "Municipality Waiver"); and

7.1.2	the MAPA having become wholly unconditional in accordance with its terms.
7.2	The Buyer and the Seller may by agreement jointly waive in whole or in part the Condition set out in Clause 7.1.2.
7.3	Responsibility for Satisfaction
In connection with the Municipality Waiver, the Seller shall, at its own expense and under its own responsibility, make full and accurate filings with the Municipality of Issy-les-Moulineaux as promptly as practicable after the date hereof and in any case within five (5) Business Days from the date of this French Asset Purchase Agreement (to the extent not filed or submitted prior to the date of this French Asset Purchase Agreement) in order to obtain the Municipality Waiver as soon as possible.
7.4	Efforts to Consummate Transaction; Municipality Waiver
7.4.1	The Buyer and the Seller will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary
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or desirable under applicable Law to consummate the transfer of the French Business, including (i) preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect any filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) holding telephone or in-person meetings with Government Entities, including by way of a "courtesy" call and a follow up communication or visit to discuss any issues they may raise regarding the transactions contemplated hereby, and (iii) obtaining and maintaining all Permits, Orders and Municipality Waiver required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable, to consummate the transfer of the French Business. The Seller and the Buyer agree to execute and deliver such other documents, certificates, contracts, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transfer of the French Business.
7.4.2
In furtherance and not in limitation of the foregoing, each of Seller and the Buyer shall provide, or cause to be provided, to the Municipality of Issy-les-Moulineaux all information and documents that are desirable or are required or requested by the Municipality of Issy-les-Moulineaux, including by (i) filing any notification and report form and related material required under applicable Law as promptly as practicable after the date hereof, (ii) supplying as promptly as practicable any additional information and documentary material that may be requested by the Municipality of Issy-les-Moulineaux pursuant to applicable Law, and (iii) (x) filing or otherwise submitting (to the extent not filed or submitted prior to the date of this French Asset Purchase Agreement) with the Municipality of Issy-les-Moulineaux, all required documentation and information in respect of the Municipality Waiver, (y) retaining government relations advisors to assist with securing all Permits, Orders and Municipality Waiver required to be obtained from any Governmental Entity that are necessary or desirable to consummate the transfer of the French Business.

7.4.3
Each of the Seller and the Buyer shall cooperate reasonably with one another and keep the other Party reasonably informed of material matters relating to or in connection with the taking of the actions contemplated by this Clause 7.4.

7.4.4
Each of the Seller and the Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required or advisable, or any actions, consents, approvals or waivers are required or advisable to be obtained from parties to any material agreements, in connection with the transfer of the French Business and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers including giving the other Party an opportunity to review any filings and considering any comments provided by that Party in good faith.

7.4.5
No Party will take any action that would have the effect of delaying, impairing or impeding the receipt of the Municipality Waiver, or the lifting of an Order prohibiting the transfer of the French Business from Closing. For greater certainty, the Seller shall control and lead all communications and strategy in connection with obtaining the Municipality Waiver but shall consult with and consider in good faith the views of the Buyer. The Buyer shall offer commercially reasonable commitments to secure all Permits, Orders and Municipality Waiver required to be obtained from

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any Governmental Entity that are necessary to consummate the transfer of the French Business, which commitments shall be subject to the Closing taking place.
7.4.6
Nothing in this Clause 7.4 shall oblige a Party (a "disclosing Party") to provide any other Party (a "receiving Party") with any confidential or commercially sensitive information relating to such disclosing Party, its Affiliates, or their respective businesses, except to the extent reasonably required by any Government Entity in order to obtain Municipality Waiver that are necessary to consummate transfer of the French Business. In this respect, any commercially sensitive information relating to the disclosing Party or its respective Affiliates will be communicated to external counsel that the receiving Party appoints for that purpose, and on the basis that such commercially sensitive information is redacted from copies of all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents provided to the receiving Party.

8	Representations
8.1	Seller's books — Review
8.1.1
The Buyer hereby acknowledges that the Seller has made available to the Buyer for its review and analysis, pursuant to the provisions of article L. 141-2 of the French Commercial Code (Code de commerce), all Buyer's accounting records relating to the French Business including Business Books and Records.

8.1.2
Without limitation to the obligations in the MAPA, the Seller undertakes to keep available for inspection by the Buyer during ten (10) years from Closing Date, all such books of accounts, ledgers and records relating to the operation of the French Business until the Closing Date including Business Books and Records.

8.1.3
The Buyer acknowledges that the French Business is not the sole business of the Seller, and that the Seller does not hold separate bookkeeping or prepare separate accounting statements for the French Business.

8.2	No further representations and warranties
8.2.1
The Parties acknowledge and agree that the present transaction is subject to the representations set forth in articles Ill, IV, V and VII of the MAPA and the sole representations set forth in this Clause 8 and Clause 10.1, and that no further representations and warranties has been provided hereunder. In particular, to the fullest extent permissible, the Parties irrevocably waive any legal warranties (garanties légales), in particular those provided under articles 1625 et seq. of the French Civil Code (Code civil).

8.2.2
The Seller shall not bring any claim (including in relation to any of the Purchased Asset or any Assumed Liability) against the Buyer in respect of or based upon this French Asset Purchase Agreement (save to the extent necessary to implement the transfer of the French Business in accordance with this French Asset Purchase Agreement); any such claim should be made based upon and pursuant to the sole provisions of the MAPA. To the extent that the Seller does bring a claim in breach of this Clause, the Seller shall indemnify the Buyer against all Losses which the Buyer may suffer through or arising from the bringing of such a claim.

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8.2.3
The Buyer shall not bring any claim (including in relation to any of the Purchased Asset or any Assumed Liability) against the Seller in respect of or based upon this French Asset Purchase Agreement (save to the extent necessary to implement the transfer of the French Business in accordance with this French Asset Purchase Agreement); any such claim should be made based upon and pursuant to the sole provisions of the MAPA. To the extent that the Buyer does bring a claim in breach of this Clause, the Buyer shall indemnify the Seller against all Losses which the Seller may suffer through or arising from the bringing of such a claim.

8.2.4
For the avoidance of doubt, other than as provided for in Clause 11.7, the Parties expressly agree that any controversy, dispute or claim arising out of or relating to this French Asset Purchase Agreement, including in respect of any breach under this French Asset Purchase Agreement, or the transactions contemplated hereby shall be subject to the procedures and terms set forth in the MAPA.

9	Access and Information
9.1
From the date hereof to the Closing, and subject to the restrictions set forth in the Confidentiality Agreement (as defined below), the Seller shall permit the Buyer and its Representatives to have reasonable access, during regular business hours, to the properties, equipment, books and records to the extent relating to the French Business (including onsite visits at the Flex facility) as the Buyer may reasonably request, provided, that the Buyer and its Representatives shall conduct such activities in a manner that does not interfere unreasonably with the operations of the Seller. All information provided or obtained pursuant to the foregoing shall be held by the Buyer in accordance with and subject to the terms of the Amended and Restated Confidentiality Agreement, dated March 10, 2020, between Sierra Wireless Inc. and Fibocom Wireless Inc. (the "Confidentiality Agreement"), which shall survive in full until the Closing or, if later, until it expires pursuant to the terms thereof. The Buyer agrees that the provisions of the Confidentiality Agreement will apply to any properties, books, records, data, documents and other information relating to the French Business and the Seller provided to the Buyer or its Affiliates or any of their respective advisers or employees pursuant to this French Asset Purchase Agreement.

9.2
Following the Closing, the Buyer will give the Seller reasonable access during the Buyer's regular business hours upon reasonable advance notice and under reasonable circumstances to the books, records and personnel of the French Business transferred to the Buyer to the extent necessary for the preparation of financial statements, regulatory filings or Tax returns of the Seller or its Affiliates in respect of periods ending on or prior to Closing, or in connection with any claim in respect thereto (to the extent the above information is reasonably necessary for a defense against such claim); provided, that such access shall be subject to the terms of a confidentiality agreement with customary provisions to be entered into between the Seller and the Buyer prior to the provision of such books and records, and the Seller may retain confidentially and use one copy of the books, records and other information of the French Business transferred to the Buyer solely for the purpose of any dispute (including with a third party) related to AECM Products, the Purchased Assets, the Assumed Liabilities, the Excluded Assets, the Excluded Liabilities or this French Asset Purchase Agreement. The Seller shall be entitled, at its sole cost and expense, to make copies of the books and records to which it is entitled to access pursuant to this Clause 9.2.

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9.3
Following the Closing, the Seller will give the Buyer reasonable access during the Seller's regular business hours upon reasonable advance notice and under reasonable circumstances to the books and records related to the French Business but retained by the Seller and to the personnel with knowledge thereof to the extent necessary for the preparation of financial statements, regulatory filings or Tax returns of the Buyer or its Affiliates, or in connection with any claim in respect thereto (to the extent the above information is reasonably necessary for a defense against such claim); provided, that such access shall be subject to the terms of a confidentiality agreement with customary provisions to be entered into between the Seller and the Buyer prior to the provision of such books and records. The Buyer shall be entitled, at its sole cost and expense, to make copies of the books and records to which it is entitled to access pursuant to this Clause 9.3.

9.4
The Buyer shall preserve and keep the Tax and other material books and records held by such Persons relating to the French Business until the later of (i) seven (7) years from the Closing Date (or longer if required by applicable Law) and (ii) if such books and records relate to Taxes, until a Taxing Authority is no longer entitled to assess or reassess the Seller and its Affiliates with respect to the period to which such records relate, and shall make such records and personnel available to the Seller, as may be reasonably required by the Seller in connection with, among other things, any insurance claims by the Seller or any Legal Proceedings or Tax audits against or governmental investigations of the Seller, any of its Affiliates or any of their respective employees.

9.5
The Seller shall preserve and keep the Tax and other material books and records held by such Persons after the Closing and relating to the French Business until the later of (i) seven (7) years from the Closing Date (or longer if required by applicable Law) and (ii) if such books and records relate to Taxes, until a Taxing Authority is no longer entitled to assess or reassess the Buyer with respect to the period to which such records relate, and shall make such records and personnel available to the Buyer, as may be required by the Buyer in connection with, among other things, any insurance claims by the Buyer or any Legal Proceedings or Tax audits against or governmental investigations of the Buyer, its Affiliates or any of their respective employees.

10	Tax Provisions
10.1	Mandatory tax representation
10.1.1
Each of the Seller and the Buyer represents, in accordance with article 850 of the French Tax Code (Code général des impôts), under the sanctions set out in article 1837 of the French Tax Code (Code général des impôts), that this French Asset Purchase Agreement discloses the full price for the French Business.

10.1.2
Each Party acknowledges that they have been informed of the penalties which may be incurred in the event of the inaccuracy of the foregoing representation and further represent that this French Asset Purchase Agreement is not amended or supplemented in any respect by any side agreement providing for a higher purchase price of the French Business.

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10.2	Transfer taxes
10.2.1
The Parties agree that the sale and transfer of the French Business shall be subject to the registration duties provided by Article 719 of the French Tax Code (Code Général des Impôts). The registration duties payable in connection with the execution of this French Asset Purchase Agreement shall be borne by the Buyer, the latter carrying-out all required formalities with the competent authorities within thirty (30) days of the Closing Date (see also Clause 11.2.2). The Buyer will provide the Seller with evidence that Reiterative Act has duly been registered with competent French Tax authorities and effective payment of transfer duties.

10.2.2
The Parties agree that the Buyer shall only bear the registration duties as provided under Clause 10.2.1 and the French VAT as provided under Clause 10.3 in connection with the execution of the Reiterative Act.

10.3	VAT
10.3.1
The Parties acknowledge that this French Asset Purchase Agreement corresponds to a transfer of a universality of assets or part thereof and that it is subject to the French VAT relief provided for by Article 257 bis of the French tax code (Code Général des Impôts).

10.3.2
The Buyer carries on the Person of the Seller and commits itself to adjust, if need be, the VAT on these assets as the Seller would have been liable to if he had carried on the French Business. The Parties will report the amount of the transaction contemplated hereby in line 05 of their respective French VAT return corresponding to the period during which the Closing took place.

11	Miscellaneous
11.1	MAPA
11.1.1
The Parties hereto declare and acknowledge that they are perfectly aware of the terms of the MAPA and recognize that this French Asset Purchase Agreement is intended as a local agreement for the purposes of implementing the MAPA with respect to the French Business and complying with the articles L. 141-1 et seq of the French Commercial Code (Code de commerce).

11.1.2
This French Asset Purchase Agreement and the transfer of the French Business contemplated herein do not enlarge, restrict, amend or otherwise modify in any way the terms and conditions of the MAPA, or constitute a waiver or release by any party to the MAPA of any liabilities, duties or obligations imposed thereby. In the event of a conflict between the terms of this French Asset Purchase Agreement and terms of the MAPA, the terms of the MAPA shall prevail to the full extent permitted by applicable Law.

11.2	Formalities
11.2.1
The Buyer shall publish the Reiterative Act within fifteen (15) days as from its execution date by way of a notice inserted in a French newspaper duly authorised for legal announcements (journal d'annonces légales). The Buyer shall organise through the competent Trade and Companies Registry/Registries (greffe compétent/greffes compétents) the insertion of a notice relating to the transfer of

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the French Business in the French Civil and Commercial Announcements Official Bulletin (BODACC). Relating reasonable expenses shall be incurred by the Buyer.
11.2.2
The Buyer shall carry out the Tax registration of this French Asset Purchase Agreement required by article 719 of the French Tax Code (Code general des impôts), within one month from its date by filing the Reiterative Act. The Buyer shall provide a draft of the Tax registration to Seller for review prior to the Tax registration contemplated in this Clause 11.2.2. Any disputes related to this Clause 11.2.2. shall be governed by the procedures in Article IX of the MAPA. The Buyer shall pay the related expenses and Taxes and provide the Seller with a registered copy of the Reiterative Act.

11.2.3
The Parties are reminded that pursuant to article 201 of the French Tax Code (Code general des impôts), the Seller shall notify the French Tax authorities of the transfer of the French Business within a period of forty five (45) days starting on the date on which the transfer is published in a legal announcement journal (journal d'annonces légales), in accordance with article L. 141-12 of the French Commercial Code (Code de commerce), informing them of the date on which it took effect and providing them with any other information required, and in particular the Buyer's corporate name and headquarters (this declaration shall trigger the time limit referred to in article 1684 of the French Tax Code (Code general des impôts)). In case of change of operator with respect to French Business Tax on premises ("Cotisation Foncière des Entreprises"), specific Tax form would have to be submitted to French Tax authorities before 1St January 2021. Notice will also be given by the Buyer to URSSAF (Union de Recouvrement des Cotisations de Securité Sociale et d'Allocations Familiales) in the place where the French Business is located.

11.2.4
If necessary, the Buyer shall notify (i) the National Commission for Informatics and Freedoms (Commission Nationale de l'Informatique et des Libertes — CNIL) of any changes in the treatment of personal data resulting from the transfer of the French Business and (ii) the Institut National de la Propriété Industrielle (INPI) of any changes to the Intellectual Property rights held by the Seller resulting from the transfer of the French Business.

11.3	Expenses
Except as otherwise specifically provided for in this French Asset Purchase Agreement, the Seller, on the one hand, and the Buyer, on the other hand, shall bear their respective expenses, costs and fees (including attorneys', auditors' and financing fees, if any) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this French Asset Purchase Agreement and compliance herewith, whether or not the transactions contemplated hereby are consummated.
11.4
Further ActionsEach Party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other Party to consummate or implement the transactions contemplated hereby.

11.5	Notices
11.5.1	All notices, requests, demands, waivers and other communications required or permitted to be given under this French Asset Purchase Agreement shall be in
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writing and shall be deemed to have been duly given if (a) delivered personally, (b) sent by next-day or overnight mail or delivery or (c) sent by fax or electronic mail, as follows:
(i)	if to the Seller:
Sierra Wireless S.A.
Attention:	[Redacted]
Address:	24 Boulevard des Iles, 92441 Issy-les Moulineaux Cedex, France
E-mail:	[Redacted]
Facsimile:	01 46 29 08 08

with a copy to:

Sierra Wireless, Inc.
Attention:	General Counsel
Address:	13811 Wireless Way, Richmond, British Columbia V6V 3A4, Canada
E-mail:	[Redacted]
Facsimile:	(604) 231-1103

Blake, Cassels & Graydon LLP
Attention:	Troy Lehman
Address:	Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia V7X 1L3, Canada
E-mail:	troy.lehman@blakes.com
Telephone:	604-631-4243

(ii)	if to the Buyer:

Attention:	[Redacted]
Address:	Room 1901, 19/F, Lee Garden one, 33 Hysan Avenue, Causeway Bay, Hong Kong
E-mail:	[Redacted]
Facsimile:	0086-755-26887626

with a copy to:

c/o Fibocom Wireless, Inc.
Attention:	[Redacted]
Address:	#501, 5th Floor Tower A, Technology Building II, 1057 Nanhai Avenue, Shenzhen, China
E-mail:	[Redacted]
Facsimile:	0086-755-26887626

Osier, Hoskin & Harcourt LLP
Attention:	Marc Kushner
Address:	620 8th Avenue, Suite 3600, New York, New York 10018, USA
E-mail:	mkushner@osler.com
Telephone:	212-991-2518

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or, in each case, at such other address, fax number or e-mail address as may be specified in writing to the other Parties hereto.
11.5.2
All such notices, requests, demands, waivers and other communications shall be deemed to have been received (x) if by personal delivery, on the day of such delivery, (y) if by next-day or overnight mail or delivery, on the day delivered or (z) if by fax or electronic mail, on the day of delivery if sent by 5:00 PM CET on a Business Day, or on the first Business Day following the day of delivery if sent after 5:00 PM CET on a Business Day or on a day other than a Business Day.

11.6	Assignment; Successors
The provisions of this French Asset Purchase Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided that the Parties may not assign, delegate or otherwise transfer any of their rights or obligations under this French Asset Purchase Agreement without the consent of each other Party hereto; provided further, that the Buyer may assign and/or delegate all or any portion of its rights or obligations under this French Asset Purchase Agreement to one or more of its Subsidiaries ("Additional Buyers") of Shenzhen Rolling Wireless Technology Co., Ltd. organized in Hong Kong, Luxembourg or France prior to the Closing Date, to the extent it will not delay the Closing, but no such assignment or delegation shall relieve the Buyer of any of its obligations hereunder and in such case, each Additional Buyer shall become a party to and be bound by this French Asset Purchase Agreement (unless the Parties agree otherwise) and the rights and obligations of the Buyer and each Additional Buyer shall be joint and several under this French Purchase Asset Agreement (whether or not the Additional Buyer was consented to by the Seller). In the event of a permitted assignment under this Clause 11.6, the Parties agree to enter into any additional documents or agreements on substantially similar terms as set forth in this French Asset Purchase Agreement for the principal purpose of conveyance of the Purchased Assets or assumption of the Assumed Liabilities, as may be requested by the Buyer.
11.7	Amendment; Waivers, Specific Performance
11.7.1
No amendment, modification or discharge of this French Asset Purchase Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by each of the Parties. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by any of the Parties of a breach of or a default under any of the provisions of this French Asset Purchase Agreement or the failure to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at law or in equity.

11.7.2
The Parties hereby agree that irreparable damage would occur in the event that any provision of this French Asset Purchase Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that prior to or at the Closing in the event of any breach or threatened breach by the Seller, on the

26

one hand, or the Buyer, on the other hand, of any of their respective covenants or obligations set forth in this French Asset Purchase Agreement, the Seller, on the one hand, and the Buyer, on the other hand, shall be entitled to interim relief under the ICC Rules to prevent or restrain breaches or threatened breaches of this French Asset Purchase Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this French Asset Purchase Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this French Asset Purchase Agreement, and this right shall include the right of the Seller or the Buyer to cause the transactions contemplated hereby to be consummated. The Parties further agree that by seeking the remedies provided for in this Clause 11.7.2, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this French Asset Purchase Agreement in the event that this French Asset Purchase Agreement has been terminated or in the event that the remedies provided for in this Clause 11.7.2 are not available or otherwise are not granted. Each Party further acknowledges and agrees that any specific performance action (execution forcée en nature) in respect of this French Asset Purchase Agreement will constitute a balanced course of action falling outside the "manifest disproportion" exclusion contained in article 1221 of the French Civil Code (Code civil).
11.8	Entire Agreement
This French Asset Purchase Agreement (including the Schedules to this French Asset Purchase Agreement), the Confidentiality Agreement, the MAPA and the other Related Documents (as defined in the MAPA) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
11.9	Severability
If any provision, including any phrase, sentence, clause, section or subsection, of this French Asset Purchase Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.
11.10	Headings
The headings contained in this French Asset Purchase Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this French Asset Purchase Agreement.
11.11	No Third Party Beneficiaries
Nothing in this French Asset Purchase Agreement shall confer any rights upon any Person or entity other than the Parties and their respective successors and permitted assigns.
11.12	Negotiation of Agreement — No Hardship
11.12.1	Each Party acknowledges that it has had full ability to negotiate the terms of this French Asset Purchase Agreement and to that purpose received independent legal advice.
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11.12.2
Pursuant to article 1195 of the French Civil Code (Code civil), each Party accepts to bear all future liabilities and risks (including unforeseeable as of the date hereof) resulting from the terms and conditions of this French Asset Purchase Agreement and accordingly irrevocably waives any right it may have under said article.

11.13	Governing Law
This French Asset Purchase Agreement and any contractual rights and obligations arising out of or in connection therewith shall be governed by, and construed in accordance with, the laws of France (excluding conflict of laws rules).
11.14	Dispute Resolution
11.14.1
Unless otherwise provided by Law, any and all disputes or controversies arising under this French Asset Purchase Agreement ("Dispute") shall be referred to and finally settled through Arbitration to be administrated by the ICC, according to the Rules in force on the date of the request for arbitration, except for any changes set forth herein, or by mutual agreement by the Parties. The Rules' provisions related to the emergency arbitrator shall not apply.

11.14.2
The arbitral tribunal shall be conducted by three independent arbitrators (the "Arbitrators"), selected by the mutual written agreement of the Parties or, if the Parties cannot so agree within ten (10) Business Days of the request for arbitration, selected by the ICC in accordance with the Rules.

11.14.3
The seat of arbitration shall be in Vancouver, British Columbia, where the arbitration award shall be rendered. The arbitration shall be conducted in English. The Arbitrators shall apply the choice of law provided under Clause 11.13.

11.14.4
The Arbitrators shall have the authority to grant urgent, interim and permanent measures deemed appropriate, including orders for the specific performance of the obligations set forth herein. Any order, decision, determination or award rendered by the Arbitrators shall be final, compulsory and legally binding on the parties and their successors, and may be entered and enforced in any court having jurisdiction thereof or having jurisdiction over the relevant party and/or any of its assets.

11.14.5
The arbitral award shall allocate to the losing party, or to both parties in the proportion of their relative failure on their claims and counterclaims, the arbitration costs and expenses, including reasonable attorneys' fees.

11.14.6
The Parties undertake to not disclose (and not allow the disclosure of) any information that they become aware of or any documents presented in the arbitration that are not otherwise of public domain, any evidence or materials produced in arbitration or any decisions rendered in arbitration, unless and to the extent that (i) disclosure is required by Law or regulation, (ii) disclosure is requested by a judicial or governmental order; or (iii) the information become public by any other means not related to the Parties or their Affiliates. Any and all controversies related to the confidentiality obligations set forth herein shall be finally settled by the Arbitrators.

11.14.7
If one or more Disputes arise under this French Asset Purchase Agreement, then any or all such Disputes may be brought into a single arbitration. For this purpose, the ICC shall, upon request by any of the parties consolidate the arbitral proceeding with any other pending arbitration that involves the resolution of

28

Disputes arising under this French Asset Purchase, in accordance with the Rules. The ICC decision on the consolidation shall be final and binding upon the parties to all proceedings.
11.15	Waiver of Punitive and Other Damages
11.15.1
The Parties expressly waive and forego any right to recover punitive, exemplary or similar damages in any Legal Proceeding or indemnification claim arising out of or resulting from any controversy or claim arising out of or relating to this French Asset Purchase Agreement or the transactions contemplated hereby.

11.15.2
Each Party acknowledges and agrees that any controversy which may arise under this French Asset Purchase Agreement is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any dispute or any litigation directly or indirectly arising out of or relating to this French Asset Purchase Agreement or the transactions contemplated hereby.

11.15.3
Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of the foregoing waivers, (ii) it understands and has considered the implications of such waivers, (iii) it makes such waivers voluntarily, and (iv) it has been induced to enter into this French Purchase Asset Agreement by, among other things, the mutual waivers and certifications in this Clause 11.15.

11.16	Electronic signature
11.16.1
The Parties agree hereby that each of them may execute this French Asset Purchase Agreement by affixing an electronic signature on the DocuSign platform and acknowledge that this electronic signature will have the same legal value as a handwritten signature.

11.16.2
The Parties expressly agree that the French Asset Purchase Agreement signed electronically constitutes the original document, that it is drawn up and will be kept in such a way as to guarantee its integrity and that it is perfectly valid as between them.

11.16.3
The Parties acknowledge that the French Asset Purchase Agreement signed electronically constitutes a literal proof within the meaning of Article 1366 of the French Civil Code (Code civil) and has the same evidentiary value as a hard copy of a written document and may be validly enforced against them. Consequently, the electronically signed French Asset Purchase Agreement shall constitute proof of the content of such French Asset Purchase Agreement, of the identity of the signatories and of their consent to be bound by the rights and obligations arising under such French Asset Purchase Agreement.

11.16.4
The Parties agree that the electronic dispatch by DocuSign of the French Asset Purchase Agreement which has been signed electronically shall constitute evidence as between the Parties of the existence, content, dispatch, integrity, time stamping, and receipt of the French Asset Purchase Agreement electronically signed by the Parties.

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11.16.5
The Parties undertake hereby not to challenge the admissibility, enforceability or probative force of the French Asset Purchase Agreement or its content on the ground that it has been signed electronically.

11.16.6
The Parties irrevocably waive all recourse, actions, requests and claims against the drafters of this French Asset Purchase Agreement with respect to the electronic signature of the French Asset Purchase Agreement and its consequences.

[The remainder of this page is intentionally left blank]

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SIGNED by
Name: [●]
Title: [●]
For and on behalf of Sierra Wireless S.A.

31

SIGNED by
Name: [●]
Title: [●]
For and on behalf of Rolling Wireless (H.K.) Limited

32

List of Schedules
Schedule 1.1	Permitted Liens
Schedule 2.1.1(iv)	Assigned Contracts
Schedule 2.1.1(v)	Equipment
Schedule 2.1.1(vii)	Other Intellectual Property
Schedule 2.1.1(vii)	Permits
Schedule 6.1	Transferred Employees

Schedule 1.1
Permitted Liens
[SCHEDULE LEFT BLANK ON PURPOSE]

Schedule 2.1.1(1v)
Assigned Contracts
[Assigned Contracts Redacted]

Schedule 2.1.1(v)
Equipment
[France Fixed Assets, R&D equipment Redacted]

Schedule 2.1.1(vii)
Other Intellectual Property
1	Hardware designs for the AECM Products

Schedule 2.1.1(vii)
Permits
[SCHEDULE LEFT BLANK ON PURPOSE]

Schedule 6.1
Transferred Employees
[Transferred Employees Redacted]

Schedule 2
Form of Exercise Notice
[On the letterhead paper of Sierra Wireless SA]
[Date]
To:	[Name]

[Address]

Attention: [●]

STRICTLY PRIVATE AND CONFIDENTIAL

Project Shasta - Exercise Notice

Dear Sirs
Reference is made to the agreement executed by you and us dated 23 July 2020 with respect to the Transaction (the "Put Option Agreement").
Capitalised terms and expressions used and not otherwise defined herein shall have the meaning ascribed to them in the Put Option Agreement.
This is the Exercise Notice referred to in paragraph 1.4 of the Put Option Agreement. We hereby:
-
confirm that, pursuant to paragraph 3 of the Put Option Agreement, the Works Council has been duly and timely informed and consulted in connection with the contemplated Transaction and has issued an [express ([positive]/[negative]) [implied] opinion with respect to the contemplated Transaction as documented by duly signed minutes of the meeting held on [•] 2020, a copy of which is attached hereto as Schedule 1. Therefore the Consultation Process shall be deemed to have been completed in relation to the contemplated Transaction; and

-	irrevocably and unconditionally exercise the Put Option.
This Exercise Notice is governed by and shall be construed in accordance with French law.
1

All disputes arising out of or in connection with this Exercise Notice (including without limitation with respect to its signature, validity, performance, interpretation, termination and post-termination obligations hereof and any non-contractual obligation arising out of or in connection with this Exercise Notice) shall be submitted to the exclusive jurisdiction of the Commercial Court (Tribunal de commerce) of Paris.
Yours faithfully,

Sierra Wireless SA
By:

2

EXHIBIT D
FORM OF IP LICENSE AGREEMENT

LICENSE AGREEMENT
THIS LICENSE AGREEMENT (this "Agreement") is made as of [e], 2020 (the "Effective Date") among Rolling Wireless (H.K.) Limited, a Hong Kong corporation (the "Buyer") and Sierra Wireless, Inc., a Canadian corporation ("Sierra"), Sierra Wireless America, Inc., a Delaware corporation ("Sierra US"), Sierra Wireless S.A., a French Société Anonyme ("Sierra France" and together with Sierra and Sierra US, the "Licensors" and each a "Licensor"). Each of Buyer, on the one hand, and Licensors, on the other hand, a "Party" and together, the "Parties".
RECITALS
A.
Buyer and Sellers are parties to that certain Master Asset Purchase Agreement dated as of July 23, 2020 (the "MAPA"), pursuant to which Sellers have agreed to sell to Buyer and Buyer has agreed to purchase from Sellers, the Business.

B.
As a condition and inducement for the Parties' willingness to consummate the transactions contemplated by the MAPA, Buyer and Licensors are entering into this Agreement for the purpose of licensing the Licensed Patents, Licensed Other IP and Licensed Trademarks.

NOW THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.
ARTICLE 1
INTERPRETATION
1.1          Definitions. Capitalized terms used herein, but not otherwise defined herein, will have the meaning given to them in the MAPA. Words or abbreviations that have well known technical industry or trade meanings and are not otherwise defined herein or in the MAPA are used in accordance with their recognized meanings. In this Agreement:
(a)
"Legato Solution" means the Licensors' Linux-based embedded platform solution, including the open source versions, designed to simplify IoT application development and all related source code, object code, binaries, libraries, documentation, test scripts, sample code, owned, or purported to be owned, by Licensors or its Affiliates as of the date hereof.

(b)
"Licensed Field" means the design, development, manufacture, testing, marketing, supporting, distributing, certification, and selling of automotive grade cellular wireless embedded modules that are incorporated (or intended to be, or to knowledge of Buyer or sublicensee, as applicable, will be incorporated) into electronic systems by or for (directly or indirectly, including through a Tier 1 supplier or customer) automotive original equipment manufacturers.

(c)
"Licensed Other IP" means the Intellectual Property (i) listed on Schedule B (Licensed Other IP), (ii) related to all source code, object code, build scripts, test scripts, specifications, files (including configuration files), records, data, guides, documentations (including architecture diagrams and design documents), and other similar materials related to or that specify the designs of the AECM Products as of the Effective Date; (iii) related to the design, development, manufacture, testing, marketing, supporting, distributing, selling, marketing or certification of the AECM Products, but not otherwise required to be assigned and transferred to Buyer under the MAPA, whether or not listed in Schedule B (Licensed Other IP); other than in all cases (x) patents and applications therefor and all other rights corresponding thereto ("Patents"), and (y) trade names, logos, common law trademarks and service marks and trademark and service mark registrations, and related goodwill and applications therefor ("Trademarks").
(d)
"Licensed Patents" means all Patents listed on Schedule A ("Existing Licensor Patents") and (i) any Patent that claims priority from any of the Existing Licensor Patents, (ii) any Patent that is a continuation, continuation in part (but only to the extent of any claims therein that are entitled to claim priority from any of the Existing Licensor Patents), divisional or reissue, of any Existing Licensor Patents or linked to any other Existing Licensor Patents by a terminal disclaimer, and (iii) any foreign counterpart of any Existing Licensor Patents.

(e)	"Licensed Trademarks" means all Trademarks listed on Schedule C (Licensed Trademarks).
(f)
"Patent Challenge" means challenging in any way, in a legal or administrative proceeding, the patentability, enforceability, validity, inventorship or scope of any of the Licensed Patents anywhere in the world.

(g)
"Subsidiaries" means, with respect to any Person, a Person that directly or indirectly through one or more intermediaries is controlled by such Person, where "controlled" means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

1.2          Construction. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement. In this Agreement, words importing the singular number only include the plural and vice versa and words importing any gender include all genders. The word "including" means "including without limitation". A definition applies to other forms of the word. Except where otherwise expressly provided, all references to currency herein are to the lawful money of the United States.

1.3          Schedules. All of the following Schedules to this Agreement are incorporated by reference and form part of this Agreement:
Schedule A     —     Licensed Patents
Schedule B     —     Licensed Other IP
Schedule C     —     Licensed Trademarks
ARTICLE 2
PATENT LICENSE
2.1          License. Subject to the terms and conditions of this Agreement, Licensors hereby grant to Buyer a non-exclusive, non-transferable (except as set out in Section 7.9), sublicensable (subject to Section 2.2), worldwide, fully-paid, royalty-free, irrevocable (subject to Article 6) license under the Licensed Patents to use, make, have made, sell, offer for sale, import and otherwise commercialize or exploit any products and services of Buyer and its Subsidiaries, and to use any process of the Buyer and its Subsidiaries, solely in the Licensed Field. The licenses set out in this Section 2.1 will expire, with respect to each individual Licensed Patent, upon the expiration of the term of each such Licensed Patent.
2.2          Sublicenses. Buyer may exercise the right to sublicense the licenses granted in Section 2.1, solely in the Licensed Field, to (a) any of its Subsidiaries (for so long as such Subsidiaries remain Subsidiaries); (b) third parties solely for the purpose of providing services in the Licensed Field on behalf of Buyer or its Subsidiaries (for so long as such Subsidiaries remain Subsidiaries); (c) customers in connection with such customers' own use of the finished products and services of Buyer or its Subsidiaries (for so long as such Subsidiaries remain Subsidiaries) in the Licensed Field (together with the customers set out in 3.2(c), the "Customer Sublicensees"). Buyer will have its sublicensees covenant (with Licensors named as intended third-party beneficiaries thereunder) to not challenge, or cause, support, encourage or otherwise assist any other person in a Patent Challenge.
2.3          No Other Rights; Retained Ownership. Notwithstanding anything to the contrary, this Agreement grants Buyer no right or license under any Licensed Patents except as expressly set out in this Article 2, whether by implication, estoppel or otherwise. For avoidance of doubt, under this Agreement Licensors retain sole ownership of the Intellectual Property rights in the Licensed Patents, including, subject to Section 5.4 (Cooperation to Enforce Intellectual Property Rights) the right (but not the obligation) to enforce the Licensed Patents in their sole discretion.
ARTICLE 3
OTHER IP LICENSE
3.1          License. Subject to the terms and conditions of this Agreement, Licensors hereby grants to Buyer a non-exclusive (except as set out in Section 5.4), non-transferable (except as set out in Section 7.9), sublicensable (subject to Section 3.2), worldwide, fully-paid, royalty-free, irrevocable (subject to Article 6) license to the Licensed Other IP to use, create derivative works of, modify, copy, reproduce, distribute, perform, and display the Licensed Other IP for the purposes of using, designing, developing, making, testing, marketing, supporting, repairing, updating, distributing, manufacturing, certifying, selling and otherwise exploiting any products and services of Buyer solely in the Licensed Field.
3.2          Sublicenses. Buyer may exercise the right to sublicense the license granted in Section 3.1 solely in the Licensed Field, to (a) any of its Subsidiaries (for so long as such Subsidiaries remain Subsidiaries); (b) third parties for the purpose of providing services on behalf of Buyer or its Subsidiaries (for so long as such Subsidiaries remain Subsidiaries); (c) customers in connection with such customers' use of the products and services of Buyer or its Subsidiaries (for so long as such Subsidiaries remain Subsidiaries) in the Licensed Field, and (d) a Person not contemplated by (a), (b) or (c) above (a "Disclosed Sublicensee") and without a right to sublicense or transfer, subject to the following conditions: (i) Licensors are given written notice of the identity of the Disclosed Sublicensee, including business contact information, within three (3) Business Days of the grant of any such sublicense, and (ii) Buyer enters into a written agreement (a copy of which it will provide to Licensors upon Licensors' request) with the Disclosed Sublicensee (with Licensors named as intended third-party beneficiaries thereunder) pursuant to which the Disclosed Sublicensee acknowledges and agrees to be bound by all terms and conditions applicable to the Licensed Other IP under this Agreement. Buyer will be fully responsible for the compliance by such Disclosed Sublicensee with all terms and conditions applicable to the Licensed Other IP under this Agreement as if such Disclosed Sublicensee were Buyer and any breach of such terms and conditions by any Disclosed Sublicensee will be deemed to be a breach of this Agreement by Buyer.
3.3          Software. Except as set out in Schedule B (Licensed Other IP), the license granted in Section 3.1 includes, in respect of software, the right to use, modify (including preparing adaptations, translations, derivative works or having derivative works prepared), and reproduce in source code and object code form such software for the purposes of using, designing, developing, making, testing, marketing, supporting, repairing, updating, distributing, manufacturing, certifying, selling, and otherwise exploiting any products and services of Buyer solely in the Licensed Field.
3.4          Delivery of Licensed Other IP. The Licensors will promptly deliver a copy of all Licensed Other IP, existing as of the Effective Date, to the Buyer (to the extent the Buyer does not already have a copy thereof), which will include in respect of software that is Licensed Other IP, all source code, object code, build scripts, test scripts, specifications, files (including configuration files), records, data, guides, documentation (including architecture diagrams and design documents), and other similar materials existing as of the Effective Date sufficient for Buyer to perform its own support and maintenance, to fix bugs, and to make modifications, adaptions, translation or derivative works thereto. For greater clarity, Licensor will not be required to perform any file format conversions prior to delivery.

3.5          No Other Rights; Retained Ownership. Notwithstanding anything to the contrary, this Agreement grants Buyer no right or license under any Licensed Other IP except as expressly set out in this Article 3, whether by implication, estoppel or otherwise. For avoidance of doubt, under this Agreement: (a) Licensors retain sole ownership of the Intellectual Property rights in the Licensed Other IP, including the right (but not the obligation) to enforce the Licensed Other IP in their sole discretion in accordance with Section 5.4; and (b) Buyer retains sole ownership of all right, title and interest (including all intellectual property rights) in any and all modifications, translations, adaptations and derivative works to the Licensed Other IP (the "Buyer Developments") that it makes, or that is made on its behalf, including the right (but not the obligation) to enforce such intellectual property rights in its sole discretion in accordance with Section 5.45.
ARTICLE 4
TRADEMARK LICENSE
4.1          License. Subject to the terms and conditions of this Agreement, Licensors hereby grant to Buyer a worldwide, non-exclusive, non-transferable (except as set out in Section 7.9), worldwide, fully-paid, royalty-free license to use and reproduce the Licensed Trademarks during the applicable period set out in Schedule C for the purposes of labeling, certifying, marketing, distributing and selling: (a) with respect to the 'Legato' Trademark, Buyer's products and services within the Licensed Field or in connection with the software that is licensed through open source distribution by Licensors known as 'Legato' (which at the Effective Date, is located at legato.io); and (b) with respect to all other Licensed Trademark, AECM Products and related services existing as of the Closing Date (and not new products or services).
4.2          Restrictions. Licensors reserve all rights in the Licensed Trademarks not expressly granted herein. Buyer acknowledges Licensors' exclusive ownership of the Licensed Trademarks. All goodwill and benefits from Buyer's use of the Licensed Trademarks will automatically vest in Licensors. Buyer agrees not to take any action inconsistent with such ownership. Buyer will not use the Licensed Trademarks in a manner that will tarnish, blur, or dilute the quality associated with the Licensed Trademarks or the associated goodwill. Buyer's use of the Licensed Trademarks will comply with any trademark usage policies and guidelines developed, if any, pursuant to the Transition Services Agreement and provided to Buyer by Licensors. Upon request, Buyer will promptly provide Licensors with samples of materials that use or bear any Licensed Trademark for quality control purposes.
4.3          No Other Rights; Retained Ownership. Notwithstanding anything to the contrary, this Agreement grants Buyer no right or license under any Licensed Trademarks except as expressly set out in this Article 4, whether by implication, estoppel or otherwise. For avoidance of doubt, under this Agreement Licensors retain sole ownership of the Intellectual Property rights in the Licensed Trademarks, including the right (but not the obligation) to enforce the Licensed Trademarks in their sole discretion.

ARTICLE 5
ADDITIONAL OBLIGATIONS
5.1          Exclusivity On First Mount. Each Licensor will not, and will ensure that its Affiliates do not, directly or indirectly for the period ending six years from the Effective Date: (a) use, distribute, license, make available, or otherwise exploit the Licensed Other IP, within the Exclusive Licensed Field other than for the benefit of the Buyer in accordance with this Agreement; or (b) permit, assist or support or any third party to engage or attempt to engage in any activities described in clause (a). For the purposes of this Section 5.1, "Exclusive Licensed Field" means a subset of the Licensed Field that is limited to installation during automobile manufacturing (i.e. first mount) applications. Nothing in the foregoing will restrict the Licensors from (y) distributing or contributing software in connection with open source software projects, including Legato or (z) providing wireless connectivity and cloud services within the Exclusive Licensed Field, including the ability to perform professional services for or on behalf of customers to enable such customer's automotive grade cellular wireless embedded modules to operate with such wireless connectivity and cloud services.
5.2          Reservations. This Agreement grants no license or right, by implication or otherwise, to either Party, under any Intellectual Property rights now or hereafter or controlled by the other Party, except for licenses and rights expressly granted in this Agreement.
5.3          Further Assurances. From time to time following the Effective Date, each of the Parties hereto will, at the other Party's reasonable request and expense, execute and deliver such documents and other papers as may be required to carry into effect the licenses granted under this Agreement and deliver copies of any Technology licensed hereunder that the licensing Party inadvertently failed to deliver promptly after the Effective Date.
5.4          Cooperation in Enforcement of Intellectual Property Rights.
(a)
Each Licensor will promptly provide written notice to Buyer if it becomes aware of any actual or reasonably likely infringement, misappropriation, or legal challenge to any of the Licensed Patents, Licensed Trademarks or Licensed Other IP that could reasonably and adversely affect the licenses granted by such Licensor hereunder. Each Licensor will reasonably cooperate and share information, and will ensure that its Affiliates will reasonably cooperate and share information, with Buyer in the enforcement or defence of the Licensed Patents, Licensed Trademarks or Licensed Other IP arising from such events.

(b)
Subject to Section 5.4(a) above, Licensors will have the sole right, at their expense, to take any and all actions necessary or desirable to enforce (including by initiating, prosecuting and settling legal actions) or defend (including before patent and trademark offices and courts of competent jurisdiction) their rights in the Licensed Patents, Licensed Trademarks and Licensed Other IP; provided, however, that Licensors may not enter into any settlement admitting the invalidity or unenforceability of any of the Licensed Other IP without the prior written consent of Buyer, which consent will not be unreasonably withheld. With respect to any such enforcement in the Licensed Field (or any defense directly related to such enforcement in the Licensed Field), Buyer may request the right to control such action in the Licensed Field, at its sole expense, which Licensors may grant or reject in their sole discretion after consulting with the Buyer in good faith; provided, however, if Licensors do not grant Buyer such right, Buyer will have the right to participate, at its sole expense, in such action in the Licensed Field.
(c)
Buyer will have the sole right, at its expense, to take any and all actions necessary or desirable to enforce (including by initiating, prosecuting and settling legal actions) or defend (including before patent offices and courts of competent jurisdiction) its rights in the Buyer Developments.

(d)
In any action by a Party under this Section 5.4, each Party will consider in good faith the interests of the other Party in doing so, the other Party will reasonably assist such Party, upon request and at such Party's expense, in connection therewith, and the other Party will be joined in such legal proceeding or action as may be requested by such Party if the other Party is an indispensable or necessary party under applicable law.

5.5          Confidentiality. The Parties hereby expressly incorporate the provisions of the Confidentiality Agreement into this Agreement.
5.6          Marking. Buyer as a licensee will, and will cause its Subsidiaries and its sublicensees to, use commercially reasonable efforts consistent with its current practices to include any and all patent notices as are required by applicable law or are standard in the industry on any products (and associated written materials or packaging thereof), provided that: (i) such requirements has been communicated in advance by Licensors in writing with sufficient detail to comply with the foregoing; (ii) such products are covered by the Licensed Patents; and (iii) Buyer will have no obligation to include Patent notices for any Licensed Patents that Licensors did not so mark with such notices prior to the Effective Date.
5.7          General Disclaimer. Except as otherwise provided in the MAPA or this Agreement, and subject to the limitations in the MAPA, nothing contained in this Agreement will be construed as:
(a)	a warranty or representation by Licensors as to the validity, enforceability or scope of any Intellectual Property;
(b)
an agreement to bring or prosecute actions or suits against any third party for infringement of Intellectual Property rights or any other right, or conferring upon Buyer or any of its Subsidiaries any right to bring or prosecute actions or suits against any third party for infringement of Intellectual Property rights or any other right, except as expressly set out herein;

(c)	conferring upon Buyer or any of its Subsidiaries any right to use in advertising, publicity or otherwise any Trademarks, or any contraction, abbreviation or simulations thereof, of Licensors;

(d)	conferring upon Buyer or any of its Subsidiaries by implication, estoppel or otherwise, any license or other right except the licenses and rights expressly granted hereunder; or
(e)	an obligation to provide any technical information, know-how, consultation, technical services or other assistance or deliverables to Buyer.
5.8          Limited Access. Buyer will, at all times, limit access to Licensed Other IP (a) to those employees or subcontractors that (i) have an actual need to access such Licensed Other IP for purposes of activities within the Licensed Field, (ii) do not have any role in developing intellectual property, hardware, software or firmware with respect to products produced by or for Buyer or Fibocom Wireless Inc. or any of their Affiliates or successors that are competitive with Licensors' or their Affiliates' products and (iii) are informed and agree that the Licensed Other IP may only be used for activities within the Licensed Field; and (b) through commercially reasonable, physical, logical and technical measures to give effect to the foregoing. At Licensors request, have an officer of Buyer certify in writing that it has done so. Failure by Buyer or a the Disclosed Sublicensee to comply with this Section 5.8 will be deemed to be a material breach of this Agreement. Notwithstanding anything to the contrary and for greater certainty, this Section 5.8 will not apply to Customer Sublicensees.
5.9          Software Composition Analysis. For the period ending six years from the Effective Date (the "Audit Period"), Licensors will have the right, upon written request to Buyer, to require Buyer to promptly provide to a reputable third-party provider of software composition analysis services (that is mutually acceptable to the Parties, each acting reasonably, and is subject to customary confidentiality arrangements) a true and complete copy of the source code of the software (including firmware or embedded software) owned, licensed (subject to applicable third party rights in respect of such software and any obligations to applicable third party licensors) and used by Buyer or its Affiliate or Fibocom Wireless Inc or its Affiliates, in one or more products (as identified by Licensors) that are owned or controlled by them and sold or otherwise commercialized outside the Licensed Field to compare against a copy of the source code of any software licensed hereunder; provided that such analysis (a) will be at Licensor's expense (unless it discovers an infringing use); (b) will not permit Licensors to access the source code provided by Buyer; (c) may not be requested by Licensors more than [Frequency of allowable requests redacted] in the Audit Period); (d) may only be requested where the Licensors or their Affiliates have competitive products with those subject to such analysis. Buyer may terminate this Section 5.9 (without affecting the remainder of this Agreement) upon written notice from Buyer to the Licensors if (y) the Sellers are acquired (whether by merger, amalgamation, arrangement, asset or equity purchase or similar transaction) by any Person (or group of Persons acting together through one or more related transactions) that is one of Fibocom's Wireless Inc.'s top three competitors (a "Key Competitor"), or (z) this Agreement is assigned to a Key Competitor.
ARTICLE 6
TERM AND TERMINATION
6.1          Term. The term of this Agreement will commence on the Effective Date and continue thereafter until terminated in accordance with this Agreement.

6.2          Termination for Patent Challenge. Licensors may terminate this Agreement in the event that Buyer or any of its Affiliates, directly or indirectly, challenges or supports, or causes, any other person to challenge or support a Patent Challenge and fails to withdraw, or have withdrawn, such Patent Challenge within fifteen (15) days after notice from Licensors of the Patent Challenge setting out the basis for the notice in reasonable detail. Buyer will include in each sublicense agreement entered into with a sublicensee under which a sublicense to the Licensed Patents have been granted, a right of Buyer to terminate such sublicense if such sublicensee commences a Patent Challenge; and Licensee will terminate the sublicense, effective immediately upon written notice to the sublicensee, if the sublicensee commences a Patent Challenge. If a sublicensee commences a Patent Challenge and Buyer fails to terminate the applicable sublicense agreement, then Licensors may terminate such sublicense, effective immediately upon written notice to sublicense
6.3          Termination for Material Breach. Licensors may terminate this Agreement in the event of a material breach by Buyer of this Agreement if such breach is not cured within ninety (90) days after written notice from Licensors of the breach.
6.4          Termination for Bankruptcy. Licensors may terminate this Agreement upon notice to Buyer, to the extent permitted by law, upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings with respect to Buyer, or upon an assignment of a substantial portion of Buyer's assets for the benefit of its creditors; provided, however, that, in the case of any involuntary bankruptcy proceeding, such right to terminate will only become effective if Buyer consents to the involuntary bankruptcy or such proceeding is not dismissed within ninety (90) days after the filing thereof. Licensors will retain and may fully exercise all of their rights and elections under appliable bankruptcy and insolvency Laws.
6.5          Effect of Termination. Neither the expiration nor the earlier termination of this Agreement will release either of the Parties from any obligation or liability that accrued prior to the expiration or termination. For greater clarity, any sublicense granted by Buyer hereunder prior to the termination or expiration of this Agreement to Customer Sublicensees will survive such termination or expiration and any other sublicense granted by Buyer hereunder will concurrently terminate.
ARTICLE 7
MISCELLANEOUS.
7.1          Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
7.2          Dispute Resolution.
(a)
Any and all disputes or controversies arising under this Agreement (each a "Dispute") will be referred to and finally settled through Arbitration to be administrated by the ICC, according to the Rules in force on the date of the request for arbitration, except for any changes set forth herein, or by mutual agreement by the Parties. The Rules' provisions related to the emergency arbitrator will not apply.

(b)
The arbitral tribunal will be conducted by three independent arbitrators (the "Arbitrators"), selected by the mutual written agreement of the Parties or, if the Parties cannot so agree within 10 Business Days of the request for arbitration, selected by the ICC in accordance with the Rules.

(c)
The seat of arbitration will be in Vancouver, British Columbia where the arbitration award will be rendered. The arbitration will be conducted in English. The Arbitrators will apply the choice of law provided under Section 7.1.

(d)
The Arbitrators will have the authority to grant urgent, interim and permanent measures deemed appropriate, including orders for the specific performance of the obligations set forth herein. Any order, decision, determination or award rendered by the Arbitrators will be final, compulsory and legally binding on the parties and their successors, and may be entered and enforced in any court having jurisdiction thereof or having jurisdiction over the relevant party and/or any of its assets.

(e)
Nothing in the foregoing will limit or deny a Party the right to seek relief (including injunctive or other equitable relief) or remedies from a court of competent jurisdiction in connection with or related to any infringement, violation, misappropriation of any intellectual or proprietary rights of that Party, including in respect of the misuse of its Confidential Information.

7.3          Relationship Between the Parties. Nothing contained in this Agreement will be deemed or construed by the Parties hereto, or by any third party, to create the relationship of partnership or joint venture or a relationship of principal and agent, employer-employee, master-servant, or franchisor-franchisee between the Parties and no provision contained herein will be deemed to create any relationship between the Parties hereto other than the relationship of independent contractors.
7.4          Other Remedies. Except to the extent set out otherwise herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. It is accordingly agreed that the Parties will be entitled (in addition to any other remedy that may be available to them) to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction and that no Party will be required to provide any bond or other security in connection with or related to any such decree, order or injunction or in connection with or related to any related action.
7.5          Notices. All notices, requests, demands and other communications hereunder will be in writing and will be deemed to have been given: (a) when delivered personally, (b) the next Business Day, if sent by a nationally-recognized overnight delivery service (unless the records of the delivery service indicate otherwise), or (c) upon delivery if sent by electronic mail or facsimile during a Business Day (or on the next Business Day if sent by electronic mail or facsimile after the close of normal business hours or on a non-Business Day):

If to Sierra:
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia V6V 3A4
Canada
Attention: President and CEO
Facsimile: (604) 231-1103
with a copy (which will not constitute notice) to:
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
P.O. Box 49314
Vancouver, British Columbia V7X 1L3
Canada
Attention: Troy Lehman
Facsimile: (604) 631-3309
Email: troy.lehman@blakes.com
If to Buyer:
c/o Rolling Wireless (H.K) Limited
#Room 1901, 19/F, Lee Garden one, 33Hysan Avenue, Causeway Bay, Hong Kong
Attention: [Redacted]
Email: [Redacted]
Facsimile: 0086-755-26887626
with a copy (which will not constitute notice) to:
Osler, Hoskin & Harcourt LLP
620 8th Avenue, Suite 3600
New York, New York 10018
USA
Attention: Marc Kushner
Facsimile: 212-867-5802
Email: mkushner@osler.com
Any Party or other recipient may from time to time change its contact information for purposes of this Agreement, by giving notice of such change as provided herein.
7.6          Entire Agreement. This Agreement (which includes the Schedules) contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, oral or written, between the Parties. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.
7.7          Amendment and Waivers. This Agreement will not be amended except by a written agreement that: (a) is signed by the authorized signing representatives of each of the Parties; and (b) expressly states that it is intended to amend this Agreement. No waiver of any obligation or any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific obligation or breach waived. At Buyer's request, Licensors will, at each party's own cost and expense, expeditiously execute one or more amendments to this Agreement to remediate any gaps, deficiencies or omissions in respect of any Intellectual Property owned or purported to be owned by a Licensor or their Affiliates that is required or necessary to be remediated in order for Buyer or its Affiliates to operate the Business, including if any Intellectual Property has been omitted from Schedule B (Licensed Other IP).
7.8          Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either of the Parties.
7.9          Assignment; Binding Effect. Except as specifically permitted by the terms of this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties; provided, however, that either Party may, without the consent of the other Party hereto, assign this Agreement (a) to any of its majority-owned Subsidiaries so long as such Subsidiary remains majority-owned; (b) by operation of law; (c) in connection with or related to any merger, consolidation or sale of all or a significant portion of its assets or in connection with or related to any similar transaction; or (d) in the case of Buyer, acting reasonably, to a Person in order to comply with applicable Laws; provided, however, that in each case any assignment by a Party must include the transfer of all or substantially all of its assets to which this Agreement relates. This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 7.9 will be void.
7.10          Third Parties. Nothing herein expressed or implied is intended or will be construed to confer upon or give to any Person other than the Parties hereto and their permitted assigns, any rights or remedies under or by reason of this Agreement.
7.11          Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by that Party.
[Signature Page Follow]

EXECUTED by the Parties as of the Effective Date.
BUYER
ROLLING WIRELESS (H.K.) LIMITED

By:
Name:
Title:

LICENSORS
SIERRA WIRELESS INC.

By:
Name:
Title:

SIERRA WIRELESS AMERICA, INC.

By:
Name:
Title:

SIERRA WIRELESS S.A.

By:
Name:
Title:

[Signature Page to License Agreement]

SCHEDULE A
LICENSED PATENTS
[List of Licensed Patents Redacted]

SCHEDULE B
LICENSED OTHER IP
[List of Licensed Other IP Redacted]

SCHEDULE C
LICENSED TRADEMARKS
[List of Licensed Trademarks Redacted]

EXHIBIT E
FORM OF SHARE PURCHASE AGREEMENT

关于
司亚乐无线通讯科技（深圳）有限公司
Sierra Wireless Technology (Shenzhen) Ltd.
之
股权购买协议
Share Purchase Agreement
by and between
在以下两方之间
SIERRA WIRELESS, INC.
作为卖方
as the Seller
和
and
ROLLING WIRELESS (H.K.) LIMITED
作为买方
as the Buyer
2020年 月 日
Dated as of [口], 2020

本股权购买协议（简称”本协议”）由如下双方于2020年 月 日（简称”签 署日”）签署：
THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of [*], 2020, is made and entered into by and between:
A.	Sierra Wireless, Inc.，一家于加拿大注册成立的公司，公司编号 为【】（简称 “卖方”); 及
Sierra Wireless, Inc., a company incorporated in Canada with its company number of [*] (the “Seller”); and
B.	ROLLING WIRELESS (H.K.) LIMITED，一家于香港注册成立的公司，公司 注册证明书 (Certificate of Incorporation) 编号为2959969（简称”买方”）。
ROLLING WIRELESS (H.K.) LIMITED, a company incorporated in [Hong Kong] with its company Certificate of Incorporation number of 2959969 (the “Buyer”).
(在本协议中，卖方与买方单独称为 “一方”，合称为”双方”)
(Each of the Seller and the Buyer is referred to herein as a “Party” and collectively as the “Parties”)

鉴于，
Whereas,
(1)	司亚乐无线通讯科技（深圳）有限公司（简称”标的公司”）是一家在中国广东省深圳市设立的有限责任公司， 统一社会信用代码为 9 144030067296059XJ，注册资本为300万美元；截至本协议签署日，卖方持有标的公司100％股权；及
Sierra Wireless Technology (Shenzhen) Ltd (the “Target Company”) is a limited liability company incorporated in Shenzhen City, Guangdong Province, PRC, with its unified social credit code of 9144030067296059XJ and registered capital of US$ 3,000,000; the Seller holds 100% equity interest of the Target Company as of the date herein; and
(2)	卖方有意根据本协议约定的条款和条件向买方出售、买方有意根据本协议约 定的条款和条件自买方购买标的公司100％ 股权。
The Seller intends to sell, and the Buyer agrees to purchase, the 100% equity interest of the Target Company pursuant to the terms and conditions of this Agreement.
因此，经过友好协商，双方达成如下协议：
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Therefore, after friendly negotiation, the Parties hereto agree as follows:
1	定义
Definition
在本协议中，下列术语具有以下含义：
In this Agreement, the following terms shall have the following meanings:
1.1	“本次交易” 具有本协议第2.1条规定的含义。
“Transaction” has the meaning set forth in Section 2.1.
1.2	“本协议” 具有本协议序言部分规定的含义。
“Agreement” has the meaning set forth in the preamble.
1.3	“标的公司” 具有本协议”鉴于”部分第（1）条规定的含义。
“Target Company” has the meaning set forth in Section (1) of the recital.
1.4	“标的股权” 具有本协议第2.1条规定的含义。
“Target Shares” has the meaning set forth in Section 2.1.
1.5	“法律” 指政府实体的任何法律、法规、法典、规则、规章、条例或命令。
“Law” means any law, statute, code, rule, regulation, ordinance or order of a Governmental Entity.
1.6	“法律程序”指由政府实体或私人仲裁员提起或在其面前进行的任何司法、行政或仲裁、行动、诉讼、索赔、程序、调查（不论公共的或私人的）。
“Legal Proceeding” means any judicial, administrative or arbitral, actions, suits, claims, proceedings, investigations (public or private), by or before a Governmental Entity or private arbitrator.
1.7	“工作日” 指除周六、周日或中国北京和深圳的银行机构关闭之日以外的任何一天。
“Business Day” means any day other than a Saturday or Sunday or any day on which the banking institutions in Beijing and Shenzhen, PRC, are required to close.
1.8	“关联方” 指就任何人士而言，直接或间接通过一个或多个中间人控制、受该人士控制或与该人士共同受控制的人士。”控制”（包括术语 “受控制”和”被共同控制”）是指直接或间接对该人士的管理决策拥有指示或责成他人作出指示的权力，无论是通过持有有投票权的证券、 通过合同或信贷安排、作为受托人或执行者或其他方式。

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“Affiliate” means, with respect to any person, a person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.
1.9	“获准受让人”，对买方而言，具有本协议第6.4条规定的含义。
“Permitted Assignee”, to the Buyer, has the meaning set forth in Section 6.4.
1.10	“交割” 具有本协议第2.2(1) 条规定的含义。
“Closing” has the meaning set forth in Section 2.2(1).
1.11	“交割日” 具有本协议第2.2(1) 条规定的含义。
“Closing Date” has the meaning set forth in Section 2.2(1).
1.12	“交易对价” 具有本协议第2.1条规定的含义。
“Transaction Consideration” has the meaning set forth in Section 2.1.
1.13	“买方” 具有本协议序言部分规定的含义。
“Buyer” has the meaning set forth in the preamble.
1.14	“卖方” 具有本协议序言部分规定的含义。
“Seller” has the meaning set forth in the preamble.
1.15	“一方” 或 “双方” 具有本协议序言部分规定的含义。
“Party” or “Parties” has the meaning set forth in the preamble.
1.16	“政府实体” 指任何政府、法院、监管或行政机构、委员会、权利机关或其他政府机构（包括任何政府机构、主体、分支机构、局、部门、 官员或实体以及任何法院或其他法庭），无论是联邦、省、州、地方、 国内、市、外国或跨国公司，包括证券交易所。
“Governmental Entity” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality (including any governmental agency, body, branch, bureau, department, official or entity and any court or other tribunal), whether federal, provincial, state, local, domestic, municipal, foreign or multinational, including securities exchanges.
1.17	“重大不利影响” 指单独或整体的、已经或根据合理期待即将产生的、 对标的公司的业务、运营、资产或负债、员工关系、客户或供应商关系、经营成果或其他状况（财务或其他方面）产生重大负面效果的任
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何变更或影响，但由下列情形直接或间接导致的或与之相关的变化或影响除外：(A) (a) 总体经济状况的 变化（包括通常影响经济、证券、 金融、资本或信贷市场的变化或影响，包括利率、汇率或商品价格的变化）,(b) 政治条件的变化（包括战争行为、已宣战或未宣战、武装敌对行动和恐怖主义或本协议签署日已存在的上述任何一项的升级）, (c) 标的公司业务所在的或者标的公司的产品或服务所在的通用汽车、 蜂窝或科技行业已经没落，(d) 法律或会计准则（包括GAAP）或其原则或解释的变化，(B）地震、飓风、龙卷风、洪水、流行病／疫灾或其他自然灾害，包括2019年新型冠状病毒肺炎（COVID-19）引起的任何变化或影响；(C）企业未能满足其内部预算、计划或财务业绩的收入或收益预测（但在每一情形下，并非该等失败的根本原 因）,(D）谈判、执行、宣布或履行本协议或完成本次交易（包括由此产生的任何诉讼），或（E）根据本协议的要求或经买方书面同意而采取的任何行动，或因本协议约定的限制而未能采取任何行动；但就本段定义第（A) 和（B）项而言，如果该变化或影响对标的公司产生的负面影响与对标的公司所在行业类似规模的公司、企业或实体的负面影响不成比例， 则在判断重大不利影响是否已经发生或根据合理期待即将发生时，该等变化或影响应当考虑在内。
“Material Adverse Effect” means any change in or effect that individually or in the aggregate, has or could reasonably be expected to have a materially adverse to the business, operations, assets or liabilities, employee relationships, customer or supplier relationships, results of operations, or condition (financial or otherwise) of the Target Company, taken as a whole, other than any change or effect that results in or relates to, directly or indirectly, (A) changes in (a) general economic conditions (including those generally affecting the economy, or securities, financial, capital or credit markets, including changes in interest or exchange rates or commodity prices), (b) political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism or escalations of any of the foregoing to the extent in existence on the date hereof), (c) the general automotive, cellular or technology industries in which the business operates or in which the products or services sold by the Target Company are used, or (d) Laws or accounting standards (including GAAP), or the principles or interpretations thereof, (B) earthquakes, hurricanes, tornadoes, floods, epidemics/pandemics or other natural disasters, including any changes or effects resulting from the novel coronavirus disease 2019 (known as COVID-19), (C) any failure by the business to meet its internal budgets, plans, or revenue or earnings forecasts of its financial performance (but, in each case, not the underlying cause of such failure), (D) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transaction (including any litigation arising therefrom), or (E) any action taken as required by this Agreement or with the written consent of the Buyer, or any failure to take any action as a result of the restrictions contained in this Agreement; provided that, with respect
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to clauses (A) and (B) of this definition, any change or effect shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur if it disproportionately adversely affects the Target Company, taken as a whole, compared to other companies, businesses or ventures of similar size operating in the industries in which the Target Company operates.
1.18	“中国” 指中华人民共和国，为本协议之目的，不包括香港特别行政区、澳门特别行政区和台湾地区。
“PRC” means the People’s Republic of China, and for purposes of this Agreement only does not include Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region.
2．	交易
Transaction
2.1	本次交易
This Transaction
根据本协议约定的条款和条件，于交割日，卖方应向买方出售、且买方应向卖方购买标的公司的100％股权（对应 注册资本300万美元，该等注册资本已全部缴足）（简称”标的股权”)，购买对价为【】（简称 “交易对价”)（以上合称”本次交易”）。
Pursuant to the terms and conditions under this Agreement, on the Closing Date, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, 100% equity interests of the Target Company (with corresponding registered capital of US$3,000,000, which has already been fully paid) (the “Target Shares”), with a consideration of [*] (the “Transaction Consideration”) (the above collected referred as this “Transaction”).
双方确认，双方可在本次交易交割后根据标的公司实际情况决定是否调整交易对价；如需调整交易对价，双方将另行书面确认调整后的对价及对价调整引起的补充支付或资金返还安排，本次交易的最终交易对价将以双方书面确认的调整后价格（如适用）为准。
The Parties confirm that the Transaction Consideration may be adjusted by both Parties pursuant to the actual situation of the Target Company after the Closing of this Transaction; the Parties shall confirm the adjusted Transaction Consideration and arrangement of the supplementary payment or fund return caused by such adjustment in writing. The final Transaction Consideration shall be the adjusted price confirmed by both Parties in writing (if applicable).
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2.2	交割
Closing
(1)	本次交易应当于本协议第3条约定的所有先决条件得到满足或在许可的情况下被受益的一方或双方豁免（但根据其性质应于交割时满足的条件除外，前提是该等条件已经满足或在许可的情况下被放弃）之后在任何情况下不迟于15个工作日内或者于卖方和买方均同意的其他时间进行（简称”交割”，交割当日称为”交割日”), 除非法律有相反规定，本次交易应通过电话、视频会议和／或电子交换PDF格式文件的方式进行。
The completion of this Transaction (the “Closing”) shall take place in no event later than 15 Business Days, after satisfaction or, to the extent permissible, waiver by the Party or Parties entitled to the benefit of the conditions set forth in Article 3 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time as the Seller and the Buyer may agree (the “Closing Date”) and, unless otherwise required by Law, shall take place by way of telephone, videoconference and/or electronic exchange of closing documentation in .pdf format.
(2)	于交割日，卖方应完成下列事项：
At the Closing, the Seller shall:
(i)	向买方提交卖方批准本次交易的董事会决议复印件；
deliver to the Buyer the copy of the board resolutions of the Seller approving this Transaction;
(ii)	签署批准本次交易的标的公司股东决定，并向买方提交；
deliver to the Buyer the shareholder’s resolutions of the Target Company approving this Transaction executed by the Seller;
(iii)	促使其委派的标的公司董事签署批准本次交易的标的公司董事会决议，并向买方提交；
cause the directors appointed by the Seller to execute the board resolutions of the Target Company approving this Transaction and deliver the same to the Buyer;
(iv)	促使标的公司向买方提交以买方为唯一股东的股东名册、买方的出资证明书；和
cause the Target Company to deliver the Buyer the shareholder name list of the Target Company in which the Buyer is the sole shareholder and the capital contribution certificate of the Buyer; and
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(v)	促使标的公司向买方交付标的公司之公章、财务章等印章及银行U盾。
cause the Target Company to deliver the Buyer the company seal, financial seal and other seals and the bank USB-key.
(3)	于交割日，买方应完成下列事项：
At the Closing, the Buyer shall:
(i)	向卖方提交买方批准本次交易的董事会决议复印件；和
deliver the copy of the board resolutions of the Buyer approving this Transaction to the Seller; and
(ii)	向卖方提前三个工作日指定的银行账户支付交易对价之全额， 并向卖方提交支付交易对价的汇款底单副本或屏幕截图。
pay the whole Transaction Consideration to the bank account designated by the Seller three Business Days in advance, and provide the copy of the bank slip or screen capture evidencing such payment to the Seller.
3.          交易的先决条 件
Conditions to Closing
3.1	双方完成本次交易的先决条件
Conditions to the Obligation of both Parties
双方完成本次交易的义务应以下列条件在交割日或之前得到满足或被
The obligation of both Parties to consummate this Transaction shall be subject to the satisfaction or waiver by both Parties on or prior to the Closing Date of the following condition:
(1)	不存在由政府实体或有权机关发出的限制或禁止本次交易完成的禁令或法令，不存在针对卖方或买方的、向任何政府机关提起的、 寻求限制或严重负面变更本次交易的法律程序，且买方或卖方合理诚信认为该等法律程序有可能导致本次交易无法完成或不合法。
there shall not be in effect any injunction or other order issued by a Governmental Entity of competent jurisdiction restraining or prohibiting the consummation of this Transaction, and no Legal Proceeding shall have been commenced by or before any Governmental Entity against either the Sellers or the Buyer, seeking to restrain or materially and adversely alter this Transaction which, in the reasonable, good faith determination of the Buyer or the Seller, is likely
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to render it impossible or unlawful to consummate this Transaction.
3.2	卖方完成本次交易的先决条件
Conditions to the Obligation of the Seller
卖方完成本次交易的义务应以下列条件在交割日或之前得到满足或被卖方豁免为前提：
The obligation of the Seller to consummate this Transaction shall be subject to the satisfaction (or waiver by the Seller) on or prior to the Closing Date of each of the following conditions:
(1)	买方在本协议第4.2条中所做的陈述与保证在该等陈述与保证作出之日及交割日（如同该等陈述保证在交割日作出）在所有方面均是真实、准确且不具有误导性的；及
The representations and warranties of the Buyer set forth in Section 4.2 shall be true and correct and not misleading in all respects as of the date on which they were made and as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date.
(2)	买方履行、遵守或完成了其在交割日当日或之前应履行、遵守或完成的每一项承诺、约定及应完成事项。
Each of the covenants and agreements of the Buyer to be performed, complied with or consummated on or prior to the Closing Date shall have been duly performed, complied with or consummated by the Buyer.
3.3	买方完成本次交易的先决条件
Conditions to the Obligation of the Buyer
买方完成本次交易的义务应以下列条件在交割日或之前得到满足或被买方豁免为前提：
The obligation of the Buyer to consummate this Transaction shall be subject to the satisfaction (or waiver by the Buyer) on or prior to the Closing Date of each of the following conditions:
(1)	卖方在本协议第4.1条中所做的陈述与保证在该等陈述与保证作出之日及交割日（如同该等陈述保证在交割日作出）在所有方面均是真实、准确且不具有误导性的；及
The representations and warranties of the Seller set forth in Section 4.1 shall be true and correct and not misleading in all respects as of the date on which they were made and as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date.
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(2)	卖方履行、遵守或完成了其在交割日当日或之前应履行、遵守或完成的每一项承诺、约定及应完成事项。
Each of the covenants and agreements of the Seller to be performed, complied with or consummated on or prior to the Closing Date shall have been duly performed, complied with or consummated by the Seller.
4	陈述与保证
Representations and Warranties
4.1	卖方的陈述与保证
Representations and Warranties of the Seller
在本协议签署日和交割日，卖方特此向买方作出以下陈述与保证，并承诺以下陈述与保证均是真实、准确且不具有误导性：
The Seller represents and warrants to the Buyer that the following statements are true and correct and not misleading as of the date of this Agreement and as of the Closing Date:
(1)	卖方为一家根据加拿大法律成立并有效存续的有限责任公司，拥有签署本协议、履行本协议项下义务的所有必要权力和权限；
The Seller is a limited liability company incorporated and validly existing under the Laws of Canada, and has all requisite right, power and authority to enter into this Agreement and to perform its obligations hereunder;
(2)	本协议一经卖方适当签署和交付（假设本协议的其他方亦适当授权、 签署和交付），则构成或将构成对其合法、有效且有约束力的义务， 且可根据其条款对卖方强制执行，但该可执行性可能受到破产、重组或类似影响债权人权力执行的相关法律或衡平法一般原则的限制；
This Agreement, upon its due execution and delivery by the Seller (assuming the due authorization, execution and delivery by the other parties hereto), shall constitute the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency or similar Laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether considered at law or in equity);
(3)	标的公司为一家根据中国法律成立并有效存续的有限责任公司，并具有必要的公司权力和授权来拥有、租赁和经营其财产并开展目前的业务。标的公司已依法获得适当的营业执照和经营资质，并且在
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其拥有或租赁的财产或其业务的运营使该营业执照或经营资质成为必要的每个司法管辖区中都处于良好的状态，除非未获得该等营业执照或经营资质依据合理预期不会对其业务运营产生重大不利影响；标的公司就本协议拟进行的交易采取的所有公司行动将在交割时或交割前得 到正式授权；
The Target Company is a limited liability company incorporated and validly existing under the Laws of the PRC, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. The Target Company is duly licensed and qualified to do business in accordance with the Laws and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the operation of its business. All corporate actions taken by the Target Company in connection with this Transaction will be duly authorized on or prior to the Closing;
(4)	卖方签署、交付和履行本协议并完成本次交易，不与且不会导致与下列文件相冲突或违反、或者导致下列文件被终止或撤销或加速到期：(A）卖方的章程等组织文件，(B）卖方作为一方的任何协议， 或（C）卖方适用的任何法律，但不会对卖方履行本次交易的能力有重大负面影响的冲突、违反、违约除外；
The execution, delivery and performance of this Agreement by the Seller, and the consummation by the Seller of this Transaction, do not and will not conflict with or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any provision of (i) any Seller’s articles of association and other organizational documents, (ii) any contract to which the Seller is a party, or (iii) any Law applicable to the Seller, other than, in each case, any conflicts, violations, defaults or rights that would not have a material adverse effect on the Seller’s ability to consummate this Transaction.
(5)	标的股权构成标的公司的所有认缴和实缴的注册资本，并且该标的股权上没有任何第三方权利主张；及
The Target Shares constitute all of the issued and fully paid registered capital of the Target Company, free and clear of all claims by any third party; and
(6)	标的公司的组织文件和公司记录的真实、完整和正确的副本已提供给买方。
True, complete and correct copies of the organizational documents and corporate records of the Target Company have been made available to
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Buyer.
4.2	买方的陈述与保证
Representations and Warranties of the Buyer
在本协议签署日和交割日，买方特此向卖方作出以下陈述与保证，并承诺以下陈述与保证均是真实、准确且不具有误导性：
The Buyer represents and warrants to the Seller that the following statements are true and correct and not misleading as of the date of this Agreement and as of the Closing Date:
(1)	买方为一家根据香港法律成立并有效存续的有限责任公司，拥有签署本协议、履行本协议项下义务的所有必要权利、权力和权限；
The Buyer is a limited liability company incorporated and validly existing under the Laws of Hong Kong, and has all requisite right, power and authority to enter into this Agreement and to perform its obligations hereunder.
(2)	本协议一经买方适当签署和交付（假设本协议的其他方亦适当授权、 签署和交付），则构成或将构成对其合法、有效且有约束力的义务， 且可根据其条款对买方强制执行，但该可执行性可能受到破产、重组或类似影响债权人权力执行的相关法律或衡平法一般原则的限制；
This Agreement, upon its due execution and delivery by the Buyer (assuming the due authorization, execution and delivery by the other parties hereto), shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency or similar Laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether considered at law or in equity).
(3)	买方签署、交付和履行本协议并完成本次交易，不与且不会导致与下列文件相冲突或违反、或者导致下列文件被终止或撤销或加速到期：(A）买方的章程等组织文件，(B）买方作为一方的任何协议， 或（C）买方适用的任何法律，但不会对买方履行本次交易的能力有重大负面影响的冲突、违反、违约除外；及
The execution, delivery and performance of this Agreement by the Buyer, and the consummation by the Buyer of this Transaction, do not and will not conflict with or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any provision of (A) any Buyer’s articles of association and other organizational documents, (B) any contract to which the Buyer is a party, or (C) any Law applicable to the Buyer,
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other than, in each case, any conflicts, violations, defaults or rights that would not have a material adverse effect on the Buyer’s ability to consummate this Transaction.
(4)	买方签署、交付、履行本协议并完成本次交易无需作出或获得任何同意、弃权、批准、授权豁免、登记、许可或声明。
No consent, waiver, approval, authorization exemption, registration, license or declaration is required to be obtained or made by the Buyer in connection with the execution, delivery and performance of this Agreement and consummation of this Transaction by the Buyer.
5.	承诺
Covenants
5.1	卖方与买方应促使标的公司于交割日后尽快向中国深圳市市场监督管理局办理与本次交易相关的登记或备案，并领取新的营业执照（如适用），卖方和买方应提供进行上述登记或备案所需的一切必要信息及采取必要的行动予以配合。
The Seller and the Buyer shall cause the Target Company to conduct the registration or record filing of this Transaction in the Shenzhen Administration for Market Regulation and obtain the new business license (if applicable) as soon as practical, and the Seller and the Buyer shall promptly cooperate with and provide all necessary information and take all necessary actions reasonably needed for such registration or record filing.
5.2	本次交易产生的税负由卖方承担，但是中国就标的股份转让征收的印花税由双方各付50%。卖方和买方应当、且应促使标的公司，相互配合及时就本次交易进行税务申报，包括提供信息以填写相关纳税申报单以及提供税务机关的裁决要求的其他文件。卖方和买方及其各自的雇 员应在双方方便的基础上向税务机关提供根据本条提交的任何文件或信息的解释。
The Seller shall be solely responsible for the payment of taxes arising from this Transaction, except that each Party shall bear 50% of any stamp duty imposed by the PRC on the transfer of the Target Shares. The Seller and the Buyer shall, and shall cause the Target Company to, cooperate with each other to conduct the tax reporting, including providing information to fill in relevant tax returns and other documents required by tax authorities. The Seller and the Buyer shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations to the tax authorities of any documents or information provided under this section.
5.3	如果双方按照第2.1条的约定在交割日后书面确认调整交易对价，卖方
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和买方应当按照届时双方的书面约定完成对价的补充支付或资金返还以及相应的税务调整申报。
In the event that both Parties confirm to adjust the Transaction Consideration in writing after the Closing Date pursuant to Section 2.1, the Seller and the Buyer shall conduct the supplementary payment or fund return and relevant tax reporting adjustment accordingly.
6.	一般条款
General Provisions
6.1	费用。除本协议另有约定外，不论本次交易是否完成交割，卖方和买方应各自承担其与本次交易（包括本协议和相关文件的起草、签署、 交付及履行）相关的所有费用、成本和开支，包括律师费、审计师费和融资费用（如有）。
Expenses. Except as otherwise specifically provided for in this Agreement, the Seller on the one hand, and the Buyer on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with this Transaction, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not this Transaction is consummated.
6.2
保密。未经任何一方事先书面同意，另一方不得就本协议或本次交易的存在、谈判、主题事项或条款或者关于任何一方的任何保密信息作出任何公告或披露（包括向其员工、客户或供应商作出的任何一般性公告；但是，本第6.2条的规定不得禁止（A）任何适用法律要求的任何披露，在此情况下，披露方应在法律允许和可行的范围内向另一方提供事先审阅该等披露并提出意见的机会，(B）为强制执行与本协议或本次交易相关的任何权利或救济而作出的任何披露，(C）为了进行税务申报或本次交易而进行的任何披露，及（D）在交易的谈判和签署过程中需要告知的范围内向任何一方代表作出的任何披露（但前提是该等代表同意对该等信息保密）。

Confidentiality. No public announcement or disclosure (including any general announcement to employees, customers or suppliers) will be made by any Party with respect to the existence, the negotiation, the subject matter or the terms of this Agreement or the Transaction or any confidential information relating to any Party; provided, that the provisions of this Section 6.2 shall not prohibit (A) any disclosure required by any applicable Law, in which case the disclosing Party will provide the other Party with the opportunity to review and comment in advance of such disclosure if legally permitted and practicable, (B) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or this Transaction, (C) any disclosure required in connection with the tax reporting or this Transaction, and (D) any disclosure to any Party’s representatives on a need-to-know basis for the negotiation and execution
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of this Transaction (provided that such representatives agree to keep such information confidential).
6.3	通知。本协议项下的所有通知、请求、要求、弃权及其他通讯应采用书面形式通过（a)专人递送，(b）次日达或隔 夜达服务邮寄，或（c）传真或电子邮件方式，发送至下方所列的或一方书面通知另一方的其他地址、传真或电子邮件地址：
Notice. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) sent by next-day or overnight mail or delivery or (c) sent by fax or electronic mail, as follows, or, in each case, at such other address, fax number or e-mail address as may be specified in writing to the other Party hereto:
(1)	至卖方：
If to the Seller,
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia V6V 3A4
Canada
收件人/Attention: President and CEO
传Z/Facsimile: (604) 231-1103
抄送：
With a copy to:
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
P.O. Box 49314
Vancouver, British Columbia V7X 1L3
Canada
电话/Telephone: 604-631-4243
电子邮件/E-Mail Address: troy.lehman@blakes.com
收件人/Attention: Troy Lehman
(2)	至买方：
If to the Buyer,
Rolling Wireless (H.K.) Limited
#Room 1901, 19/F, Lee Garden one, 33 Hysan Avenue, Causeway Bay,
Hong Kong
收件人/Attention: [Redacted]
传Z/Facsimile: 0086-755-26887626
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电子邮件/Email: [Redacted]
抄送：
With a copy to:
Osler, Hoskin & Harcourt LLP
620 8th Avenue, Suite 3600
New York, New York 10018
USA
传真/Fax: 212-867-5802
电话/Telephone: 212-991-2518
电子邮件/E-Mail Address: mkushner@osler.com
收件人/Attention: Marc Kushner
所有该等通知、请求、要求、弃权及其他通讯应在下列情况下视为有效送达：(a) 如通过专人递送，则在收到 时应视为有效送达；(b) 如通过次日达或隔夜达服务邮寄，则在送达之日视为有效送达；(c) 如通过传真或电子邮件发送，在太平洋时间工作日下午5:00前发送则视为在当日有效送达，在太平洋时间工作日下午5:00后或非工作日发送则视为在下一个工作日有效送达。
All such notices, requests, demands, waivers and other communications shall be deemed to have been received (a) if by personal delivery, on the day of such delivery, (b) if by next-day or overnight mail or delivery, on the day delivered or (c) if by fax or electronic mail, on the day of delivery if sent by 5:00 PM PT on a Business Day, or on the first Business Day following the day of delivery if sent after 5:00 PM PT on a Business Day or on a day other than a Business Day.
6.4
转让和继受。本协议应对双方及其各自的继承人和受让人具有约束力并及于其利益。未经一方同意，另一方不得转让、授权或以其他方式转让其在本协议项下的任何权利或义务；但是，买方可在交割日前不经卖方同意将其在本协议项下的权利或义务的全部或部分转让和／授权给其任何关联方（简称”获准受让人”)，但该等转让不得免除买方在本协议项下的任何义务。如果发生了根据本第6.4条进行的获准转让， 双方同意签订与本协议约定条款实质上类似的附加文件或协议。

Assignment and Succession. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assignees; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto; provided further, that the Buyer may assign and/or delegate all or any portion of its rights or obligations under this Agreement to its Affiliates (the “Permitted Assignee”) prior to the Closing Date, but no such assignment or delegation shall relieve the Buyer of any of its obligations hereunder. In the event of a permitted assignment under this Section 6.4, the Parties agree to enter into
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any additional documents or agreements on substantially similar terms as set forth in this Agreement.
6.5	修订、弃权与特殊履行。
Amendment; Waivers and Specific Performance.
(1)
本协议的任何修订、修改或解除，以及本协议项下的任何弃权，均应以书面形式作出并经双方正式签署，否则均无效且不具有约束力。 任何该等弃权应仅构成对书面所述特定事项的弃权，且不损害作出该等弃权的一方在任何其他方面或任何其他时间的权利。任何一方对违约、 违反本协议项下任何条款或未能行使本协议项下任何权利或特权的弃权，不得被解释为其对任何其他违反或类似性质的违约行为的弃权，亦不得被解释为其对本协议项下任何此类条款、权利或特权的放弃。本协议规定的权利和救济是累积的，不排除任何其他权利或任何一方在法律或衡平法上可能拥有的任何权利或救济。

No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by both Parties. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement or the failure to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at law or in equity.
(2)
双方特此同意，若本协议的任何约定未能被依据其特定条款履行或被违反，则可能发生无法弥补的损害，且金钱赔偿或其他法律救济可能不足以弥补此类损害。因此，双方特此承认并同意，在交割时或之前，如果卖方或买方中任何一方违反或预期违反其在本协议项下的的承诺或义务，则另一方有权根据国际商会仲裁院仲裁规则申请临时救济，并有权具体执行本协议的相关条款和规定，以防止或限制另一方的违反或预期违反行为，或强 制另一方遵守在本协议项下的承诺和义务，该等权利应包括卖方或买方促成本次交易完成的权利。双方进一步同意，若一方通过行使本第6.5(2）条规定的补救措施时，本协议已终止或本第6.5(2）条规定的救济措施不可 用，则该一方有权行使其在本协议项下可行使的任何其他形式的救济。

The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate
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remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that prior to or at the Closing in the event of any breach or threatened breach by the Seller, on the one hand, or the Buyer, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Seller, on the one hand, and the Buyer, on the other hand, shall be entitled to interim relief under the ICC Rules to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, and this right shall include the right of the Sellers or the Buyer to cause the Transaction to be consummated. The Parties further agree that by seeking the remedies provided for in this Section 6.5(2), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.5(2) are not available or otherwise are not granted.
6.6	无第三方受益人。本协议的任何约定均不视为授予双方及其各自的继承人和获准受让人以外的任何主体以任何权利。
No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity other than the Parties and their respective successors and Permitted Assignees.
6.7	放弃惩罚性赔偿及其他赔偿。
Waiver of Punitive and Other Damages.
(1)	除与第三方索赔有关的赔偿被判予第三方情形外，本协议双方明确放弃追讨因本协议或本次交易引起或与之有关的任何争议导致的惩罚性、惩戒性赔偿或类似的损害赔偿。
Unless awarded to a third party in connection with a third-party claim, the Parties to this Agreement expressly waive and forego any right to recover punitive, exemplary or similar damages in any Legal Proceeding or indemnification claim arising out of or resulting from any controversy or claim arising out of or relating to this Agreement or this Transaction.
(2)	双方承认并同意，本协议项下产生的任何争议都可能包含复杂和困难的问题，因此，双方特此无条件不可撤销地放弃其就本协议直接或间接引起的或与之有关的任何诉讼要求陪审团审判的权利。
Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and
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difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any dispute or any litigation directly or indirectly arising out of or relating to this Agreement or this Transaction.
(3）任何一方证明并承认（A）另一方的代表、代理人或律师明确或以其他方式表示，该另一方在诉讼时会作出上述弃权，(B）其理解并考虑了该等弃权的后果，(C）其自愿做出该等弃权，以及（D）其已因本第6.7条中的相互弃权证明而签订本协议。
Each Party certifies and acknowledges that (A) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of the foregoing waivers, (B) it understands and has considered the implications of such waivers, (C) it makes such waivers voluntarily, and (D) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.7.
6.8	可分割性。如果本协议的任何规定因任何原因被认定为无效或不可强 制执行，不视为上述条款在任何其他情况下均无效、不起作用或不可 执行，亦不视为本协议的任何其他条款在任何程度上无效或不可执行。
Severability. If any provision of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.
6.9	文件效力。双方确认，如就本次交易在市场监督管理局进行登记备案时需双方另行签署书面股权转让协议，而该协议与本协议有任何不一致之处，则应以本协议为准。
Validity of Documents. The Parties confirm that in the event that the Parties execute another share transfer agreement for the registration or record filing of this Transaction in the administration of market regulation, and there is any discrepancy between such share transfer agreement and this Agreement, this Agreement shall prevail.
6.10	标题。标题仅为行文方便而设，不影响对本协议任何规定的解释。
Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.
6.11	副本。本协议可通过电子交换PDF格式文件或其他电子方式签署任意份数副本，每份文本均视为原件，且所有文本应构成同一份文件。
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Counterparts. This Agreement may be executed in counterparts and by means of facsimile, portable document format (.pdf) or other electronic means, each of which when so executed and delivered being deemed an original and all such counterparts together constituting one and the same instrument.
6.1	语言。本协议以中英文版本同时签署。若两种版本有不一致之处，以英文版本为准。
Language. This Agreement shall be executed in both English and Chinese versions. In case of any discrepancy between the two versions, the English version shall prevail.
（以下无正文）
(Remainder of this page left intentionally blank)
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特此为证，本协议由双方于本协议文首处标明的日期签署。
IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.
卖方/Seller: Sierra Wireless, Inc.
授权代表人签字／’Authorized Representative:   ___________________
姓名／Name:
职务／Title:

股权购买协议一签字页

特此为证，本协议由双方于本协议文首处标明的日期签署。
IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.
买方/Buyer: ROLLING WIRELESS (H.K.) LIMITED
授权代表人签字／’Authorized Representative:
姓名／Name:
职务／Title:

股权购买协议一签字页

EXHIBIT F
FORM OF TRANSITION SERVICES AGREEMENT

TRANSITION SERVICES AGREEMENT
THIS TRANSITION SERVICES AGREEMENT (this “Agreement”) is made as of [●], 2020 (the “Effective Date”) between Rolling Wireless (H.K.) Limited, a Hong Kong corporation (the “Buyer”) and Sierra Wireless, Inc., a Canadian corporation (“Sierra”). Each of Buyer and Sierra a “Party” and together, the “Parties”.
RECITALS
A.
Buyer and Sierra (and certain of its Subsidiaries) are parties to that certain Master Asset Purchase Agreement dated as of July 23, 2020 (the “MAPA”), pursuant to which Sellers have agreed to sell to Buyer and Buyer has agreed to purchase from Sellers, the Business.

B.
As a condition and inducement for the Parties’ willingness to consummate the transactions contemplated by the MAPA, Buyer and Sierra are entering into this Agreement to provide each other with the services as described herein.

NOW THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.
ARTICLE 1
INTERPRETATION
1.1          Definitions. Unless otherwise provided in this Agreement, capitalized terms will have the meanings given to them in the MAPA. Words or abbreviations that have well known technical industry or trade meanings and are not otherwise defined herein or in the MAPA are used in accordance with their recognized meanings.
1.2          Construction. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement. In this Agreement, words importing the singular number only include the plural and vice versa and words importing any gender include all genders. The word “including” means “including without limitation”. A definition applies to other forms of the word. Except where otherwise expressly provided, all references to currency herein are to the lawful money of the United States.
1.3          Schedule. All Schedules to this Agreement are incorporated by reference and form part of this Agreement. The following are the Schedules as of the Effective Date:
Schedule A       —       Seller Services
Schedule B       —       Buyer Services

ARTICLE 2
TRANSITION SERVICES
2.1          Services. This Agreement will govern services that:
(a)
are required by Buyer (or its Affiliates) for an interim period, as (i) set out in Schedule A to this Agreement or (ii) added pursuant to Section 2.5 (collectively the “Seller Services”) to be performed by Sierra (or its Affiliates); and

(b)
are required by Seller (or its Affiliates) for an interim period, as (i) set out in Schedule B to this Agreement or (ii) added pursuant to Section 2.5 (collectively the “Buyer Services”) to be performed by Buyer (or its Affiliates); and

The Seller Services and the Buyer Services are collectively the “Services” and each, a “Service” and the Schedules setting out the Services are the “Service Schedules”.
2.2          Services Generally (Sierra). Except as otherwise provided herein, during the Service Term (as defined in Section 3.1), Sierra will provide, or cause to be provided, to Buyer and its Affiliates the applicable Seller Services.
2.3          Services Generally (Buyer). Except as otherwise provided herein, during the Service Term (as defined in Section 3.1), Buyer will provide, or cause to be provided, to Sierra and its Affiliates the applicable Buyer Services.
2.4          Cooperation. Buyer, on the one hand, and Sierra, on the other hand, will, and will cause their respective employees to, reasonably cooperate and assist with any reasonable requests with employees of the other to the extent required for effective delivery of the Services. In addition, each Party will name a point of contact who will be responsible for the day-to-day implementation of this Agreement, including attempted resolution of any issues that may arise during the performance of any Party’s obligations hereunder.
2.5          Additional Services. If a service that is required by a Party to conduct its business during the Service Term is not specifically identified in this Agreement, but is reasonably necessary to provide for an orderly transition of the Business from Sellers to Buyer then at a Party’s reasonable request the Parties will negotiate in good faith, with a view to the provision of such additional service, the terms and conditions (as mutually agreed by the Parties) for the additional service in a new Service Schedule. Each such Service Schedule will be prepared jointly by the Parties and be duly executed as an amendment to this Agreement in accordance with Section 8.9.

2.6          Services Exceptions and Limitations. Neither Party will be obligated to provide any Services to the extent the performance of such Service would require a Party to violate any applicable Law. In providing the Services, a Party will not be obligated to, unless specifically set out in a Service Schedule or the MAPA or to the extent the costs associated therewith are not reimbursed by the other Party: (a) maintain the employment of any specific employee; (b) purchase, lease or license any additional equipment, software or technology; (c) pay any costs related to the transfer of the Business to Buyer; or (d) pay any costs related to securing any alternate supplier of Services; provided, however, that nothing in this Section 2.6 will excuse a Party from fulfilling its obligations under the terms and conditions of this Agreement. Unless otherwise provided in the relevant Services Schedule, any such costs to be reimbursed by a Party receiving the relevant Services will require its prior approval.
2.7          Precedence. In the event of a conflict between (a) the provisions of the main body of this Agreement and the provisions of any of the Service Schedules, the provisions of the main body of this Agreement will prevail provided that the provisions of the applicable Service Schedule will prevail over the provisions of the main body of this Agreement to the extent the Service Schedule expressly refers to the provisions in the main body of this Agreement over which it prevails; or (b) the provisions of this Agreement and the provisions of the MAPA as it relates to the Services hereunder, the provisions of this Agreement will prevail.
ARTICLE 3
TERM AND TERMINATION.
3.1          Term and Termination. The term of this Agreement will commence on the Effective Date and will remain in effect until the earlier of (a) the expiration or termination of all Service Schedules, and (b) 365 days after the Effective Date, unless earlier terminated or extended in accordance with this Agreement. The term of each Service in the Service Schedules will be from the Effective Date (unless another commencement date is stated therein) until the expiration of the duration stated therein (a “Service Term”), unless such Service is earlier terminated (in whole or in part) upon ten (10) days prior written notice by the Party receiving such Service to the Party providing such Service, or in accordance with the terms provided therein. This Agreement may be extended by the Parties in their sole discretion, by agreement in writing, either in whole or in part with respect to one or more of the Services; provided, however, that such extension will only apply to the Services for which this Agreement was extended.
3.2          Survival. Upon termination of this Agreement in its entirety, all obligations of the Parties shall terminate, except for the provisions of Article 4 (with respect to fees accrued and taxes incurred prior to termination), Section 6.2, and, in their entirety, Article 5, Article 7, and Article 8 and this Section 3.2, which will survive termination or expiration of this Agreement. Notwithstanding the foregoing, in the event of any termination with respect to one or more, but less than all Service Schedules, this Agreement will continue in full force and effect with respect to any Service Schedules not terminated.

ARTICLE 4
FEES AND PAYMENT.
4.1          Charges for Services. In consideration for the Services provided by Sierra and Buyer under this Agreement, each Party will pay to, or cause to be paid to, the other Party (or its designated Affiliate) the fees of providing the Services as defined in the applicable Service Schedule.
4.2          Payment Terms. Unless otherwise provided in the Service Schedule, each Party will send to the other Party monthly invoices showing charges (including as a separate line item any applicable Sales Taxes (defined below) that the provider of the Services is responsible for collecting and remitting to the applicable taxing authority) for the specific Services provided by the Buyer or Sierra, as the case may be. Such invoices will be accompanied by reasonable documentation or other reasonable explanation supporting such charges. Unless otherwise provided in the Service Schedule, invoices will be due and payable within thirty (30) days after receipt. If a Party disputes the amount of an invoice, that Party shall deliver a written statement to the other Party’s representative designated pursuant to Section 2.4 before the payment due date listing all disputed items and describing in reasonable detail the reasons it disputes each item. Any amounts not disputed shall be deemed accepted and shall be paid (despite disputes on other items). The Parties shall seek to resolve all such disputes expeditiously and in good faith. If the Parties have not resolved the dispute within 30 days of the applicable Party’s receipt of written statement, the dispute shall be resolved in accordance with Section 8.3.
4.3          Expenses. Except as otherwise provided herein, each Party will be responsible for the expenses (including fees and expenses of legal advisors, accountants and other professional advisors) incurred by it and its Affiliates, respectively, in connection with the negotiation and settlement of this Agreement and the performance of its obligations hereunder. Unless otherwise indicated, all amounts payable under this Agreement will be in United States Dollars.
4.4          Taxes. The fees payable by Buyer and Sierra pursuant to this Article 4 are exclusive of any federal, state, municipal, or other taxes, duties, excises, tariffs, fees, assessments or levies now or hereinafter imposed on the performance or delivery of Seller Services, Buyer Services or direct costs. Any sales, use, goods and services, harmonized sales or value-added taxes (collectively, the “Sales Taxes”), duties, excises, tariffs, fees, assessments or levies imposed on the performance or delivery (in each case for the avoidance of doubt excluding any taxes imposed on or measured by income) of: (a) Services provided by Sierra to Buyer will be the responsibility of Buyer; and (b) Services provided by Buyer to Sierra will be the responsibility of Sierra. Either Party receiving the Services may deduct or withhold from any payments to the other Party any amount required to be withheld or deducted in accordance with applicable Law. The Parties shall use their commercially reasonable efforts to cooperate and do all such acts and to execute all such documents as will enable them to eliminate or reduce any tax payable or withholdable with respect to payments made pursuant to this Agreement.

ARTICLE 5
INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIALITY.
5.1          Existing Ownership Rights Unaffected. This Agreement will not affect the ownership of any intellectual or proprietary rights that may arise under law or as allocated in the MAPA or the License Agreement. Unless otherwise provided by the License Agreement, neither Party will gain, by virtue of this Agreement, any rights of ownership of any intellectual or proprietary rights owned by the other Party (or its Affiliates).
5.2          Proprietary Notices. No Party will remove any copyright notices, proprietary markings, trademarks or trade names from the other Party’s software or documentation.
5.3          Confidentiality. The Parties hereby expressly incorporate the provisions of the Confidentiality Agreement into this Agreement.
ARTICLE 6
PERFORMANCE STANDARDS.
6.1          Performance Standards. Specific performance standards for a Service may be set out in the corresponding Service Schedule. Where none are set out, the performing Party will use commercially reasonable efforts to provide the Services in substantially the same manner as provided to, or provided on behalf of, the Business prior to the date of the MAPA and Sierra or Buyer, as the case may be, will exercise similar care and skill as it exercises in performing similar services for itself and with similar knowledge and expertise as it exercises in performing services for itself. Each Party receiving Services will provide sufficient resources and timely decisions, approvals and acceptances in order that the Party providing such Services may accomplish its obligations hereunder in a timely manner.
6.2 Disclaimer of Warranties. EXCEPT AS SPECIFICALLY SET OUT OR REFERENCED IN THIS AGREEMENT, THERE ARE NO REPRESENTATIONS, WARRANTIES, OR CONDITIONS OF EITHER PARTY, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, REGARDING ANY MATTER, INCLUDING ANY IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON INFRINGEMENT AND THOSE ARISING BY STATUTE OR OTHERWISE IN LAW OR FROM A COURSE OF DEALING OR USAGE OF TRADE. Nothing herein will affect the representations and warranties of the Parties under the MAPA.
6.3          Good Faith Cooperation. The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of Services. The parties will maintain reasonable documentation related to the Services and cooperate with each other in making such information available as needed.
ARTICLE 7
LIMITATION OF LIABILITY
7.1          EXCLUSION. NEITHER PARTY NOR ITS AFFILIATES WILL BE LIABLE OR OTHERWISE RESPONSIBLE FOR ANY INDIRECT, EXEMPLARY, INCIDENTAL,

SPECIAL OR CONSEQUENTIAL DAMAGES OR DIMINUTION IN VALUE OR FOR LOSS OF BUSINESS, PROFITS OR REVENUES, FAILURE TO REALIZE EXPECTED SAVINGS, OR OTHER COMMERCIAL OR ECONOMIC LOSSES OF ANY KIND THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF WHETHER BASED ON CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHER THEORY, PROVIDED THAT THE LIMITATIONS OF LIABILITY SET OUT IN THIS SECTION 7.1 WILL NOT APPLY TO (a) EITHER PARTY’S GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUD; OR (b) ANY MATERIAL VIOLATIONS OF LAW THAT ARE INTENTIONAL; OR (c) ANY BREACH BY A PARTY OF ITS OBLIGATIONS OF CONFIDENTIALITY HEREUNDER; OR (d) ANY USE OF ANY INTELLECTUAL PROPERTY RIGHTS OF THE OTHER PARTY OR ITS AFFILIATES OTHER THAN AS PERMITTED UNDER THIS AGREEMENT; OR (e) EITHER PARTY’S FAILURE TO PAY OR REMIT EMPLOYEE WAGES OR WITHHOLDING TAXES.
7.2          LIMITATION. EXCEPT WITH RESPECT TO LOSSES OR DAMAGES ACTUALLY SUFFERED OR INCURRED BY A PARTY AS A RESULT OF THE OTHER PARTY’S GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUD OR ANY OF THE MATTERS LISTED IN SECTION 7.1 (b) THROUGH (e) IN PROVIDING THE SERVICES, A PARTY’S MAXIMUM LIABILITY TO THE OTHER PARTY WITH RESPECT TO ANY AND ALL CLAIMS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL NOT EXCEED THE AGGREGATE AMOUNT OF FEES RECEIVED BY SUCH FIRST PARTY UNDER THIS AGREEMENT.
ARTICLE 8
MISCELLANEOUS.
8.1          Compliance with Laws. Each Party will, with respect to its obligations and performance hereunder, comply with all applicable Law.
8.2          Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
8.3          Dispute Resolution.
(a)
Any and all disputes or controversies arising under this Agreement (“Dispute”) will be referred to and finally settled through Arbitration to be administrated by the ICC, according to the Rules in force on the date of the request for arbitration, except for any changes set forth herein, or by mutual agreement by the parties. The Rules’ provisions related to the emergency arbitrator will not apply.

(b)
The arbitral tribunal will be conducted by three independent arbitrators (the “Arbitrators”), selected by the mutual written agreement of the Parties or, if the Parties cannot so agree within 10 Business Days of the request for arbitration, selected by the ICC in accordance with the Rules.

(c)	The seat of arbitration will be in Vancouver, British Columbia, where the arbitration award will be rendered. The arbitration will be conducted in English.

The Arbitrators will apply the choice of law provided under Section 8.2.
(d)
The Arbitrators will have the authority to grant urgent, interim and permanent measures deemed appropriate, including orders for the specific performance of the obligations set forth herein. Any order, decision, determination or award rendered by the Arbitrators will be final, compulsory and legally binding on the parties and their successors, and may be entered and enforced in any court having jurisdiction thereof or having jurisdiction over the relevant party and/or any of its assets.

(e)
Nothing in the foregoing will limit or deny a Party the right to seek relief (including injunctive or other equitable relief) or remedies from a court of competent jurisdiction in connection with any infringement, violation, misappropriation of any intellectual or proprietary rights of that Party, including in respect of the misuse of its Confidential Information.

8.4          Relationship Between the Parties. Nothing contained in this Agreement will be deemed or construed by the Parties hereto, or by any third party, to create the relationship of partnership or joint venture or a relationship of principal and agent, employer-employee, master-servant, or franchisor-franchisee between the Parties and no provision contained herein will be deemed to create any relationship between the Parties hereto other than the relationship of independent contractors. No employee, contractor or subcontractor of either Party shall be deemed to be an employee, contractor or subcontractor of the other Party, it being fully understood and agreed that no employee of either Party is entitled to benefits or compensation from the other Party. Each Party is wholly responsible for withholding and payment of all applicable federal, state and local and other payroll taxes with respect to its own employees, including any contributions from them as required by Law.
8.5          Subcontracting. Either Party may engage subcontractors to perform all or any portion of its duties under this Agreement provided that: (a) such Party engages subcontractors to perform similar services for itself; (b) any such subcontractor agrees in writing to be bound by confidentiality obligations on terms no less favorable to the other Party than those contained in this Agreement, and (c) the subcontracting Party remains responsible for the performance of such subcontractor. As used in this Agreement, “subcontractor” will mean any subcontractor to or agent of a Party that performs the Services.

8.6          Force Majeure. Neither Party will be liable for any failure or delay in performing any of its obligations under this Agreement so long as and to the extent such failure or delay is due to any act of God or a public enemy or terrorist; any act of any military, civil or regulatory authority; any fire, flood, earthquake, storm, or other similar natural disaster; any epidemic or public health emergency or any similar cause beyond its reasonable control (each such cause, an “Event of Force Majeure”); provided, however, that the affected Party will give the other Party prompt written notice of such inability and the reasons therefor, and will use commercially reasonable efforts (including implementation of reasonable business continuity and disaster recovery plans) to resume performance of its obligations hereunder with the least possible delay. This applicable Service Term for any Service so suspended shall be automatically extended for a period of time equal to the time lost by reason of suspension. The affected Party will give the other Party prompt notice of the cessation of the Event of Force Majeure. If an Event of Force Majeure causes a material failure or delay in the performance of any Service for more than thirty (30) consecutive days, the Party receiving such Services may immediately terminate the applicable Service, upon written notice to the other Party.
8.7          Notices. All notices, requests, demands and other communications hereunder will be in writing and will be deemed to have been given: (a) when delivered personally, (b) the next Business Day, if sent by a nationally-recognized overnight delivery service (unless the records of the delivery service indicate otherwise), or (c) upon delivery if sent by electronic mail or facsimile during a Business Day (or on the next Business Day if sent by electronic mail or facsimile after the close of normal business hours or on a non-Business Day):
If to Sierra:
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia V6V 3A4
Canada
Attention: General Counsel
Facsimile: (604) 231-1103
Email: [Redacted]
with a copy (which will not constitute notice) to:
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
P.O. Box 49314
Vancouver, British Columbia V7X 1L3
Canada
Attention: Troy Lehman
Facsimile: (604) 631-3309
Email: troy.lehman@blakes.com

If to Buyer:
c/o Rolling Wireless (H.K.) Limited
#Room 1901, 19/F, Lee Garden one, 33 Hysan Avenue, Causeway Bay, Hong Kong
Attention: [Redacted]
Email: [Redacted]
Facsimile: 0086-755-26887626
with a copy (which will not constitute notice) to:
Osler, Hoskin & Harcourt LLP
620 8th Avenue, Suite 3600
New York, New York 10018
USA
Attention: Marc Kushner
Facsimile: 212-867-5802
Email: mkushner@osler.com
Any Party or other recipient may from time to time change its contact information for purposes of this Agreement, by giving notice of such change as provided herein.
8.8          Entire Agreement. This Agreement (which includes the Service Schedules) contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, oral or written, between the Parties. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof. It is the intention of the Parties that the terms of this Agreement be consistent with the terms of the MAPA.
8.9          Amendment and Waivers. This Agreement will not be amended except by a Service Schedule or other written agreement that: (a) is signed by the authorized signing representatives of each of the Parties; and (b) expressly states that it is intended to amend this Agreement. No waiver of any obligation or any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific obligation or breach waived.
8.10          Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either of the Parties.

8.11          Assignment; Binding Effect. Except as specifically permitted by the terms of this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties, provided that the Buyer may assign or delegate this Agreement, in whole or in part, without the prior written consent of Sierra to any of its majority-owned subsidiaries so long as such subsidiary remains majority-owned by Buyer, provided that such assignment or delegation shall not relieve Buyer from its obligations hereunder. This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 8.11 will be void.
8.12          Third Parties. Nothing herein expressed or implied is intended or will be construed to confer upon or give to any Person other than the Parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.
8.13          Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by that Party.
[Signature Page Follow]

EXECUTED by the Parties as of the Effective Date.
ROLLING WIRELESS (H.K.) LIMITED

By:
Name:
Title:

[Signature Page to Transaction Services Agreement]

EXECUTED by the Parties as of the Effective Date.
SIERRA WIRELESS, INC.

By:
Name:
Title:

[Signature Page to Transaction Services Agreement]

SCHEDULE A
SELLER SERVICES
[Seller Services Redacted]

SCHEDULE B
BUYER SERVICES
[Buyer Services Redacted]

Schedule 1.1-1
AECM Products
[AECM Products Redacted]

- 1.1-1-1 -

Schedule 1.1-2
Additional Equipment
[Additional Equipment Redacted]

- 1.1-2-1 -

Schedule 1.1-3
Carve-out Principles
[Carve-out Principles Redacted]

- 1.1-3-1 -

Schedule 1.1-4
Key Employees
[Key Employees Redacted]

- 1.1-4-1 -

Schedule 1.1-5
Permitted Liens
[Permitted Liens Redacted]

- 1.1-5-1 -

Schedule 1.1-6
Regulatory Approvals
Nil.

- 1.1-6-1 -

Schedule 1.1-7
Schedule of Adjustment Principles
[Schedule of Adjustment Principles Redacted]

- 1.1-7-1 -

Schedule 1.1-8
Schedule of Estimated Net Debt
[Schedule of Estimated Net Debt Redacted]

- 1.1-8-1 -

Schedule 2.1(d)
Assigned Contracts
[Assigned Contracts Redacted]

- 2.1(d)-1 -

Schedule 2.1(e)
Equipment
[Equipment Redacted]

- 2.1(e)-1 -

Schedule 2.1(g)
Included Permits
1.	Sierra China Business License.
2.	Sierra China Certificate of Approval for establishment of enterprises with foreign investment in the People’s Republic of China.
3.	Letter of Approval of WFOE set up.
4.	Advanced Technology Service Company Certificate.
5.	[Permits or product certifications Redacted]
6.	IMEI TAC blocks associated with AECM Products, maintained by GSMA and obtained from CTIA or BABT. Sierra will provide the authorization letter to PTCRB or GCF to enable the change.

- 2.1(g)-1 -

Schedule 2.2(1)
Excluded Permits
[Redacted]

- 2.1(l)-1 -

Schedule 2.3(a)
Designated Assumed Liabilities
[Designated Assumed Liabilities Redacted]

- 2.3(a)-1 -

Schedule 2.4(h)
Designated Excluded Liabilities
[Designated Excluded Liabilities Redacted]

- 2.4(h)-1 -

Schedule 6.1
Conduct of the Business
1.	Inventory levels may fluctuate as Sellers manage production and demand in the Ordinary Course of Business.

- 6.1-1 -

Schedule 6.7
Seller Pre-Closing Activities
[Seller Pre-Closing Activities Redacted]

- 6.7-1 -

Schedule 6.9(a)
Retained Employees
[Retained Employees Redacted]

- 6.9(a)-1 -